Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (MD&A) is presented to enable readers to assess material changes in the financial condition and operating results of TD Bank Group (TD or the Bank) for the year ended October 31, 2011, compared with the corresponding periods in the prior years. This MD&A should be read in conjunction with our Consolidated Financial Statements and related Notes for the year ended October 31, 2011. This MD&A is dated November 30, 2011. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank’s annual Consolidated Financial Statements prepared in accordance with Canadian generally accepted accounting principles (GAAP). Note that certain comparative amounts have been reclassified to conform to the presentation adopted in the current year.

	FINANCIAL RESULTS OVERVIEW		GROUP FINANCIAL CONDITION
7	Net Income	38	Balance Sheet Review
8	Revenue	39	Credit Portfolio Quality
11	Expenses	50	Capital Position
13	Taxes	55	Off-Balance Sheet Arrangements
14	Quarterly Financial Information	57	Related-Party Transactions
		58	Financial Instruments
	BUSINESS SEGMENT ANALYSIS
16	Business Focus		RISK FACTORS AND MANAGEMENT
19	Canadian Personal and Commercial Banking	58	Risk Factors that May Affect Future Results
22	Wealth Management	61	Managing Risk
26	U.S. Personal and Commercial Banking
29	Wholesale Banking		ACCOUNTING STANDARDS AND POLICIES
32	Corporate	81	Critical Accounting Estimates
		85	Future Accounting and Reporting Changes
	2010 FINANCIAL RESULTS OVERVIEW	89	Controls and Procedures
34	Summary of 2010 Performance
36	2010 Financial Performance by Business Line

Additional information relating to the Bank, including the Bank’s Annual Information Form, is available on the Bank’s website at http://www.td.com, on SEDAR at http://www.sedar.com, and on the U.S. Securities and Exchange Commission’s website at http://www.sec.gov (EDGAR filers section).

Caution Regarding Forward-Looking Statements
From time to time, the Bank makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Bank’s 2011 Management’s Discussion and Analysis (“MD&A”) under the headings “Economic Summary and Outlook” and, for each business segment, “Business Outlook and Focus for 2012” and in other statements regarding the Bank’s objectives and priorities for 2012 and beyond and strategies to achieve them, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may” and “could”.
By their very nature, these statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the financial, economic and regulatory environments, such risks and uncertainties - many of which are beyond the Bank’s control and the effects of which can be difficult to predict - may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange and interest rate), liquidity, operational (including technology), reputational, insurance, strategic, regulatory, legal, environmental, and other risks, all of which are discussed in the 2011 MD&A. Additional risk factors include the impact of recent U.S. legislative developments, as discussed under “Significant Events in 2011” in the “Financial Results Overview” section of the 2011 MD&A; changes to and new interpretations of capital and liquidity guidelines and reporting instructions; increased funding costs for credit due to market illiquidity and competition for funding; and the failure of third parties to comply with their obligations to the Bank or its affiliates relating to the care and control of information. We caution that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please see the “Risk Factors and Management” section of the 2011 MD&A. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and we caution readers not to place undue reliance on the Bank’s forward-looking statements.
    Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2011 MD&A under the headings “Economic Summary and Outlook” and, for each business segment, “Business Outlook and Focus for 2012”, as updated in subsequently filed quarterly Reports to Shareholders.
    Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	1

FINANCIAL RESULTS OVERVIEW

Corporate Overview
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (TD or the Bank). TD is the sixth largest bank in North America by branches and serves approximately 20.5 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust, TD Insurance, and TD Auto Finance Canada; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking, including TD Bank, America’s Most Convenient Bank and TD Auto Finance U.S.; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with more than 7.5 million online customers. TD had $686 billion in assets on October 31, 2011. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

How the Bank Reports
The Bank prepares its Consolidated Financial Statements in accordance with GAAP and refers to results prepared in accordance with GAAP as “reported” results. The Bank also utilizes non-GAAP financial measures to arrive at “adjusted” results to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank removes “items of note,” net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. The items of note are listed in the table on the following page. As explained, adjusted results are different from reported results determined in accordance with GAAP. Adjusted results, items of note, and related terms used in this document are not defined terms under GAAP and, therefore, may not be comparable to similar terms used by other issuers.
   The Bank is transitioning from Canadian GAAP to International Financial Reporting Standards (IFRS), effective for interim and annual periods beginning in the first quarter of fiscal 2012. Refer to Note 34 of the Consolidated Financial Statements for the Bank’s IFRS opening Consolidated Balance Sheet as at November 1, 2010 (IFRS opening Consolidated Balance Sheet) and related disclosures including a summary of the Bank’s first-time adoption transition elections under IFRS 1 and other significant differences between Canadian GAAP and IFRS. These disclosures form the starting point for TD’s financial reporting under IFRS and have been provided to allow users of the financial statements to obtain a better understanding of the expected effect on the Consolidated Financial Statements as a result of the adoption of IFRS. The interim and annual fiscal 2012 Consolidated Financial Statements will also include fiscal 2011 comparatives, related transitional reconciliations, and accompanying note disclosures.

The following table provides the operating results - reported for the Bank.

TABLE 1:OPERATING RESULTS - REPORTED
(millions of Canadian dollars)	2011	2010	2009
Net interest income	$12,831	$11,543	$11,326
Non-interest income	8,763	8,022	6,534
Total revenue	21,594	19,565	17,860
Provision for credit losses	1,465	1,625	2,480
Non-interest expenses	13,083	12,163	12,211
Income before income taxes, non-controlling interests in subsidiaries,
and equity in net income of associated company	7,046	5,777	3,169
Provision for income taxes	1,299	1,262	241
Non-controlling interests in subsidiaries, net of income taxes	104	106	111
Equity in net income of an associated company, net of income taxes	246	235	303
Net income - reported	5,889	4,644	3,120
Preferred dividends	180	194	167
Net income available to common shareholders - reported	$5,709	$4,450	$2,953

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	2

TABLE 2: NON-GAAP FINANCIAL MEASURES − RECONCILIATION OF ADJUSTED TO REPORTED NET INCOME
(millions of Canadian dollars)	2011	2010	2009
Operating results - adjusted
Net interest income	$12,831	$11,543	$11,326
Non-interest income1	8,587	8,020	7,294
Total revenue	21,418	19,563	18,620
Provision for credit losses2	1,465	1,685	2,225
Non-interest expenses3	12,395	11,464	11,016
Income before provision for income taxes, non-controlling interests in subsidiaries,
and equity in net income of associated company	7,558	6,414	5,379
Provision for income taxes4	1,508	1,387	923
Non-controlling interests in subsidiaries, net of income taxes	104	106	111
Equity in net income of an associated company, net of income taxes5	305	307	371
Net income - adjusted	6,251	5,228	4,716
Preferred dividends	180	194	167
Net income available to common shareholders - adjusted	6,071	5,034	4,549
Adjustments for items of note, net of income taxes
Amortization of intangibles6	(426)	(467)	(492)
Increase (decrease) in fair value of derivatives hedging the reclassified available-for-sale debt
securities portfolio7	134	5	(450)
Integration and restructuring charges relating to U.S. Personal and Commercial Banking acquisitions8	(69)	(69)	(276)
Increase (decrease) in fair value of credit default swaps hedging the corporate loan book,
net of provision for credit losses9	13	(4)	(126)
Recovery of (provision for) income taxes due to changes in statutory income tax rates10	-	11	-
Release (provision) for insurance claims11	-	17	-
General allowance release (increase) in Canadian Personal and Commercial Banking
and Wholesale Banking12	-	44	(178)
Settlement of TD Banknorth shareholder litigation13	-	-	(39)
FDIC special assessment charge14	-	-	(35)
Agreement with Canada Revenue Agency15	-	(121)	-
Integration charges relating to the Chrysler Financial acquisition16	(14)	-	-
Total adjustments for items of note	(362)	(584)	(1,596)
Net income available to common shareholders - reported	$5,709	$4,450	$2,953
1
Adjusted non-interest income excludes the following items of note: 2011 - $19 million pre-tax gain due to change in fair value of CDS hedging the corporate loan book , as explained in footnote 9; $157 million gain due to change in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio, as explained in footnote 7; 2010 - $9 million pre-tax loss due to change in fair value of credit default swaps (CDS) hedging the corporate loan book; $14 million pre-tax gain due to change in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio; $25 million recovery of insurance claims, as explained in footnote 11; 2009 - $196 million pre-tax loss due to change in fair value of CDS hedging the corporate loan book; $564 million pre-tax loss due to change in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio.

2
Adjusted provisions for credit losses exclude the following items of note: 2010 - $59 million release in general allowance for credit losses in Canadian Personal and Commercial Banking and Wholesale Banking, as explained in footnote 12; 2009 - $255 million increase in general allowance for credit losses in Canadian Personal and Commercial Banking and Wholesale Banking.

3
Adjusted non-interest expenses exclude the following items of note: 2011 - $613 million amortization of intangibles, as explained in footnote 6; $113 million in integration and restructuring charges relating to U.S. Personal and Commercial Banking acquisitions, as explained in footnote 8; $21 million of integration charges related to the Chrysler Financial acquisition, as explained in footnote 16; 2010 - $592 million amortization of intangibles; $108 million in integration and restructuring charges relating to U.S. Personal and Commercial Banking acquisitions; 2009 - $653 million amortization of intangibles; $429 million integration and restructuring charges relating to the Commerce acquisition; settlement of TD Banknorth shareholder litigation of $58 million, as explained in footnote 13; $55 million Federal Deposit Insurance Corporation (FDIC) special assessment charge, as explained in footnote 14.

4
For reconciliation between reported and adjusted provision for income taxes, see the ‘Non-GAAP Financial Measures - Reconciliation of Reported to Adjusted Provision for Income Taxes’ table in the “Taxes” section.

5
Adjusted equity in net income of associated company excludes the following items of note: 2011 -$59 million amortization of intangibles , as explained in footnote 6; 2010 - $72 million amortization of intangibles; 2009 - $68 million amortization of intangibles.

6
Amortization of intangibles primarily relates to the Canada Trust acquisition in 2000, the TD Banknorth acquisition in 2005 and its privatization in 2007, the Commerce acquisition in 2008, the acquisitions by TD Banknorth of Hudson United Bancorp (Hudson) in 2006 and Interchange Financial Services (Interchange) in 2007, and the amortization of intangibles included in equity in net income of TD Ameritrade. Effective 2011, amortization of software is recorded in amortization of intangibles; however, amortization of software is not included for purposes of items of note, which only includes amortization of intangibles acquired as a result of business combinations.

7
During 2008, as a result of deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities. Since the Bank no longer intended to actively trade in these debt securities, the Bank reclassified these debt securities from trading to the available-for-sale category effective August 1, 2008. As part of the Bank’s trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. This includes foreign exchange translation exposure related to the debt securities portfolio and the derivatives hedging it. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period’s earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. Commencing in the second quarter of 2011, the Bank may from time to time replace securities within the portfolio to best utilize the initial, matched fixed term funding. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.

8
As a result of U.S. Personal and Commercial Banking acquisitions and related integration and restructuring initiatives undertaken, the Bank may incur integration and restructuring charges. Restructuring charges consisted of employee severance costs, the costs of amending certain executive employment and award agreements, contract termination fees and the write-down of long-lived assets due to impairment. Integration charges consisted of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), and integration-related travel costs. Beginning in Q2 2010, U.S Personal and Commercial Banking elected not to include any further Commerce related integration and restructuring charges in this item of note as the efforts in these areas has wound down and in light of the fact that the integration and restructuring was substantially complete. Similarily, beginning in Q2 2012, U.S. Personal and Commercial Banking is not expected to include any further FDIC-assisted and South Financial related integration and restructuring charges. For the twelve months ended October 31, 2011, the integration charges were driven by the FDIC-assisted and South Financial acquisitions. There were no restructuring charges recorded.

9
The Bank purchases CDS to hedge the credit risk in Wholesale Banking's corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period's earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in Wholesale Banking and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment. Adjusted earnings exclude the gains and losses on the CDS in excess of the accrued cost. When a credit event occurs in the corporate loan book that has an associated CDS hedge, the PCL related to the portion that was hedged via the CDS is netted against this item of note.

10	This represents the impact of scheduled changes in the income tax statutory rate on net future income tax balances.
11
The Bank accrued an additional actuarial liability in its insurance subsidiary operations for potential losses in the first quarter of 2008 related to a court decision in Alberta. The Alberta government's legislation effectively capping minor injury insurance claims was challenged and held to be unconstitutional. In Q3 2009, the government of Alberta won its appeal of the decision. The plaintiffs sought leave to appeal the decision to the Supreme Court of Canada and in Q1 2010, the Supreme Court of Canada denied the plaintiffs’ application to seek leave to appeal. As a result of this favourable outcome, the Bank released its provision related to the minor injury cap litigation in Alberta.

12
Effective November 1, 2009, the “General allowance release (increase) in Canadian Personal and Commercial Banking and Wholesale Banking” includes the TD Financing Services (formerly VFC Inc.) portfolio. Prior to this, the impact of the TD Financing Services portfolio was excluded from this Item of Note.

13
Upon the announcement of the privatization of TD Banknorth in November 2006, certain minority shareholders of TD Banknorth initiated class action litigation alleging various claims against the Bank, TD Banknorth, and TD Banknorth officers and directors (TD Banknorth Shareholders’ Litigation). The parties agreed to settle the litigation in February 2009 for $61.3 million (US$50 million) of which $3.7 million (US$3 million) had been previously accrued on privatization. The Court of Chancery in Delaware approved the settlement of the TD Banknorth Shareholders’ Litigation effective June 24, 2009, and the settlement became final. The net after-tax impact of the settlement was $39 million.

14	On May 22, 2009, the FDIC, in the U.S., finalized a special assessment resulting in a charge of $55 million before tax or US$49 million before tax.
15
The Bank resolved several outstanding tax matters related to Wholesale Banking strategies that have been previously reassessed by the Canada Revenue Agency (CRA) and that were awaiting resolution by the CRA appeals division or the courts. The Bank no longer enters into these types of strategies.

16
The Bank incurred integration charges as a result of the Chrysler Financial acquisition in Canada and the U.S. and related integration initiatives undertaken. Integration charges include costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), and integration-related travel costs. While integration charges related to this acquisition were incurred for both Canada and the U.S., the majority of the charges relate to integration initiatives undertaken for U.S. Personal and Commercial Banking.

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	3

TABLE 3: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)1
(Canadian dollars)	2011	2010	2009
Basic earnings per share − reported	$6.45	$5.13	$3.49
Adjustments for items of note2	0.40	0.68	1.88
Basic earnings per share − adjusted	$6.85	$5.81	$5.37
Diluted earnings per share − reported	6.41	5.10	3.47
Adjustments for items of note2	0.41	0.67	1.88
Diluted earnings per share − adjusted	$6.82	$5.77	$5.35
1	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
2	For explanations of items of note, see the “Non-GAAP Financial Measures - Reconciliation of Adjusted to Reported Net Income” table in the “Financial Results Overview” section of this document.

TABLE 4: AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES1
(millions of Canadian dollars)	2011	2010	2009
Canada Trust	$168	$159	$159
TD Bank, N.A.	168	200	257
TD Ameritrade (included in equity in net income of associated company)	59	72	68
Other2	147	36	8
Total	$542	$467	$492
1	Amortization of intangibles is included in the Corporate segment.
2	Effective 2011, amortization of software of $116 million for the year ended October 31, 2011 is included in amortization of intangibles. Prior year balances have not been reclassified.

ECONOMIC PROFIT AND RETURN ON INVESTED CAPITAL
The Bank utilizes economic profit as a tool to measure shareholder value creation. Economic profit is adjusted net income available to common shareholders less a charge for average invested capital. Average invested capital is equal to average common equity for the period plus the average cumulative after-tax goodwill and intangible assets amortized as of the reporting date. The rate used in the charge for capital is the equity cost of capital calculated using the capital asset pricing model. The charge represents an assumed minimum return required by common shareholders on the Bank’s invested capital. The Bank’s goal is to achieve positive and growing economic profit.
Return on invested capital (ROIC) is adjusted net income available to common shareholders divided by average invested capital. ROIC is a variation of the economic profit measure that is useful in comparison to the equity cost of capital. Both ROIC and the equity cost of capital are percentage rates, while economic profit is a dollar measure. When ROIC exceeds the equity cost of capital, economic profit is positive. The Bank’s goal is to maximize economic profit by achieving ROIC that exceeds the equity cost of capital.
Economic profit and ROIC are non-GAAP financial measures as these are not defined terms under GAAP. Readers are cautioned that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and, therefore, may not be comparable to similar terms used by other issuers.
The following table reconciles between the Bank’s economic profit, ROIC, and adjusted net income available to common shareholders. Adjusted results, items of note, and related terms are discussed in the ”How the Bank Reports” section.

TABLE 5: ECONOMIC PROFIT AND RETURN ON INVESTED CAPITAL
(millions of Canadian dollars)	2011	2010	2009
Average common equity	$39,395	$36,639	$35,341
Average cumulative goodwill/intangible assets amortized, net of income taxes	5,328	4,943	4,541
Average invested capital	$44,723	$41,582	$39,882
Rate charged for invested capital	9.0%	10.0%	10.0%
Charge for invested capital	$4,025	$4,158	$3,988
Net income available to common shareholders - reported	$5,709	$4,450	$2,953
Items of note impacting income, net of income taxes	362	584	1,596
Net income available to common shareholders - adjusted	$6,071	$5,034	$4,549
Economic profit	$2,046	$876	$561
Return on invested capital	13.6%	12.1%	11.4%

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	4

Significant Events in 2011

Acquisition of MBNA Canada’s credit card business
On or about December 1, 2011, the Bank is expected to complete the acquisition of substantially all of the credit card portfolio of MBNA Canada, a wholly-owned subsidiary of Bank of America Corporation, as well as certain other assets and liabilities. At closing, the Bank will pay a premium of approximately $75 million on the portfolio, which is expected to total approximately $7.8 billion at December 1, 2011. The acquisition will be accounted for by the purchase method.
    On a pro forma basis, the Bank’s Tier 1 Capital ratio would have been 44 basis points lower as at October 31, 2011 had the acquisition closed before year-end.1 The pro forma impact does not include the common shares issued in September 2011. The net impact of the acquisition on the Bank’s Tier 1 Capital ratio including the common shares issued would have been negative 12 basis points as at October 31, 2011.

Acquisition of Chrysler Financial
On April 1, 2011, the Bank acquired 100% of the outstanding equity of Chrysler Financial in Canada and the U.S. for cash consideration of approximately $6,390 million including contingent consideration. As part of the purchase agreement, the Bank is required to pay additional cash consideration in the event that amounts realized on certain assets exceed a pre-established threshold. Under Canadian GAAP, contingent consideration is recorded as part of the purchase price, when the amount can be reasonably estimated and the outcome is determinable beyond a reasonable doubt. During September 2011, the amounts realized on these assets exceeded the threshold and the Bank was required to pay cash consideration of $70 million. The acquisition was accounted for by the purchase method. The results of Chrysler Financial from the acquisition date to October 31, 2011 have been consolidated with the Bank’s results. The results of Chrysler Financial in the U.S. are reported in the U.S. Personal and Commercial Banking segment. The results of Chrysler Financial in Canada are reported in the Canadian Personal and Commercial Banking segment. As at April 1, 2011, the acquisition contributed $3,081 million of net cash and cash equivalents, $7,322 million of loans, $2,235 million of other assets, and $6,490 million of liabilities. The estimated fair value for loans reflects the expected credit losses at the acquisition date. The excess of the fair value of the identifiable assets acquired over that of the liabilities assumed of approximately $242 million has been allocated to goodwill, which increased by $73 million, during the period from acquisition date to October 31, 2011, primarily due to the recognition of contingent consideration. The purchase price allocation is subject to refinement as the Bank completes the valuation of the assets acquired and liabilities assumed. As at October 31, 2011, Chrysler Financial contributed $69 million of net cash and cash equivalents, $7,885 million of loans, $1,615 million of other assets, and $3,058 million of liabilities. Included in loans is $518 million of acquired credit-impaired loans.

Acquisition of TMX Group
On October 30, 2011, TMX Group Inc. (TMX) and Maple Group Acquisition Corporation (Maple) announced that they have entered into a support agreement in respect of Maple’s proposed acquisition of all of the outstanding TMX shares pursuant to an integrated two-step transaction valued at approximately $3,800 million. The first step of the integrated acquisition transaction will involve acquisition of 70% to 80% of the TMX Group shares for $50 in cash per share, on a pro rated basis, to be followed by a second step court approved plan of arrangement that will provide shareholders (other than Maple) with Maple shares in exchange for their remaining TMX Group shares. Maple is a corporation whose investors comprise 13 of Canada’s leading financial institutions and pension funds, including TD Securities Inc., a wholly owned subsidiary of the Bank. As part of the proposed transaction, TD Securities has made an equity commitment of up to $192 million. TMX and Maple are working diligently to obtain all approvals required for the completion of Maple’s offer, including approvals by securities regulators and the Competition Bureau. In connection with entering into the support agreement, Maple has agreed to extend its offer associated with the first step of the above noted transaction until January 31, 2012.

TABLE 4: AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES1
(millions of Canadian dollars)	2011	2010	2009
Canada Trust	$168	$159	$159
TD Bank, N.A.	168	200	257
TD Ameritrade (included in equity in net income of associated company)	59	72	68
Other2	147	36	8
Total	$542	$467	$492
1
Estimates are subject to risks and uncertainties that may cause actual results to differ materially; and TD’s expectations are based on certain factors and assumptions. See the “Caution regarding forward-looking statements” included in the Bank’s press release dated August 15, 2011, which is available on the Bank’s website at www.td.com, as well as on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov (EDGAR filers section).

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	5

U.S. Legislative Developments
On July 21, 2010 the President of the United States signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act” or “the Act”) that provides for widespread changes to the U.S. financial industry. At over 2,300 pages in length, the Dodd-Frank Act will ultimately affect virtually every financial institution operating in the United States, including the Bank, and, due to certain extraterritorial aspects of the Act, may impact the Bank’s operations outside the United States. The Dodd-Frank Act makes significant changes in areas such as banking and bank supervision, the resolution of, and enhanced prudential standards applicable to, systemically important financial companies, proprietary trading and certain fund investments, consumer protection, securities, over-the-counter derivatives, and executive compensation, among others. The Dodd-Frank Act also calls for the issuance of over 240 pieces of regulatory rulemaking as well as numerous studies and on-going reports as part of its implementation. Accordingly, while the Act will have an effect on the business of the Bank, especially its business operations in the United States, the full impact on the Bank will not be known until such time as the implementing regulations are fully released and finalized.
    On November 10, 2011, the Department of the Treasury, the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation and the Securities and Exchange Commission jointly released a proposed rule implementing Section 619 of the Dodd-Frank Act (the “Volcker Rule”). The Bank is in the process of analyzing and planning for the implementation of the proposed Volcker Rule. The Volcker Rule broadly prohibits proprietary trading and places limitations on so-called permitted trading activities, limits investments in and the sponsorship of hedge and private equity funds and requires robust compliance and reporting regimes surrounding permitted activities.  Under the current proposal, the provisions of the Volcker Rule are applicable to banking entities, including non-U.S. banks such as the Bank which control insured depository institutions in the United States or are treated as bank holding companies by virtue of maintaining a state branch or agency. The proposed Volcker rule applies to affiliates or subsidiaries of the Bank: the terms “affiliate” and “subsidiary” are defined by the rule to include those entities controlled by or under common control with the Bank. The Volcker Rule will also have an effect on certain of the funds the Bank sponsors and advises in its asset management business as well as private equity investments it currently has made.

     Although the regulatory guidance is not yet finalized, as part of its implementation plan, the Bank will be required to distinguish between prohibited proprietary trading businesses and businesses that primarily engage in ‘permitted activities’ under the Volcker Rule. The Bank regards proprietary trading businesses as those where the primary activity is to build an inventory position in securities, derivatives or other instruments using the Bank’s own funds or capital, as opposed to client funds, with the overall objective of profiting from short-term movements in prices for the Bank’s own account. In addition, proprietary trading businesses do not have formal market-making responsibilities, or other risk management accountabilities and deal primarily or exclusively with inter-bank counterparties. They are also typically organizationally or operationally separate from market-making activities.

     While the Volcker Rule will have an effect on the business of the Bank, the extent of the impact on the Bank will not be known until such time as the current proposal is finalized.
     The Durbin Amendment contained in the Dodd-Frank Act authorizes the Federal Reserve Board (FRB) to issue regulations that set interchange fees which are “reasonable and proportional” to the costs of processing such transactions. In June 2011, the FRB issued final rules limiting debit card interchange fees with a required implementation date of October 1, 2011 and capped the fee at 21 cents per transaction plus small amounts to cover fraud related expenses. The Durbin amendment is expected to impact gross revenue by approximately US$50-60 million pre-tax per quarter.
     Other regulatory changes include amendments to Regulation E, or the Electronic Funds Transfer Act, which prohibits financial institutions from charging fees to consumers for paying automated teller machine and point of sale transactions that result in an overdraft and the Credit Card Act, which has, among other things, significantly restricted the Bank’s United States banking subsidiary ability to charge interest rates and assess fees to reflect individual customer risk.
     For more detail on the impact of the Durbin Amendment and Regulation E, see the U.S. Personal and Commercial Banking segment disclosure in the “Business Segment Analysis” section of this document.
     The Bank continues to monitor closely these and other legislative developments and will analyze the impact such regulatory and legislative changes may have on its businesses.

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	6

FINANCIAL RESULTS OVERVIEW
Net Income

AT A GLANCE OVERVIEW
•	Reported net income was $5,889 million, an increase of $1,245 million, or 27%, from the prior year.
•	Adjusted net income was $6,251 million, an increase of $1,023 million, or 20%, from the prior year.
Reported net income for the year was $5,889 million, compared with $4,644 million last year. Adjusted net income for the year was $6,251 million, compared with $5,228 million last year. The increase in adjusted net income was due to higher earnings in all retail segments and a lower net loss in Corporate segment, partially offset by lower earnings in Wholesale Banking. Canadian Personal and Commercial Banking net income increased due to strong volume and fee income growth, strong growth in insurance revenue and a decline in provision for credit losses (PCL), partially offset by a lower margin on average earning assets. U.S. Personal and Commercial Banking net income increased primarily due to strong volume growth, higher core fee-based revenue, the impact of acquisitions and lower PCL, partially offset by lower overdraft fees, higher expenses and the translation effect of a stronger Canadian dollar. Wealth Management net income increased due to growth in client assets, higher transaction volumes and improved net interest income. The Corporate segment reported a lower net loss primarily due to segment transfers and higher earnings on unallocated capital. Wholesale Banking net income decreased primarily due to lower trading revenue driven by the significant uncertainty in the markets, partially offset by higher security gains.
Reported diluted earnings per share were $6.41 this year, a 26% increase, compared with $5.10 last year. Adjusted diluted earnings per share were $6.82, an 18% increase, compared with $5.77 last year.

Impact of Foreign Exchange Rate on U.S. Personal and Commercial Banking and TD Ameritrade Translated Earnings
U.S. Personal and Commercial Banking earnings and the Bank’s share of earnings from TD Ameritrade are impacted by fluctuations in the U.S. dollar to Canadian dollar exchange rate compared with last year.
Appreciation of the Canadian dollar had an unfavourable impact on consolidated earnings for the year ended October 31, 2011, compared with last year, as shown in the table below.

TABLE 6: IMPACT OF FOREIGN EXCHANGE RATE ON U.S. PERSONAL AND COMMERCIAL BANKING AND TD AMERITRADE TRANSLATED EARNINGS
(millions of Canadian dollars)	2011 vs. 2010
U.S. Personal and Commercial Banking
Decreased total revenue − reported	$282
Decreased total revenue − adjusted	282
Decreased non-interest expenses − reported	168
Decreased non-interest expenses − adjusted	162
Decreased net income − reported, after tax	62
Decreased net income − adjusted, after tax	66
TD Ameritrade
Decrease in share of earnings, after tax	$12
Decrease in basic earnings per share − reported	$0.08
Decrease in basic earnings per share − adjusted	$0.08

U.S. GAAP
See the Reconciliation of Canadian and U.S. Generally Accepted Accounting Principles contained in the Bank’s annual report on Form 40-F for fiscal 2011 filed with the U.S. Securities and Exchange Commission (SEC) and available on the Bank’s website at http://www.td.com/investor/index.jsp and at the SEC’s website (http://www.sec.gov).
Net income available to common shareholders under U.S. GAAP was $6,418 million, compared with $5,709 million under Canadian GAAP. The higher U.S. GAAP net income available to common shareholders primarily resulted from an increase in income due to the de-designation of certain fair value and cash flow hedging relationships that were designated under Canadian GAAP, loan securitization income, and securities gains.

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	7

FINANCIAL RESULTS OVERVIEW
Revenue

AT A GLANCE OVERVIEW
•	Reported revenue was $21,594 million, an increase of $2,029 million, or 10%, compared with last year.
•	Adjusted revenue was $21,418 million, an increase of $1,855 million, or 9%, compared with last year.
•	Net interest income increased by $1,288 million, or 11%, compared with last year.
•	Reported non-interest income increased by $741 million, or 9%, compared with last year.
•	Adjusted non-interest income increased by $567 million, or 7%, compared with last year.

NET INTEREST INCOME
Net interest income for the year was $12,831 million, an increase of $1,288 million, or 11%, compared with last year. Higher net interest income was driven by increases in all retail segments, partially offset by a decline in Wholesale Banking. U.S. Personal and Commercial Banking net interest income increased due to the impact of acquisitions and strong organic volume growth, partially offset by the translation effect of a stronger Canadian dollar. Canadian Personal and Commercial Banking net interest income increased largely due to strong volume growth in loans and deposits, partially offset by a lower margin on average earning assets. Wealth Management net interest income increased due to improved net interest margin and higher client deposits and margin loans. Wholesale Banking net interest income decreased due to lower trading and non-trading-related net interest income.

NET INTEREST MARGIN
Net interest margin improved by 2 basis points (bps) in the year to 2.37% from 2.35% last year largely due to higher margins on acquired portfolios in U.S. Personal and Commercial Banking, partially offset by the low interest rate environment and competitive pricing.

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	8

TABLE 7: NET INTEREST INCOME ON AVERAGE EARNING BALANCES1
(millions of Canadian dollars, except as noted)
			2011			2010			2009
	Average		Average	Average		Average	Average		Average
	balance	Interest	rate	balance	Interest	rate	balance	Interest	rate
Earning assets
Deposits with banks	$21,411	$354	1.65%	$21,880	$668	3.05%	$16,775	$442	2.63%
Securities
Trading	62,017	1,458	2.35	55,438	1,387	2.50	51,020	2,137	4.19
Non-trading	118,178	2,706	2.29	108,299	2,393	2.21	97,390	2,617	2.69
Total securities	180,195	4,164	2.31	163,737	3,780	2.31	148,410	4,754	3.20
Securities purchased under reverse
repurchase agreements	62,277	411	0.66	50,611	334	0.66	39,288	917	2.33
Loans
Mortgages2	107,309	3,676	3.43	92,104	3,260	3.54	82,447	3,392	4.11
Consumer instalment and other
personal	105,175	6,101	5.80	96,930	6,142	6.34	86,567	5,508	6.36
Credit card	8,998	1,074	11.94	8,559	1,008	11.78	7,784	994	12.77
Business and government2,3	57,012	2,679	4.70	56,426	2,195	3.89	64,985	2,880	4.43
Total loans	278,494	13,530	4.86	254,019	12,605	4.96	241,783	12,774	5.28
Total earning assets	$542,377	$18,459	3.40%	$490,247	$17,387	3.55%	$446,256	$18,887	4.23%
Interest-bearing liabilities
Deposits
Personal	$253,352	$2,148	0.85%	$234,053	$2,600	1.11%	$209,292	$3,289	1.57%
Banks	16,172	56	0.35	13,704	42	0.31	15,720	130	0.83
Business and government	175,553	2,085	1.19	159,380	1,936	1.21	171,826	2,399	1.40
Total deposits	445,077	4,289	0.96	407,137	4,578	1.12	396,838	5,818	1.47
Subordinated notes and
debentures	12,626	659	5.22	12,420	667	5.37	12,475	671	5.38
Obligations related to
securities sold short and
under repurchase agreements	59,705	619	1.04	52,437	562	1.07	29,286	978	3.34
Preferred shares and Capital
Trust Securities	582	38	6.53	698	37	5.30	1,450	94	6.48
Securitization liabilities	1,486	23	1.55	-	-	-	-	-	-
Total interest-bearing liabilities	$519,476	$5,628	1.08%	$472,692	$5,844	1.24%	$440,049	$7,561	1.72%
Total net interest income on
average earnings assets	$542,377	$12,831	2.37%	$490,247	$11,543	2.35%	$446,256	$11,326	2.54%
1	Net interest income includes dividends on securities.
2
Includes trading loans that the Bank intends to sell immediately or in the near term with a fair value of $253 million (2010 - $188 million) and amortized cost of $253 million (2010 - $188 million), and loans designated as trading under the fair value option of $14 million (2010 - $85 million) and amortized cost of $5 million (2010 - $86 million). No allowance is recorded for trading loans or loans designated as trading under the fair value option.

3
As a result of the 2009 Amendments to CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement, certain available-for-sale and held-to-maturity securities were reclassified to loans.

TABLE 8: ANALYSIS OF CHANGE IN NET INTEREST INCOME
(millions of Canadian dollars)	2011 vs. 2010			2010 vs. 2009
	Favourable (unfavourable)			Favourable (unfavourable)
	due to change in			due to change in
	Average	Average	Net	Average	Average	Net
	volume	rate	change	volume	rate	change
Total earning assets	$1,595	$(523)	$1,072	$1,663	$(3,163)	$(1,500)
Total interest-bearing liabilities	(517)	733	216	(921)	2,638	1,717
Net interest income	$1,078	$210	$1,288	$742	$(525)	$217

NON-INTEREST INCOME
Non-interest income for the year was $8,763 million, an increase of $741 million, or 9%, on a reported basis, and $8,587 million on an adjusted basis, an increase of $567 million, or 7%, compared with last year. The increase in adjusted non-interest income was driven by increases in all retail segments, partially offset by a decline in Wholesale Banking. Canadian Personal and Commercial Banking non-interest income increased due to strong fee income growth and strong growth in insurance revenue. Wealth Management non-interest income increased primarily due to higher fee-based revenue from higher client assets. U.S. Personal and Commercial Banking non-interest income increased due to higher fee-based revenue and the impact of acquisitions, partially offset by lower overdraft fees due to Regulation E and the translation effect of a stronger Canadian dollar. Wholesale Banking non-interest income decreased mainly due to lower trading-related revenue, partially offset by higher security gains.

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	9

TABLE 9: NON-INTEREST INCOME
(millions of Canadian dollars)			2011 vs. 2010
	2011	2010	2009	% change
Investment and securities services
TD Waterhouse fees and commissions	$459	$421	$465	9.0%
Full-service brokerage and other securities services	631	590	451	6.9
Underwriting and advisory	378	368	387	2.7
Investment management fees	215	189	191	13.8
Mutual funds management	941	856	718	9.9
Total investment and securities services	2,624	2,424	2,212	8.3
Credit fees	687	634	622	8.4
Net securities gains (losses)	393	75	(437)	424.0
Trading income (loss)	43	484	685	(91.1)
Service charges	1,602	1,651	1,507	(3.0)
Loan securitizations	450	489	468	(8.0)
Card services	961	820	733	17.2
Insurance, net of claims	1,173	1,028	913	14.1
Trust fees	154	153	141	0.7
Other income (loss)	676	264	(310)	156.1
Total	$8,763	$8,022	$6,534	9.2%

TRADING-RELATED INCOME
Trading-related income is the total of net interest income on trading positions, trading income which includes income from trading loans, and income from loans designated as trading under the fair value option that are managed within a trading portfolio. Trading-related income decreased by $443 million, or 33% from 2010. The decrease was primarily in interest rate and credit portfolios, partially offset by increases in foreign exchange and equity and other portfolios compared to the prior year. The trading environment for interest rate and credit trading was challenging in 2011 due to volatility in the credit markets and fewer trading opportunities. Foreign exchange and equity and other portfolios benefited from wider spreads, and increased client activity from elevated levels of volatility in the markets.

The mix of trading-related income between net interest income and trading income is largely dependent upon the level of interest rates, which drives the funding costs of the Bank’s trading portfolios. Generally, as interest rates rise, net interest income declines and trading income reported in non-interest income increases. Management believes that the total trading-related income is the appropriate measure of trading performance.

TABLE 10: TRADING-RELATED INCOME
(millions of Canadian dollars)	2011	2010	2009
Net interest income	$842	$827	$1,210
Trading income (loss)	43	484	685
Loans designated as trading under the fair value option1	4	21	47
Total trading-related income (loss)	$889	$1,332	$1,942
By product
Interest rate and credit portfolios	$403	$896	$1,292
Foreign exchange portfolios	432	418	573
Equity and other portfolios	50	(3)	30
Loans designated as trading under the fair value option1	4	21	47
Total trading-related income (loss)	$889	$1,332	$1,942
1
Excludes amounts related to securities designated as trading under the fair value option that are not managed within a trading portfolio, but which have been combined with derivatives to form economic hedging relationships.

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	10

FINANCIAL RESULTS OVERVIEW
Expenses

AT A GLANCE OVERVIEW
•	Reported non-interest expenses were $13,083 million, an increase of $920 million, or 8% compared with last year.
•	Adjusted non-interest expenses were $12,395 million, an increase of $931 million, or 8%, compared with last year.
•	Reported efficiency ratio improved to 60.6% compared with 62.2% last year.
•	Adjusted efficiency ratio improved to 57.9% compared with 58.6% last year.

NON-INTEREST EXPENSES
Reported non-interest expenses for the year were $13,083 million, an increase of $920 million, or 8% compared with last year. Adjusted non-interest expenses were $12,395 million, an increase of $931 million, or 8% compared with last year. The increase in adjusted non-interest expenses was driven by increases in all segments. U.S. Personal and Commercial Banking expenses increased due to acquisitions, investments in new stores and infrastructure, partially offset by the translation effect of a stronger Canadian dollar. Wealth Management expenses increased due to higher employee compensation costs largely driven by increased revenue, higher infrastructure investment to support business growth and project costs. Canadian Personal and Commercial Banking expenses increased primarily due to continued investment in the business. Wholesale Banking expenses increased primarily due to higher employee costs and investment in risk and control infrastructure, partially offset by lower variable compensation related to lower revenue.

EFFICIENCY RATIO
The efficiency ratio measures operating efficiency and is calculated by taking the non-interest expenses as a percentage of total revenue. A lower ratio indicates a more efficient business operation.
The reported efficiency ratio improved to 60.6%, compared with 62.2% last year. The adjusted efficiency ratio improved to 57.9%, compared with 58.6% last year. The Bank’s reported and adjusted efficiency ratio improved from last year, primarily due to improved efficiency in Canadian Personal and Commercial Banking and Global Wealth.

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	11

TABLE 11: NON-INTEREST EXPENSES AND EFFICIENCY RATIO
(millions of Canadian dollars, except as noted)			2011 vs. 2010
	2011	2010	2009	% change
Salaries and employee benefits
Salaries	$4,235	$3,747	$3,671	13.0%
Incentive compensation	1,433	1,337	1,342	7.2
Pension and other employee benefits	1,055	876	826	20.4
Total salaries and employee benefits	6,723	5,960	5,839	12.8
Occupancy
Rent	659	577	559	14.2
Depreciation	306	335	323	(8.7)
Property tax	56	49	50	14.3
Other	264	275	281	(4.0)
Total occupancy	1,285	1,236	1,213	4.0
Equipment
Rent	217	209	285	3.8
Depreciation1	161	266	277	(39.5)
Other	422	405	335	4.2
Total equipment	800	880	897	(9.1)
Amortization of other intangible assets1	715	592	653	20.8
Restructuring costs	-	17	36	(100.0)
Marketing and business development	593	595	566	(0.3)
Brokerage-related fees	320	297	274	7.7
Professional and advisory services	932	804	740	15.9
Communications	271	251	239	8.0
Other expenses
Capital and business taxes	154	213	274	(27.7)
Postage	177	166	156	6.6
Travel and relocation	172	134	138	28.4
Other	941	1,018	1,186	(7.6)
Total other expenses	1,444	1,531	1,754	(5.7)
Total expenses	$13,083	$12,163	$12,211	7.6%

Efficiency ratio - reported	60.6%	62.2%	68.4%	(160	) bps
Efficiency ratio - adjusted	57.9	58.6	59.2	(70)
1	Effective 2011, amortization of software is included in amortization of intangible assets, reclassified from equipment depreciation. Prior year balances have not been reclassified.

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	12

FINANCIAL RESULTS OVERVIEW
Taxes

Reported total income and other taxes increased by $161 million, or 8%, from 2010. Income tax expense, on a reported basis, was up $37 million, or 3%, from 2010. Other taxes were up $124 million, or 14%, from 2010. Adjusted total income and other taxes were up $245 million, or 11%, from 2010. Total income tax expense, on an adjusted basis, was up $121 million, or 9%, from 2010.
The Bank’s effective income tax rate, on a reported basis, was 18.4% for 2011, compared with 21.8% in 2010. The year-over-year decrease was largely due to the reduction in the Canadian statutory corporate tax rate in the current year and a $121 million charge related to an agreement with the Canada Revenue Agency last year. TD reports its investment in TD Ameritrade using the equity method of accounting. TD Ameritrade’s tax expense of $148 million in the year, compared to $132 million in 2010, is not part of the Bank’s tax rate reconciliation.

TABLE 12: TAXES
(millions of Canadian dollars, except as noted)	2011		2010		2009
Income taxes at Canadian statutory income tax rate	$1,983	28.1%	$1,761	30.5%	$1,006	31.8%
Increase (decrease) resulting from:
Dividends received	(214)	(3.0)	(283)	(4.9)	(333)	(10.5)
Rate differential on international operations	(471)	(6.7)	(359)	(6.2)	(448)	(14.1)
Agreement with Canada Revenue Agency	-	-	121	2.1	-	-
Other	1	-	22	0.3	16	0.4
Provision for income taxes and effective income tax
rate - reported	$1,299	18.4%	$1,262	21.8%	$241	7.6%

The Bank’s adjusted effective income tax rate was 20.0% for 2011, compared with 21.6% in 2010. The year-over-year decrease this year was largely due to the reduction in the Canadian statutory corporate tax rate in the current year.

TABLE 13: NON-GAAP FINANCIAL MEASURES-RECONCILIATION OF REPORTED TO ADJUSTED INCOME TAXES1
(millions of Canadian dollars, except as noted)	2011	2010	2009
Provision for income taxes - reported	$1,299	$1,262	$241
Adjustments for items of note: Recovery of (provision for) income taxes2
Amortization of intangibles3	187	197	229
Fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio	(23)	19	114
Integration and restructuring charges relating to U.S. Personal and Commercial Banking acquisitions	44	38	153
Fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	(6)	5	70
Income taxes due to changes in statutory income tax rates	-	11	-
Insurance claims	-	(8)	-
General allowance increase (release) in Canadian Personal and Commercial Banking and Wholesale Banking	-	(16)	77
Settlement of TD Banknorth shareholder litigation	-	-	19
FDIC special assessment charge	-	-	20
Agreement with Canada Revenue Agency	-	(121)	-
Integration charges relating to Chrysler Financial acquisition	7	-	-
Total adjustments for items of note	209	125	682
Provision for income taxes - adjusted	1,508	1,387	923
Other taxes
Payroll	367	316	283
Capital and premium	147	207	268
GST, HST and provincial sales	339	222	172
Municipal and business	149	133	126
Total other taxes	1,002	878	849
Total taxes - adjusted	$2,510	$2,265	$1,772
Effective income tax rate - adjusted4	20.0%	21.6%	17.2%
1	For explanations of items of note, see the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in the “Financial Results overview” section of this document.
2	The tax effect for each item of note is calculated using the effective statutory income tax rate of the applicable legal entity.
3
Effective 2011, amortization of software is recorded in amortization of intangibles. For the purpose of the items of note only, the income tax impact of software amortization is excluded from the amortization of intangibles.

4	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	13

FINANCIAL RESULTS OVERVIEW
Quarterly Financial Information

FOURTH QUARTER 2011 PERFORMANCE SUMMARY
Reported net income for the quarter was $1,566 million, an increase of $572 million, or 58%, compared with the fourth quarter last year. Reported diluted earnings per share for the quarter were $1.69, compared with $1.07 in the fourth quarter last year. Adjusted net income for the quarter was $1,634 million, an increase of $374 million, or 30%, compared with the fourth quarter last year. Adjusted diluted earnings per share for the quarter were $1.77, compared with $1.38 in the fourth quarter last year.
Revenue for the quarter was $5,665 million, an increase of $648 million, or 13%, on a reported basis, and $5,602 million on an adjusted basis, an increase of $570 million, or 11%, compared with the fourth quarter last year. The increase in adjusted revenue was driven by increases in all segments. U.S. Personal and Commercial Banking revenue increased primarily due to strong organic volume growth and the impact of acquisitions. Canadian Personal and Commercial Banking revenue increased due to strong volume growth, and higher insurance revenue, partially offset by a lower margin on average earning assets. Wealth Management revenue increased largely due to higher fee-based revenue from higher average client assets and increased transaction volumes. Wholesale Banking revenue increased due to higher security gains and improved trading revenue from equity derivative and foreign exchange businesses, partially offset by lower fixed income and credit trading.
Provision for credit losses was $334 million, a decrease of $70 million, or 17%, from the fourth quarter last year driven by decreases in all segments due to improved credit quality in both the U.S. and Canada, partially offset by the impact of acquisitions.
Non-interest expenses for the quarter were $3,482 million, an increase of $219 million, or 7%, on a reported basis, and $3,317 million on an adjusted basis, an increase of $229 million, or 7%, compared with the fourth quarter last year. The increase in adjusted non-interest expenses was driven by increases in most segments. U.S. Personal and Commercial Banking expenses increased primarily due to the impact of acquisitions, investments in infrastructure and new stores. Wholesale Banking expenses increased due to higher employee related costs and investment in risk and control infrastructure. Wealth Management expenses increased primarily due to higher employee related costs, project costs and increased revenue-based commissions. Canadian Personal and Commercial Banking expenses increased primarily due to higher employee related costs.
The Bank’s reported effective tax rate was 17.4% for the quarter, compared with 27.7% in the same quarter last year. The year-over-year decrease was largely due to the reduction in the Canadian statutory corporate tax rate in the current year and the impact of a $121 million charge related to an agreement with the Canada Revenue Agency last year. The Bank’s adjusted effective tax rate was 18.9% for the quarter, compared with 20.5% in the same quarter last year. The year-over-year decrease was largely due to the reduction in the Canadian statutory corporate tax rate in the current year.

QUARTERLY TREND ANALYSIS
Over the previous eight quarters, the Bank has had strong underlying adjusted earnings growth from its retail business segments despite the challenging economic environment. Canadian Personal and Commercial Banking earnings have shown strong growth over the past eight quarters on solid volume growth and declining PCL, partially offset by lower net interest margin in 2011. Despite the challenging operating and regulatory environment, U.S. Personal and Commercial Banking earnings have steadily increased over the past eight quarters driven by organic loan and deposit volume growth as well as acquisitions.
Wealth Management revenue showed strong growth over the past eight quarters due to growth in client assets and improved margins in 2011. Wealth Management earnings include contributions from the Bank’s reported investment in TD Ameritrade which was up slightly compared with the prior year due largely to higher trading volumes.
Wholesale Banking’s contribution to earnings has declined from the elevated levels experienced when the financial markets were rapidly recovering from the credit crisis. Market conditions have been a headwind in 2011 as the European and U.S. debt crises and higher levels of uncertainty resulted in lower capital market, trading and corporate lending revenue.
The Bank’s earnings have seasonal impacts, principally the second quarter being affected by fewer business days.
The Bank’s earnings are also impacted by market-driven events and changes in foreign exchange rates.

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	14

TABLE 14: QUARTERLY RESULTS
(millions of Canadian dollars)					For the three months ended
	2011				2010
	Oct. 31	July 31	Apr. 30	Jan. 31	Oct. 31	July 31	Apr. 30	Jan. 31
Net interest income	$3,284	$3,303	$3,079	$3,165	$2,983	$2,921	$2,790	$2,849
Non-interest income	2,381	2,044	2,043	2,295	2,034	1,823	1,977	2,188
Total revenue	5,665	5,347	5,122	5,460	5,017	4,744	4,767	5,037
Provision for credit losses	334	374	343	414	404	339	365	517
Non-interest expenses	3,482	3,207	3,201	3,193	3,263	2,966	2,953	2,981
Provision for (recovery of) income taxes	321	348	287	343	374	310	308	270
Non-controlling interests in subsidiaries,
net of income taxes	26	27	25	26	27	26	26	27
Equity in net income of an associated
company, net of income taxes	64	59	66	57	45	74	61	55
Net income - reported	1,566	1,450	1,332	1,541	994	1,177	1,176	1,297
Adjustments for items of note,
net of income taxes
Amortization of intangibles1	104	102	108	112	115	117	123	112
Decrease (increase) in fair value of derivatives
hedging the reclassified available-for-sale
debt securities portfolio	(44)	(3)	(6)	(81)	8	14	(23)	(4)
Integration and restructuring charges
relating to the U.S. Personal and
Commercial Banking acquisitions	12	28	16	13	18	5	-	46
Decrease (increase) in fair value of credit
default swaps hedging the corporate loan
book, net of provision for credit losses	(9)	(5)	(2)	3	4	(9)	2	7
(Recovery of) provision for income taxes due
to changes in statutory income tax rates	-	-	-	-	-	-	-	(11)
Provision (release) of insurance claims	-	-	-	-	-	-	-	(17)
General allowance increase (release) in
Canadian Personal and Commercial Banking
and Wholesale Banking	-	-	-	-	-	-	(44)	-
Agreement with Canada Revenue Agency	-	-	-	-	121	-	-	-
Integration charges relating to the Chrysler
Financial acquisition	5	6	3	-	-	-	-	-
Total adjustments for items of note	68	128	119	47	266	127	58	133
Net income - adjusted	1,634	1,578	1,451	1,588	1,260	1,304	1,234	1,430
Preferred dividends	48	43	40	49	48	49	48	49
Net income available to common
shareholders - adjusted	$1,586	$1,535	$1,411	$1,539	$1,212	$1,255	$1,186	$1,381

(Canadian dollars, except as noted)
Basic earnings per share
Reported	$1.70	$1.59	$1.46	$1.70	$1.08	$1.30	$1.31	$1.45
Adjusted	1.77	1.73	1.60	1.75	1.39	1.44	1.37	1.61
Diluted earnings per share
Reported	1.69	1.58	1.46	1.69	1.07	1.29	1.30	1.44
Adjusted	1.77	1.72	1.59	1.74	1.38	1.43	1.36	1.60
Return on common shareholders’ equity	14.3%	14.4%	14.0%	15.5%	9.7%	12.2%	13.0%	14.0%

(billions of Canadian dollars)
Average earning assets	$572	$547	$530	$521	$512	$502	$478	$470
Net interest margin as a percentage of
average earning assets	2.28%	2.39%	2.38%	2.41%	2.31%	2.31%	2.39%	2.41%
1
Effective first quarter 2011, amortization of software is recorded in amortization of intangibles. For the purpose of the items of note only, software amortization is excluded from the amortization of intangibles.

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	15

BUSINESS SEGMENT ANALYSIS
Business Focus

For management reporting purposes, the Bank’s operations and activities are organized around the following operating business segments: Canadian Personal and Commercial Banking, Wealth Management, U.S. Personal and Commercial Banking, and Wholesale Banking.

Canadian Personal and Commercial Banking comprises our Canadian banking and global insurance businesses. Under the TD Canada Trust brand, the retail operations provide a full range of financial products and services to approximately 12 million personal and small business customers. As a leading customer services provider, TD Canada Trust offers anywhere, anytime banking solutions through telephone and internet banking, more than 2,780 automated banking machines, and a network of 1,150 branches located across Canada. TD Commercial Banking serves the needs of medium-sized Canadian businesses, customizing a broad range of products and services to meet their financing, investment, cash management, international trade, and day-to-day banking needs. Under the TD Insurance brand, the Bank offers a broad range of insurance products, including home and automobile coverage, life and health insurance in Canada and the U.S., as well as business property and casualty business in the U.S., in addition to credit protection coverage on TD Canada Trust lending products. The auto finance business in Canada serves the financing needs of retail customers through our auto dealer network.

Wealth Management leads with an integrated offering of global direct investing, advice-based, and asset management to a large and diverse institutional and retail client base, and is one of the largest in Canada based on market share of assets. Closely aligned with the Canadian and U.S. Personal and Commercial Banking businesses, TD Wealth Management is focused on providing an exceptional client experience.
In its global direct investing channel, TD Wealth Management has a leading market share in Canada and the U.K. through TD Waterhouse Direct Investing and TD Waterhouse International. In the U.S., we have an investment in TD Ameritrade, which is the industry-leader as measured by trades. TD's advice businesses each offer a unique value proposition and through an integrated wealth offering provide a continuum of products and services that are matched to the clients' needs. TD Asset Management is a leading North American investment manager comprised of retail and institutional capabilities.

U.S. Personal and Commercial Banking comprises the Bank’s retail and commercial banking operations in the U.S. Operating under the brand TD Bank, America’s Most Convenient Bank, the retail operations provide a full range of financial products and services through multiple delivery channels, including a network of 1,281 stores located along the east coast from Maine to Florida, telephone, mobile and internet banking and automated banking machines, allowing customers to have banking access virtually anywhere and anytime. U.S. Personal and Commercial Banking also serves the needs of businesses, customizing a broad range of products and services to meet their financing, investment, cash management, international trade, and day-to-day banking needs. TD expanded its U.S. franchise in 2011 with the acquisition of Chrysler Financial’s U.S. business operations.

Wholesale Banking provides a wide range of capital markets and investment banking products and services including underwriting and distribution of new debt and equity issues, providing advice on strategic acquisitions and divestitures, and meeting the daily trading, funding and investment needs of our clients. Operating under the TD Securities brand, our clients include highly-rated companies, governments, and institutions in key financial markets around the world. Wholesale Banking is an integrated part of TD’s strategy, providing market access to TD’s wealth and retail operations and providing wholesale banking solutions to our partners and their customers.

The Bank’s other business activities are not considered reportable segments and are, therefore, grouped in the Corporate segment. The Corporate segment includes the impact of asset securitization programs, treasury management, general provisions for credit losses, tax items at an enterprise level, the elimination of taxable equivalent and other intercompany adjustments, and residual unallocated revenue and expenses.
Effective the first quarter of 2011, operating results and associated loans for the U.S. credit cards business were transferred from Canadian Personal and Commercial Banking to U.S. Personal and Commercial Banking for segment reporting purposes. In addition, the Bank implemented a change in its allocation methodologies whereby certain items previously reported in the Corporate segment are now being allocated to other segments. These changes have no impact on the Bank’s Annual Consolidated Financial Statements. Prior period results were not reclassified. These changes are referred to as “segment transfers” throughout this document. Refer to the “Segment Transfers” section of this document for further details.
Effective July 4, 2011, executive responsibilities for the TD Insurance business were moved from Group Head, Canadian Banking, Auto Finance, and Credit Cards, TD to the Group Head, Wealth Management, Insurance and Corporate Shared Services, TD. The Bank is currently finalizing its future reporting format and will update these results for segment reporting purposes effective the first quarter of fiscal 2012. These changes will be applied retroactively.
Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results where applicable, and for those segments, the Bank notes that the measure is adjusted. Amortization of intangible expenses is included in the Corporate segment. Accordingly, net income for operating business segments is presented before amortization of intangibles, as well as any other items of note not attributed to the operating segments, including those items which management does not consider within the control of the business segments. For more information, see the “How the Bank Reports” section. For information concerning the Bank’s measures of economic profit and return on invested capital, which are non-GAAP measures, see the “Economic Profit and Return on Invested Capital” section. Segmented information also appears in Note 27 to the 2011 Consolidated Financial Statements.

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	16

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means the value of non-taxable or tax-exempt income, for example dividend income, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB adjustment reflected in Wholesale Banking is eliminated in the Corporate segment. The TEB adjustment for the year was $311 million, compared with $415 million last year.
As noted in Note 5 to the 2011 Consolidated Financial Statements, the Bank securitizes retail loans and receivables held by Canadian Personal and Commercial Banking in transactions that are accounted for as sales. For the purpose of segmented reporting, Canadian Personal and Commercial Banking accounts for the transactions as though they are financing arrangements. Accordingly, the interest income earned on the assets sold net of the funding costs incurred by the purchaser trusts is recorded in net interest income and the PCL related to these assets is charged to provision for (reversal of) credit losses. This accounting is reversed in the Corporate segment and the gain recognized on sale together with income earned on the retained interests net of credit losses incurred are included in non-interest income.
The “Business Outlook and Focus for 2012” section for each segment, provided on the following pages, is based on the Bank’s views and the actual “Economic Summary and Outlook” section and the outcome may be materially different. For more information, see the “Caution Regarding Forward-Looking Statements” section and the “Risk Factors That May Affect Future Results” section.

TABLE 15: RESULTS BY SEGMENT
(millions of Canadian dollars)	Canadian Personal				U.S. Personal and
	and Commercial		Wealth		Commercial		Wholesale
	Banking		Management		Banking		Banking		Corporate		Total
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Net interest income	$7,320	$7,134	$423	$336	$4,286	$3,579	$1,603	$1,815	$(801)	$(1,321)	$12,831	$11,543
Non-interest income	3,490	3,237	2,356	2,121	1,402	1,180	899	1,059	616	425	8,763	8,022
Provision for (reversal of)
credit losses	820	1,046	-	-	666	646	22	25	(43)	(92)	1,465	1,625
Non-interest expenses	5,052	4,934	1,989	1,813	3,446	2,910	1,468	1,395	1,128	1,111	13,083	12,163
Income (loss) before provision
for income taxes	4,938	4,391	790	644	1,576	1,203	1,012	1,454	(1,270)	(1,915)	7,046	5,777
Provision for (recovery of)
income taxes	1,327	1,296	221	197	320	230	199	588	(768)	(1,049)	1,299	1,262
Non-controlling interests
in subsidiaries,
net of income taxes	-	-	-	-	-	-	-	-	104	106	104	106
Equity in net income of an
associated company,
net of income taxes	-	-	207	194	-	-	-	-	39	41	246	235
Net income (loss) - reported	3,611	3,095	776	641	1,256	973	813	866	(567)	(931)	5,889	4,644
Adjustments for items of note,
net of income taxes1
Amortization of intangibles 2	-	-	-	-	-	-	-	-	426	467	426	467
Decrease (increase) in fair value
of derivatives hedging the
reclassified available-for-sale
debt securities portfolio	-	-	-	-	-	-	-	-	(134)	(5)	(134)	(5)
Integration and restructuring charges
relating to U.S. Personal and
Commercial Banking acquisitions	-	-	-	-	69	69	-	-	-	-	69	69
Decrease (increase) in fair value
of credit default swaps hedging
the corporate loan book,
net of provision for credit losses	-	-	-	-	-	-	-	-	(13)	4	(13)	4
(Recovery of) provision for income
taxes due to changes in statutory
income tax rates	-	-	-	-	-	-	-	-	-	(11)	-	(11)
Provision (release) of insurance claims	-	-	-	-	-	-	-	-	-	(17)	-	(17)
General allowance increase
(release) in Canadian Personal
and Commercial Banking
and Wholesale Banking	-	-	-	-	-	-	-	-	-	(44)	-	(44)
Agreement with Canada Revenue
Agency	-	-	-	-	-	-	-	121	-	-	-	121
Integration charges relating to the
Chrysler Financial acquisition	-	-	-	-	-	-	-	-	14	-	14	-
Total adjustments for items of note	-	-	-	-	69	69	-	121	293	394	362	584
Net income (loss) - adjusted	$3,611	$3,095	$776	$641	$1,325	$1,042	$813	$987	$(274)	$(537)	$6,251	$5,228
(billions of Canadian dollars)
Average invested capital	$9.3	$9.3	$4.2	$4.4	$17.6	$17.9	$3.3	$3.2	$10.3	$6.8	$44.7	$41.6
Risk-weighted assets	73	68	9	8	98	88	35	32	4	3	219	200
1	For explanations of items of note, see the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in the “Financial Results” section of this document.
2	Effective 2011, amortization of software is recorded in amortization of intangibles. For the purpose of the items of note only, software amortization is excluded from the amortization of intangibles.

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	17

ECONOMIC SUMMARY AND OUTLOOK
The economic outlook for the Canadian economy has softened somewhat over the last few months. The Canadian economy is on track for a healthy 3.0% annualized gain in the third quarter of 2011, largely driven by gains in trade. The sharp rebound in the quarter reflects the unwinding of temporary factors that weighed heavily on growth in the prior quarter, such as the supply disruptions caused by the Japanese earthquake and a number of shutdowns in the energy sector. Looking beyond temporary factors, underlying economic fundamentals have begun to fade. Following three years of significant borrowing, households appear fatigued. Consumer spending has down shifted to an average annual pace of 1.0% over the last three quarters, following a 3.3% gain in 2010. Continued low interest rates are expected to keep debt affordable and households in a good position to support economic growth. However, as households take a more cautious approach to accumulating debt, we anticipate a modest pace of consumer spending going forward. Still, much of Canada’s economic woes are expected to stem from negative external forces, such as the ongoing European financial crisis and a tepid economic recovery in the United States – both of which are expected to weigh on Canadian export growth and business spending. Overall, we expect the Canadian economy to grow by just 2.3% in 2011 and 2% in 2012, with economic growth picking up to a more respectable pace of 2.6% in 2013. This pace of economic growth and the number of international risks looming over the global economy are expected to keep the Bank of Canada rate on hold until early 2013.

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	18

BUSINESS SEGMENT ANALYSIS
Canadian Personal and Commercial Banking

Canadian Personal and Commercial Banking comprises the Bank’s personal and business banking businesses in Canada, TD Auto Finance in Canada, as well as the Bank’s insurance operations. Under the TD Canada Trust brand, the retail operations provide a full range of financial products and services to approximately 12 million personal and small business customers.

TABLE 16: REVENUE
(millions of Canadian dollars)	2011	2010	2009
Personal deposits	$2,753	$2,534	$2,508
Consumer lending	2,449	2,435	2,175
Business banking	2,238	2,028	1,912
Real estate secured lending	1,966	2,017	1,515
Insurance, net of claims	1,259	1,107	1,075
Other1	145	250	264
Total	$10,810	$10,371	$9,449
1
Other revenue includes internal commissions on sales of mutual funds and other wealth management products, and other branch services. In 2011 an internal volume transfer occurred between business lines in which fees for foreign exchange and safety deposit box rentals were reclassified from Other to the various business lines.

BUSINESS HIGHLIGHTS
•	Posted record earnings of $3,611 million, up 17% from last year.
•	Delivered 2% operating leverage and record annual efficiency of 46.7%.
•	Strong loan volume, supported by stable credit quality.
•	Ongoing investment in customer-facing areas with the objective of further improving customer service and convenience. Opened 170 new branches since 2006, including 24 new branches in 2011.
•	Combined our existing auto lending business with our purchase of Chrysler Financial.
•	Achieved external recognition as an industry leader in customer service excellence with distinctions that included the following:
-
Rated #1 for “Customer Service Excellence” among Canada’s five major banks by Synovate, an independent market research firm for the seventh year in a row. The Synovate Best Banking Awards for 2011 were based on survey responses from 40,353 households for the year ended August 2011, regionally and demographically representative of the entire Canadian population. Known as the Customer Service Index, the survey has been in existence since 1987.

-
Ranked highest in customer satisfaction among the five major Canadian banks for the sixth consecutive year by J.D. Power and Associates. 2011 results represented responses from 12,740 Canadian retail banking customers, fielded in March and June 2011 by J.D. Power and Associates, a global marketing information services firm. TD Canada Trust set the highest benchmark scores across six major drivers of customer satisfaction: account activities, account information, product offerings, facility, fees, and problem resolution.

•	TD Insurance gross originated insurance premiums grew 5%, and TD General Insurance retained the #1 direct writer position.

CHALLENGES IN 2011
•	Continued low interest rate environment led to a decline in margins.
•	Heightened competition from the major Canadian banks and other competitors in residential secured lending, credit cards, and term deposits.
•	Consumer deleveraging in lines of credit.

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	19

INDUSTRY PROFILE
The personal and business banking environment in Canada is very competitive among the major banks as well as some strong regional players. The intense competition makes it difficult to sustain market share gains and distinctive competitive advantage over the long term. The Canadian auto finance industry is also very competitive among the major banks and captive finance companies. Continued success depends upon outstanding customer service and convenience, disciplined risk management practices, and expense management. The Canadian property and casualty insurance industry features a relatively large number of participants each with limited market share. The life and health insurance industry in Canada and the reinsurance market internationally are more consolidated featuring a few large players.

OVERALL BUSINESS STRATEGY
The strategy for Canadian Personal and Commercial Banking is to:
•	Integrate the elements of the comfortable customer experience into everything we do.
•	Be recognized as an extraordinary place to work.
•	Use our strengths to build out under-represented businesses.
•	Simplify activities to be an efficient revenue growth engine.
•	Invest in the future to deliver top tier earnings performance consistently.

TABLE 17: CANADIAN PERSONAL AND COMMERCIAL BANKING
(millions of Canadian dollars, except as noted)	2011	2010	2009
Net interest income	$7,320	$7,134	$6,348
Non-interest income	3,490	3,237	3,101
Total revenue	10,810	10,371	9,449
Provision for credit losses	820	1,046	1,155
Non-interest expenses	5,052	4,934	4,725
Net income - reported	$3,611	$3,095	$2,472
Selected volumes and ratios
Return on invested capital	39.0%	33.4%	28.1%
Margin on average earning assets (including securitized assets)	2.77	2.92	2.90
Efficiency ratio	46.7	47.6	50.0
Number of Canadian retail branches	1,150	1,127	1,116
Average number of full-time equivalent staff	34,560	34,108	32,725

REVIEW OF FINANCIAL PERFORMANCE
Canadian Personal and Commercial Banking generated record net income for the year of $3,611 million, an increase of $516 million, or 17%, from last year. Return on invested capital for the year was 39.0%, compared with 33.4% last year.
Revenue for the year was $10,810 million, an increase of $439 million, or 4% (6% excluding segment transfers), compared with last year, mainly due to strong volume growth, as well as strong insurance revenue from solid premium growth and better claims experience. Margin on average earning assets decreased 15 bps to 2.77% compared with last year. The decline was attributable to the low rate environment, competitive pricing, and portfolio mix. Real estate secured lending, business loans, auto lending, personal and business deposits, as well as insurance posted strong volume growth. Real estate secured lending volume, including securitized assets, increased $14.8 billion, or 8%. Auto lending volume increased $2.2 billion, or 22% with the acquisition of Chrysler Financial contributing $0.4 billion. Business loans and acceptances volume increased $3.6 billion, or 11%. Personal deposit volume increased $4.6 billion, or 4%, while business deposit volume increased $6.2 billion, or 11%. Gross originated insurance premiums increased $166 million, or 5%.
PCL for the year was $820 million, a decrease of $226 million, or 22% (16% excluding segment transfers), compared with last year mainly due to improved credit portfolio performance and enhanced collection strategies. Personal banking PCL was $786 million, a decrease of $164 million ($111 million excluding segment transfers), or 17%, and business banking PCL was $34 million, a decrease of $63 million, or 65%. PCL as a percentage of credit volumes was 0.31%, a decline of 12 bps from last year. Net impaired loans were $596 million, an increase of $44 million, or 8%, compared with last year. Net impaired loans as a percentage of total loans were 0.22%, which was flat compared with October 31, 2010.
Non-interest expenses for the year were $5,052 million, an increase of $118 million, or 2% (3% excluding segment transfers), compared with last year primarily due to continued investment in the business.
The average FTE staffing levels increased by 452, or 1%. The efficiency ratio improved to a record 46.7%, compared with 47.6% last year.

KEY PRODUCT GROUPS
Personal Banking
•
Personal Deposits - In 2011, the Bank continued to leverage its market share position to deliver solid volume growth. While competitive pressure for accounts has been increasing, the Bank maintained its leadership in market share and continued to grow net active accounts.

•	Consumer Lending - Modest growth in personal lending and credit card balances as effective account management and account acquisition helped to offset slowing consumer demand.
•
Real Estate Secured Lending - Consumer focus on managing debt loads contributed to strong but moderating growth in 2011. Despite the challenging environment, the Bank maintained its leadership position in market share.

•	TD Auto Finance Canada - Continued growth primarily driven by strong auto sales.

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	20

Business Banking
•
Commercial Banking - Continued investment in new branch locations, customer-facing resources, and sales tools resulted in strong volume growth and market share gains across all products, particularly deposits, which posted double digit growth. Credit losses were lower than the previous year as economic conditions stabilized.

•
Small Business Banking - The customer base continued to grow during the year generating strong deposit volume growth. The business continued to invest in additional small business advisors in our retail branches, as well as in sales tools to better enable the retail sales force to serve customers.

•
Merchant Services Banking - We offer point-of-sale solutions for debit and credit card transactions, supporting over 100,000 business locations across the country. Business volumes and revenue continued to increase in 2011 as a result of stronger spending, continued benefits from the acquisition of the MasterCard customer portfolio in 2010 from First Data, and the launch of a direct sales force for the businesses.

Insurance
•
TD General Insurance - Strong unit growth in our affinity business and repricing of the direct business led to solid premium growth which along with better claims management drove significant earnings improvement, consolidating TD Insurance’s position as the leader in the direct personal automobile and home insurance industry and affinity business in Canada.

•
TD Life and Health - Solid premium growth from providing Life and Health solutions to over 3 million Canadians, and expense management, led to strong earnings growth. TD Insurance offers a full range of products to meet client needs including travel insurance, term life insurance, critical illness, and mortgage, credit card and loan insurance.

BUSINESS OUTLOOK AND FOCUS FOR 2012
Heading into 2012, Canadian Personal and Commercial Banking has good operating momentum - a leadership position in branch hours, leverage from ongoing and consistent investments in the sales force, growing market share in the business bank, and the contribution from the MBNA acquisition. However, the impact of lower margins and slower underlying personal banking growth will be key revenue growth challenges. We expect retail credit loss rates to remain relatively stable into 2012 and forecast commercial credit losses to increase to more normalized levels. While we will manage operating expenses tightly, we will continue to make appropriate investments in our business. Overall, we expect earnings growth to moderate.

Our key priorities for 2012 include:
•	Extend our leadership position in customer service and convenience.
•	Create an integrated customer service experience across all channels.
•	Mitigate impact from slower growth operating environment by improving efficiency through streamlining, and simplifying technology, processes and controls.
•	Continue to grow under-represented businesses and identify new sources of revenue.
•	Meet year one integration goals for the MBNA Canada acquisition.

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	21

BUSINESS SEGMENT ANALYSIS
Wealth Management

Through our direct investing, advice-based, and asset management businesses, TD Wealth Management helps individual and institutional clients build, preserve, and transition wealth.

TABLE 18: REVENUE3,4
(millions of Canadian dollars)	2011	2010	2009
Direct investing	$893	778	$742
Advice-based	1,056	923	820
Asset management	830	756	643
Total Global Wealth	$2,779	$2,457	$2,205
1
Assets under management: Assets owned by customers, managed by the Bank, where the Bank makes investment selections on behalf of the client (in accordance with an investment policy). In addition to the TD family of mutual funds, the Bank manages assets on behalf of individuals, pension funds, corporations, institutions, endowments and foundations.

2
Assets under administration: Assets owned by customers where the Bank provides services of an administrative nature, such as the collection of investment income and the placing of trades on behalf of the clients (where the client has made their own investments selection).

3	Excludes the Bank’s investment in TD Ameritrade.
4	Certain revenue lines are presented net of internal transfers.

BUSINESS HIGHLIGHTS
•
Wealth Management net income of $776 million was 21% above 2010, while Global Wealth, which excludes TD Ameritrade, was up 27%. The Bank’s investment in TD Ameritrade contributed earnings of $207 million for the year, 7% higher than the previous year.

•	Global Wealth had a record earnings year with net income of $569 million. Despite the challenging economic environment, all businesses experienced solid growth and delivered strong results.
•
Global Wealth assets under administration of $241 billion as at October 31, 2011, increased by $16 billion, or 7%, compared with October 31, 2010. Assets under management of $189 billion as at October 31, 2011 increased by $6 billion, or 3%, compared with October 31, 2010 primarily driven by net new client assets.

•
The Canadian direct investing business increased their number one market share position in Canada in both assets and trades. In the U.K., our direct investing operation maintained the number one market position, as ranked by trades per day.

•	Our full-service and direct investing businesses ranked number 2 among Canadian banks in the J.D. Power and Associates customer satisfaction survey results for 2011.
•	Our Advice businesses in Canada hit a milestone and exceeded $100 billion in AUA despite volatile markets, clients continued to choose to open new accounts with us increasing our asset growth.
•
TD Mutual Funds launched Target Return funds in September 2011, a first for the Canadian mutual fund industry. These Funds take an outcome-based approach to investing by seeking to provide three key benefits: 1) Potential protection against inflation; 2) Opportunity for reduced volatility; and 3) Defined target return.

•
TD Asset Management Inc. (TDAM), the manager of TD Mutual Funds, was recognized at the Canadian Lipper Fund Awards. TD Monthly Income Fund (Investor Series) was awarded for its excellent performance over the past 10 years, and the TD U.S. Mid-Cap Growth Fund (Investor Series) was awarded for both its five-year and 10-year performance.

•	TDAM launched two institutional low volatility funds. These funds are differentiated in the marketplace as they seek to provide equity market returns with lower volatility.

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	22

CHALLENGES IN 2011
•
Assets under administration and assets under management were negatively impacted in the second half of 2011 by weakening global economic growth, sovereign debt issues in Europe and U.S. debt ceiling negotiations.

•	Low interest rates and economic uncertainty throughout the year challenged revenue growth.

INDUSTRY PROFILE
TD Wealth Management operates in three geographic regions: Canada, the U.S., and Europe. In Canada, the industry is extremely competitive consisting of major banks, large insurance companies, and monoline wealth organizations. TD has a leading market share in direct investing and asset management, and a growing share of the advice-based businesses. Given the level of competition in Canada, success lies in our ability to differentiate our client experience in our direct investing business, and to provide investment solutions and advice to manage our advised clients’ wealth accumulation, preservation and transition to meet their needs.
   In the U.S., the wealth management industry is large but fragmented, consisting of banks, mutual fund companies, and discount brokers. In our Maine-to-Florida footprint, the Bank competes against national and regional banks, as well as brokerage companies.
   In the U.K. and Europe, the industry is led by strong regional players with little pan-European presence or brand. TD competes by providing multi-currency and multi-exchange online direct investing services for retail investors, and custody and clearing services for corporate clients.

OVERALL BUSINESS STRATEGY
Global Direct Investing
•	Build on leadership through best-in-class service and intuitive functionality.

North American Advice-based Business
•	Provide comprehensive investment and wealth planning services to deliver on pre-retiree and retiree clients’ needs in terms of the preservation and transition of wealth.
•	Continue to deepen the business referral relationship with personal and commercial banking partners in Canada and the U.S.
•	Focus on unique client segments by catering to their specific investment needs.

Asset Management
•	Deepen channel penetration, broaden institutional relationships, and expand international equity capability.

TABLE 19: WEALTH MANAGEMENT
(millions of Canadian dollars, except as noted)	2011	2010	2009
Global Wealth
Net interest income	$423	$336	$270
Non-interest income	2,356	2,121	1,935
Total revenue	2,779	2,457	2,205
Non-interest expenses	1,989	1,813	1,701
Net Income
Global Wealth	569	447	345
TD Ameritrade	207	194	252
Total Wealth Management	$776	$641	$597
Selected volumes and ratio − Global Wealth
Assets under administration (billions of Canadian dollars)	$241	$225	$191
Assets under management (billions of Canadian dollars)	189	183	171
Return on invested capital (Total Wealth Management)	18.4%	14.5%	12.8%
Efficiency ratio	71.6%	73.8%	77.1%
Average number of full-time equivalent staff	7,239	7,043	6,864

REVIEW OF FINANCIAL PERFORMANCE
Wealth Management net income for the year was $776 million, an increase of $135 million, or 21%, compared with last year. Global Wealth net income, which excludes TD Ameritrade, was $569 million, an increase of $122 million or 27% driven by growth across all business lines. The Bank’s reported investment in TD Ameritrade generated $207 million of net income, an increase of $13 million, or 7%, compared with last year. The increase was driven by higher operating earnings in TD Ameritrade, partially offset by a stronger Canadian dollar. For its fiscal year ended September 30, 2011, TD Ameritrade reported net income of US$638 million, an increase of US$46 million, or 8%, compared with last year. Wealth Management’s return on invested capital was 18.4%, compared with 14.5% last year.
Revenue for the year was $2,779 million, an increase of $322 million, or 13%, compared with last year. Revenue in the asset management and advice-based businesses increased primarily due to growth in average client assets which drove stronger fee-based revenue. Direct investing revenue increased due to higher net interest income mainly from expansion in net interest margin, higher client deposits and margin loans, and increased transaction revenue from higher transaction volumes.
Non-interest expenses for the year were $1,989 million, an increase of $176 million, or 10%, compared with last year. The increase in expenses was mainly due to higher variable costs driven by increased revenue from higher asset values in the advice-based and asset management businesses, increased compensation costs associated with higher average FTE, higher infrastructure investment to support business growth, and non-recurring project costs.
The average FTE staffing levels for the year increased by 196, or 3%, compared with last year. The increase was due to both support staff for business and infrastructure growth, and in client-facing FTE staff. The efficiency ratio for the year improved to 71.6% compared to 73.8% in the prior year.
Assets under administration of $241 billion as at October 31, 2011 increased by $16 billion, or 7%, compared with October 31, 2010, primarily due to net new client assets. Assets under management of $189 billion as at October 31, 2011 increased by $6 billion, or 3% compared with October 31, 2010.

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	23

TD AMERITRADE HOLDING CORPORATION
As at October 31, 2011, the Bank’s reported investment in TD Ameritrade was 44.96% (July 31, 2011 – 43.76%; October 31, 2010 – 45.93%) of the issued and outstanding shares of TD Ameritrade.
On August 6, 2010 and October 31, 2011, the Stockholders Agreement was amended in each case such that: (i) the Bank has until January 24, 2014 to reduce its ownership in TD Ameritrade to 45% if the Bank’s ownership interest exceeds 45% as a result of authorized repurchases of common stock by TD Ameritrade; (ii) the Bank is required to commence reduction of its ownership in TD Ameritrade and continue its reduction as long as it can be executed at a price per share equal to or greater than the Bank’s then-applicable average carrying value per share of TD Ameritrade; and (iii) in connection with stock repurchases by TD Ameritrade, the Bank’s ownership interest in TD Ameritrade will not exceed 48%.
In accordance with the Bank’s previously disclosed intention, the Bank sold 17.3 million shares of TD Ameritrade during the year and recognized a gain of $8.1 million on this sale.
The condensed financial statements of TD Ameritrade, based on its Consolidated Financial Statements filed with the SEC, are provided as follows:

TABLE 20: CONDENSED CONSOLIDATED BALANCE SHEET
(millions of U.S. dollars)	As at Sept. 30
	2011	2010
Assets
Receivables from brokers, dealers, and clearing organizations	$834	$1,208
Receivables from clients, net of allowance for doubtful accounts	8,059	7,394
Other assets	8,233	6,125
Total assets	$17,126	$14,727
Liabilities
Payable to brokers, dealers, and clearing organizations	$1,710	$1,934
Payable to clients	8,979	6,810
Other liabilities	2,321	2,211
Total liabilities	13,010	10,955
Stockholders’ equity	4,116	3,772
Total liabilities and stockholders’ equity	$17,126	$14,727

TABLE 21: CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(millions of U.S. dollars)	For the years ended
	Sept. 30	Sept. 30
	2011	2010
Revenues
Net interest revenue	$492	$422
Fee-based and other revenue	2,271	2,139
Total revenues	2,763	2,561
Operating expenses
Employee compensation and benefits	675	622
Other	1,040	974
Total operating expenses	1,715	1,596
Other expense	31	53
Pre-tax income	1,017	912
Provision for income taxes	379	320
Net income1	$638	$592
Earnings per share - basic	$1.12	$1.01
Earning per share - diluted	$1.11	$1.00
1	The Bank’s equity share of net income of TD Ameritrade is subject to adjustments relating to amortization of intangibles.

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	24

KEY PRODUCT GROUPS
Global Direct Investing
•
TD Waterhouse Direct Investing offers a comprehensive product and service offering to self-directed retail investors and to investment counsellors and corporate clients through its Institutional Services business. TD Waterhouse is the largest direct investing in Canada by assets under administration and trade volume. In the U.K. and Europe, TD Waterhouse International provides multi-currency and multi-exchange online direct investing services for retail investors, and custody and clearing services for corporate clients. This business has a leading market share, is ranked number one in trades per day in the U.K., and has presence in Ireland and other areas of Europe.

North American Advice-based Business
•
Integrated and closely aligned to Canadian and U.S. Personal and Commercial Banking segments, TD’s advice-based businesses, (TD Waterhouse Financial Planning, TD Waterhouse Private Investment Advice, and Private Client Group) represent a critical mass organization that meets the pre-retirement and retirement needs of clients. Each advice-based business is focused on a discrete segment and offers a specific value proposition which aligns with clients’ asset levels and the complexity of their needs. Together they provide investment solutions and advice to manage clients’ asset accumulation, and the preservation and transition of client wealth.

Asset Management
•
TD Asset Management (TDAM) is a leading investment manager comprised of retail and institutional capabilities. In Canada, TD Mutual Funds provides one of the most broadly diversified ranges of mutual funds and professionally managed portfolios. TDAM’s institutional investment business has a leading market share in Canada. Both units work in close partnership with wealth management businesses to align origination, manufacturing, wholesaling, and distribution.

BUSINESS OUTLOOK AND FOCUS FOR 2012
Market volatility and economic uncertainty experienced in the latter part of 2011 are expected to continue into early 2012 with no signs of stabilizing in the near term. The low interest rate environment is expected to prevail throughout 2012 sustaining the pressure on margins. Despite these external environmental challenges, our business fundamentals are strong and our prospects for growth remain positive as we move into fiscal 2012.
Our key priorities for 2012 are as follows:
•	Build on our leadership in the direct investing business by introducing new client solutions and improving service.
•	Grow market share in our advice-based businesses via planning tools and client experience enhancements.
•	Leverage our partnerships within the Bank.
•	Focus on unique client segments to service their specific financial needs.
•	Leverage our premier institutional asset management capabilities as we compete for new mandates.
•	Enhance our technology and operations capabilities to drive further efficiencies across the wealth management platform and to provide best-in-class client service levels.

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	25

BUSINESS SEGMENT ANALYSIS
U.S. Personal and Commercial Banking

Operating under the brand name, TD Bank, America’s Most Convenient Bank, U.S. Personal and Commercial Banking offers a full range of banking services to more than 7 million customers including individuals, businesses, and governments.

TABLE 22: ASSETS1
(millions of dollars)		Canadian dollars		U.S. dollars
	2011	2010	2009	2011	2010	2009
Consumer loans	$34,993	$24,026	$20,371	$35,109	$23,550	$18,900
Business and government loans	43,146	41,545	36,108	43,289	40,722	33,500
Debt securities classified as loans2	3,804	5,054	7,900	3,817	4,954	7,302
Investment securities	42,541	36,590	27,998	41,682	35,866	25,879
Other assets	3,467	11,164	12,261	3,478	10,943	11,333
Total	$127,951	$118,379	$104,638	$127,375	$116,035	$96,914
1	Excluding all goodwill and other intangibles.
2	As a result of the 2009 Amendments to CICA Handbook Section 3855, certain available-for-sale and held-to-maturity securities were reclassified to loans.

BUSINESS HIGHLIGHTS
•	Achieved US$1,275 million in reported earnings and US$1,345 million in adjusted earnings, an increase of 35% and 33% respectively, in a challenging operating environment.
•	Record adjusted earnings.
•	Gained profitable market share on both loans and deposits while maintaining strong credit quality.
•
Grew loans organically by approximately US$6.8 billion, or 13%, and deposits by US$9.3 billion, or 13%, since last year (US$17.7 billion, or 30%, and US$25.9 billion, or 19%, including the South Financial and Chrysler Financial acquisitions, Government deposits and TD Ameritrade insured deposit accounts), during a significant economic downturn.

•	Successfully integrated South Financial during 2011.
•	Continued to lead in customer service and convenience with more store hours than competitors in our Maine-to-Florida footprint.
•	Continued to invest in growing the franchise, adding 37 new stores in fiscal 2011.
•	Asset quality has improved for the legacy portfolio, acquired credit-impaired loan portfolios continue to perform within expectations.

CHALLENGES IN 2011
•	Regulatory and legislative changes have impacted the operating environment, TD Bank’s product offering and economics.
•	Low interest rate environment continues which has impacted deposit margins.
•	Weak loan demand due to slow economic recovery and prolonged weakness in employment.
•	Increased competition has led to pressure on margins.

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	26

INDUSTRY PROFILE
The U.S. banking industry has experienced a significant amount of consolidation over the past few years. The personal and business banking environment in the U.S. is very competitive in all areas of the business. TD Bank is subject to vigorous competition from other banks and financial institutions, including savings banks, finance companies, credit unions, and other providers of financial services. The keys to profitability are attracting and retaining customer relationships over the long term by owning the convenience and service space within our operating footprint, effective risk management, rational product pricing, use of technology to deliver products and services for customers anytime and anywhere, optimizing fee-based businesses, and effective control of operating expenses.

OVERALL BUSINESS STRATEGY
The strategy for U.S. Personal and Commercial Banking is to:
•	Continue to take share while controlling expenses.
•	Evolve the business in response to regulatory changes - at appropriate pace and cost.
•	Implement franchise optimization e.g., wallet share in retail and commercial; banking for TD Ameritrade customers; productivity improvements.
•	Continue building large bank functionality and capability.
•	Manage asset quality.
•	Optimize balance sheet and capital structure and grow assets to deploy excess liquidity.
•	Execute on the acquisitions and related integration and capture synergies.

TABLE 23: U.S. PERSONAL AND COMMERCIAL BANKING
(millions of dollars, except as noted)		Canadian dollars			U.S. dollars
	2011	2010	2009	2011	2010	2009
Net interest income	$4,286	$3,579	$3,607	$4,347	$3,451	$3,093
Non-interest income	1,402	1,180	1,117	1,425	1,140	960
Total revenue	5,688	4,759	4,724	5,772	4,591	4,053
Provision for credit losses - loans	513	615	698	520	592	601
Provision for credit losses - debt securities classified as
loans	75	31	250	75	29	209
Provision for credit losses - acquired credit-impaired
loans1	78	-	-	82	-	-
Provision for credit losses - total	666	646	948	677	621	810
Non-interest expenses − reported	3,446	2,910	3,213	3,495	2,805	2,763
Non-interest expenses − adjusted	3,333	2,803	2,785	3,379	2,702	2,390
Net income - reported	1,256	973	633	1,275	941	541
Adjustments for items of note:2
Integration and restructuring charges relating to
U.S. Personal and Commercial Banking acquisitions	69	69	276	70	67	240
Net income - adjusted	$1,325	$1,042	$909	$1,345	$1,008	$781
Selected volumes and ratios
Return on invested capital	7.5%	5.8%	4.5%	7.5%	5.8%	4.5%
Efficiency ratio - reported	60.6%	61.1%	68.0%	60.6%	61.1%	68.0%
Efficiency ratio - adjusted	58.6%	58.9%	59.0%	58.6%	58.9%	59.0%
Margin on average earning assets (TEB)3	3.63%	3.49%	3.52%	3.63%	3.49%	3.52%
Number of U.S. retail stores	1,281	1,269	1,028	1,281	1,269	1,028
Average number of full-time equivalent staff	24,193	19,952	19,594	24,193	19,952	19,594
1	Includes all FDIC covered loans and other acquired credit-impaired loans.
2	For explanations of items of note, see the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in this document.
3
Average deposits and margin on average earning assets exclude the impact related to the TD Ameritrade insured deposit accounts (IDA). The IDA is described in Note 29 to the 2011 Consolidated Financial Statements.

REVIEW OF FINANCIAL PERFORMANCE
U.S. Personal and Commercial Banking net income, in Canadian dollar terms, for the year was $1,256 million, an increase of $283 million, or 29%, on a reported basis, and $1,325 million on an adjusted basis, an increase of $283 million, or 27%, compared with last year. In U.S. dollar terms, reported net income was $1,275 million, an increase of $334 million, or 35%, and net income on an adjusted basis was US$1,345 million, an increase of US$337 million, or 33%. The increase was primarily due to higher core fee-based revenue, increased loan and deposit volume, and lower PCL, partially offset by higher expenses and the impact of Regulation E on overdraft fees. Adjusted net income for the current and prior year excluded integration and restructuring charges relating to acquisitions. The return on invested capital was 7.5%, compared with 5.8% last year. On April 1, 2011, the Bank acquired 100% of the outstanding equity of Chrysler Financial for cash consideration of approximately $6.4 billion. As at April 1, 2011, the acquisition contributed $3.1 billion of net cash and cash equivalents, $7.3 billion of loans, $2.2 billion of other assets, and $6.5 billion of liabilities.
    In U.S. dollar terms, revenue for the year was US$5,772 million, an increase of US$1,181 million, or 26%, compared with last year, driven by increased loan and deposit volume, higher fee-based revenue and the impact of acquisitions. The margin on average earning assets for the year increased by 14 bps to 3.63% compared with last year as higher margins on acquired portfolios were partially offset by the impact of a low rate environment.

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	27

   Total PCL for the year was US$677 million, an increase of US$56 million, or 9%, compared with last year due primarily to the acquired loan portfolios. PCL for loans excluding acquired credit-impaired loans and debt securities classified as loans as a percentage of credit volume was 0.76%, a decrease of 32 bps, compared with last year. Net impaired loans, excluding acquired credit-impaired loans and debt securities classified as loans, were US$1,144 million a decrease of US$47 million, or 4%, compared with last year due to lower levels of new formations and continued improvement in credit quality. Acquired credit-impaired loans totalled US$5.6 billion at October 31, 2011 versus US$6.9 billion at October 31, 2010 while net impaired debt securities classified as loans were US$1.4 billion versus US$1.0 billion at October 31, 2010. Reported non-interest expenses for the year were US$3,495 million, an increase of US$690 million, or 25%, compared with last year. On an adjusted basis, excluding the items of note for integration and restructuring charges, non-interest expenses were US$3,379 million, an increase of US$677 million, or 25%, due to acquisitions (the South Financial Group and Chrysler Financial), investments in new stores, investments in infrastructure, and economic and regulatory factors.
The average FTE staffing levels for the year increased by 4,241, or 21%, compared with last year due to new stores and acquisitions, partially offset by synergies and store consolidation. The reported efficiency ratio for the year improved to 60.6%, compared with 61.1% last year. The adjusted efficiency ratio for the year improved 30 bps compared with last year.

KEY PRODUCT GROUPS
Personal Banking
•
Personal Deposits - Continued to build on our reputation as America’s Most Convenient Bank by opening 37 new stores in fiscal 2011. Delivered strong year-over-year growth driven by maturing stores and a competitive product offering.

•
Consumer Lending - Principal product offerings of home equity loans and lines of credit and auto loans offered through a network of auto dealers continued to grow organically. Loan loss rates have improved over the prior year and remain at the lower end of loss rates in the industry.

•
Residential Real Estate Secured Lending - Grew profitable market share and franchise customers, with strong credit quality, during a tough economic environment. Loan volumes have increased by approximately US$4 billion over last year driven by higher originations. In-store originations are a key focus to leverage cross-sell opportunities.

•
Small Business Banking and Merchant Services – The Small Business Banking group continues to be among the top ranked small business lenders in most of our markets. Merchant Services offers point-of-sale settlement solutions for debit and credit card transactions, supporting over 15,000 business locations in our footprint.

Commercial Banking
•
Commercial Banking - While overall commercial loan demand remained tepid in the operating environment, loan volume grew by 10% organically, significantly outperforming peers. Loan losses have improved throughout the portfolio and our overall asset quality remains better than the industry.

BUSINESS OUTLOOK AND FOCUS FOR 2012
We will continue to build on our strength of industry-leading convenience banking, providing superior customer service, and efficient, local decision making. We expect to open in excess of 30 new stores in fiscal 2012. Adjusted for acquisitions, expense growth is expected to moderate and will be driven by investments in future growth including new stores and technology infrastructure. PCL is expected to continue to normalize in 2012. Revenue growth will be muted by the impact of prolonged low interest rates and the Durbin amendment. The Durbin amendment is expected to impact gross revenue by approximately US$50-60 million pre-tax per quarter. Regulatory and legislative actions will continue to impact the operating environment and economics of TD Bank which will result in an increased focus on evolving the product offering to TD Bank’s customers while maintaining a strong market position. The goal of U.S. Personal and Commercial Banking is to achieve consistent earnings growth over the long-term. Our key priorities for 2012 are as follows:

•	Continue momentum in organic growth of core deposits and loans, while keeping strong credit quality.
•	Continue to deliver convenient banking solutions and services that exceed customer expectations.
•	Continue business expansion by opening new stores in larger markets such as New York, Florida, Boston and Washington DC.
•	Manage controllable expenses closely given increased pressure on revenue.
•	Create a universal financial services institution by broadening and deepening customer relationships through cross-selling initiatives.

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	28

BUSINESS SEGMENT ANALYSIS
Wholesale Banking

Wholesale Banking serves a diverse base of corporate, government, and institutional clients in key global financial centers.

TABLE 24: REVENUE
(millions of Canadian dollars)	2011	2010	2009
Investment banking and capital markets	$1,730	$2,351	$3,154
Corporate banking	453	454	397
Equity investments	319	69	(330)
Total	$2,502	$2,874	$3,221

BUSINESS HIGHLIGHTS
•	Net income for the year was $813 million, a decrease of $53 million, or 6%, on a reported basis, and $174 million, or 18% on an adjusted basis, compared with last year.
•	Return on invested capital of 24.4%, compared with 30.7% last year.
•	Maintained top-three dealer status in Canada (for the nine-month period ended September 30, 2011):
- #1 in M&A completed (on rolling 12 month basis)
- #1 in equity block trading
- #1 in equity underwriting (full credit to book runner)
- #2 in fixed-income underwriting
•	Enhanced investment banking capabilities and grew franchise fixed income, currency and commodities businesses despite challenging markets.
•	Higher underwriting income due to strong performance on equity issues.

CHALLENGES IN 2011
•	Low investor confidence due to concerns over sovereign debt levels and economic performance in the U.S. and Europe.
•	Highly volatile trading environment with markets exhibiting little clear direction and sellers outnumbering buyers.
•	Pressure on pricing from increased competition and a continued low interest environment.

INDUSTRY PROFILE
The wholesale banking sector in Canada is a mature market with competition primarily coming from the Canadian banks, large global investment firms, and independent niche dealers. The trading environment was challenging in 2011. As key government issuers struggled with low growth and large debt and deficit burdens credit spreads increased which resulted in asset devaluation.  Uncertainty over the resolution of these issues negatively affected investor confidence which further depressed market conditions. Most competitors have shifted their focus to client-driven trading revenue and fee income to reduce risk and preserve capital which has resulted in tighter margins. Industry volumes and returns decreased compared to 2009 and 2010 which benefited as markets rebounded from the crisis in 2008. In the short term, we expect continued uncertainty in the markets with the risk of ongoing lower levels of activity and further volatility in asset values. Looking longer term, wholesale banks that offer a wide range of products and services will be well positioned as investor confidence returns and markets improve.

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	29

OVERALL BUSINESS STRATEGY
Our goal is to build the franchise and enhance leadership positions while maintaining a prudent risk profile by providing superior wholesale banking products and services to high quality clients and counterparties in liquid and transparent financial markets.
•	We focus on meeting client needs by providing superior execution of client-driven transactions.
•	In Canada, the strategic objective is to strengthen our position as a top investment dealer.
•
In the U.S., our objective is to extend the goals of the Canadian franchise and leverage the networks of our U.S. businesses. We will also continue to grow government fixed income and currency trading businesses.

•
Globally, we seek to extend the goals of our North American franchise, including trading in liquid currencies, as well as underwriting, distributing, and trading high quality fixed income products of highly rated issuers.

•	We support and enhance TD’s brand with our high quality client base and by expanding the service offering to clients of our partners.

TABLE 25: WHOLESALE BANKING
(millions of Canadian dollars, except as noted)	2011	2010	2009
Net interest income (TEB)	$1,603	$1,815	$2,488
Non-interest income (loss)	899	1,059	733
Total revenue	2,502	2,874	3,221
Provision for credit losses	22	25	164
Non-interest expenses	1,468	1,395	1,417
Net income − reported	813	866	1,137
Adjustments for items of note:1
Agreement with Canada Revenue Agency	-	121	-
Net income − adjusted	813	987	1,137
Selected volumes and ratios
Risk-weighted assets (billions of Canadian dollars)	35	32	34
Return on invested capital	24.4%	30.7%	30.0%
Efficiency ratio - reported	58.7	48.5	44.0
Average number of full-time equivalent staff	3,517	3,217	3,036
1	For explanations of items of note, see the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in the “How We Perform” section of this document.

REVIEW OF FINANCIAL PERFORMANCE
Wholesale Banking net income for the year was $813 million, a decrease of $53 million, or 6%, on a reported basis, and $174 million, or 18%, on an adjusted basis, compared with last year. Throughout the year, markets came under heavy pressure from the European and U.S. debt crises and negative growth outlooks around the world. The convergence of these issues and the uncertainty they caused, resulted in significantly lower client volumes particularly in fixed income trading in Europe and the U.S. These declines were partially offset by stronger equity underwriting fees and commissions, and increased security gains. The return on invested capital for the year remained strong at 24.4%, but down from 30.7% last year.
Wholesale Banking revenue is derived primarily from capital markets activity and corporate banking. Revenue for the year was $2,502 million, a decrease of $372 million, or 13%, compared with last year. Capital markets revenue decreased primarily due to lower revenue in fixed income and credit trading. Trading revenue moderated from the prior year’s level as concerns emanating from the U.S. and European sovereign debt crisis caused volatility in credit spreads and declining asset values. Client volumes fell due to a lack of clear direction in markets, and this combined with increased competition led to tighter bid-offer spreads, and reduced trading opportunities. Corporate lending revenue also decreased from the prior year due to lower volumes and margins. Partially offsetting these decreases were security gains from the investment portfolio, improved equity underwriting and commission revenue due to higher origination activity as global equity markets remained strong.
PCL comprises specific provision for credit losses and accrual costs for credit protection. The change in market value of the credit protection, in excess of the accrual cost, is reported in the Corporate segment. PCL for the year was $22 million, a decrease of $3 million, or 12%, compared with last year. PCL in the current year primarily reflected the accrual cost of credit protection.
Non-interest expenses for the year were $1,468 million, an increase of $73 million, or 5%, compared with last year. The increase primarily relates to higher employee related costs in businesses that position us for future growth and additional investments in risk and control infrastructure. These increases were partially offset by lower variable compensation related to lower revenue.

KEY PRODUCT GROUPS
Investment Banking and Capital Markets
•
Investment banking and capital markets revenue, which includes advisory, underwriting, trading, facilitation, and execution services, was $1,730 million, a decrease of $621 million, or 26%, compared with last year. The decrease was primarily due to economic uncertainty which drove lower fixed income and credit trading revenue and lower advisory revenue. In the prior year, favourable market conditions characterized by tightening credit spreads and elevated client activity resulted in strong, broad-based performance and allowed for the opportunistic exit of a number of transactions. Partially offsetting these decreases was higher equity underwriting and commission revenue.

Corporate Banking
•	Corporate banking revenue which includes corporate lending, trade finance and cash management services was $453 million, a decrease of $1 million compared with last year.

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	30

Equity Investments
•
The equity investment portfolio, which we are in the process of exiting consists of private equity investments only. Equity investments reported total gains of $319 million, compared with a gain of $69 million in the prior year.

BUSINESS OUTLOOK AND FOCUS FOR 2012
Overall, we expect the operating environment to remain challenging in 2012. Unresolved issues in the macroeconomic environment are expected to perpetuate the high volatility and low liquidity conditions that plagued 2011. This environment coupled with increased competition will yield lower volumes and fewer trading opportunities. However, when economic conditions stabilize, capital markets activity should improve with potential increases in debt and equity origination and M&A and advisory fees.
Our key priorities for 2012 are as follows:
•	Continue to build the franchise by broadening and deepening client relationships and investing in flow-based businesses including U.S rates and global currency trading businesses.
•	Target business to achieve a normalized rate of return on equity of 15% to 20% while remaining within the risk appetite of the Bank.
•	Maintain an effective risk management and controls culture while improving operational efficiency through disciplined expense management.

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	31

BUSINESS SEGMENT ANALYSIS
Corporate

Corporate segment provides centralized advice and counsel to key businesses and comprises the impact of asset securitization programs, treasury management, general provisions for credit losses, tax items at an enterprise level, the elimination of taxable equivalent and other intercompany adjustments, and residual unallocated revenue and expenses.

TABLE 26: CORPORATE
(millions of Canadian dollars)	2011	2010	2009
Net loss - reported	$(567)	$(931)	$(1,719)
Adjustments for items of note:1
Amortization of intangibles2	426	467	492
Decrease (increase) in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio	(134)	(5)	450
Decrease (increase) in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	(13)	4	126
Provision for (recovery of) income taxes due to changes in statutory income tax rates	-	(11)	-
Provision (release of) for insurance claims	-	(17)	-
General allowance increase (release) in Canadian Personal and Commercial Banking and Wholesale Banking	-	(44)	178
Settlement of TD Banknorth shareholder litigation	-	-	39
FDIC special assessment charge	-	-	35
Integration charges relating to the Chrysler Financial acquisition	14	-	-
Total adjustments for items of note	293	394	1,320
Net loss - adjusted	$(274)	$(537)	$(399)

Decomposition of items included in net loss - adjusted
Net securitization	$(65)	$(22)	$(10)
Net corporate expenses	(434)	(401)	(315)
Other	225	(114)	(74)
Net loss - adjusted	$(274)	$(537)	$(399)
1	For explanation of items of note, see the “Non-GAAP Financial Measures - Reconciliation of Adjusted to Reported Net Income” table in the “Financial Results Overview” section of this document.
2	Effective 2011, amortization of software is recorded in amortization of intangibles. For the purpose of the items of note only, software amortization is excluded from the amortization of intangibles.

The Corporate segment reported net loss for the year was $567 million, compared with a reported net loss of $931 million last year. The adjusted net loss for the year was $274 million, compared with an adjusted net loss of $537 million last year. The year-over-year change in the adjusted net loss was primarily attributable to segment transfers and higher earnings on unallocated capital. Segment transfers reduced the adjusted Corporate segment net loss by $144 million.

CORPORATE MANAGEMENT
The Corporate segment’s mandate is to provide centralized advice and counsel to our key businesses and to those who serve our global customers directly. This includes support from a wide range of functional groups, as well as the design, development, and implementation of processes, systems, and technologies to ensure that the Bank’s key businesses operate efficiently, reliably, and in compliance with all applicable regulatory requirements.
The corporate management function of the Bank comprises audit, legal, compliance, corporate and public affairs, government and regulatory affairs, economics, enterprise technology solutions, finance, treasury and balance sheet management, people strategies, marketing, office of the ombudsman, enterprise real estate management, risk management, global physical security, strategic sourcing, global strategy, enterprise project management, corporate environment initiatives, and corporate development.
The enterprise Direct Channels and Distribution Strategy group is part of Corporate Operations and is responsible for the online, phone, and ABM/ATM channels, delivering a best in class experience across TD’s North American businesses. The vision of the group is to create an even more integrated, seamless, effortless, and legendary customer experience for TD Bank, TD Canada Trust, and TD Wealth Management.
 Ensuring that the Bank stays abreast of emerging trends and developments is vital to maintaining stakeholder confidence in the Bank and to addressing the dynamic complexities and challenges from changing demands and expectations of our customers, shareholders and employees, governments, regulators, and the community at large.

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	32

Segment Transfers

Effective the first quarter of fiscal 2011, operating results and associated loans for the U.S. credit cards business were transferred from Canadian Personal and Commercial Banking to U.S. Personal and Commercial Banking for segment reporting purposes. In addition, the Bank implemented a change in its allocation methodologies whereby certain items previously reported in the Corporate segment are now being allocated to other segments. These changes have no net impact on the Bank’s Consolidated Financial Statements. Prior period results were not reclassified. The following table summarizes the segment transfers for the year ended October 31, 2011.

TABLE 27: IMPACTS OF SEGMENT TRANSFERS
(millions of Canadian dollars)					Oct. 31, 2011
	Canadian Personal		U.S. Personal and
	and Commercial	Wealth	Commercial	Wholesale
	Banking	Management	Banking	Banking	Corporate	Total
Increase/(decrease) to revenue	$(227)	$-	$149	$(72)	$150	$-
Increase/(decrease) to expenses	(36)	7	69	10	(50)	-
Increase/(decrease) to PCL	(53)	-	53	-	-	-
Increase/(decrease) to net income	(94)	(5)	14	(59)	144	-

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	33

2010 FINANCIAL RESULTS OVERVIEW
Summary of 2010 Performance

TABLE 28: REVIEW OF FINANCIAL PERFORMANCE
(millions of Canadian dollars)						2010
	Canadian		U.S.
	Personal and		Personal and
	Commercial	Wealth	Commercial	Wholesale
	Banking	Management	Banking	Banking	Corporate	Total
Net interest income	$7,134	$336	$3,579	$1,815	$(1,321)	$11,543
Non-interest income	3,237	2,121	1,180	1,059	425	8,022
Total revenue	10,371	2,457	4,759	2,874	(896)	19,565
Provision for (reversal of) credit losses	1,046	-	646	25	(92)	1,625
Non-interest expenses	4,934	1,813	2,910	1,395	1,111	12,163
Income (loss) before provision for income taxes	4,391	644	1,203	1,454	(1,915)	5,777
Provision for (recovery of) income taxes	1,296	197	230	588	(1,049)	1,262
Non-controlling interests in subsidiaries, net of income taxes	-	-	-	-	106	106
Equity in net income of an associated company,
net of income taxes	-	194	-	-	41	235
Net income (loss) - reported	3,095	641	973	866	(931)	4,644
Items of note, net of income taxes	-	-	69	121	394	584
Net income (loss) - adjusted	$3,095	$641	$1,042	$987	$(537)	$5,228

NET INTEREST INCOME
Net interest income for the year was $11,543 million, an increase of $217 million, or 2%, compared with last year. The growth was driven primarily by the Canadian Personal and Commercial Banking and Wealth Management segments, partially offset by declines in the Wholesale Banking and U.S. Personal and Commercial Banking segments. Canadian Personal and Commercial Banking net interest income increased largely due to volume growth particularly in personal and business deposits and real estate secured lending. Wealth Management net interest income increased due to improved margins and volume. Wholesale Banking net interest income decreased primarily due to lower trading-related net interest income. U.S. Personal and Commercial Banking net interest income decreased due to the translation effect of a stronger Canadian dollar. In U.S. dollars, U.S. Personal and Commercial Banking net interest income increased by $358 million or 12%.

NON-INTEREST INCOME
Non-interest income for the year was $8,022 million, an increase of $1,488 million, or 23%, on a reported basis, and $8,020 million, an increase of $726 million, or 10%, on an adjusted basis, compared with last year. The increase in adjusted non-interest income was due to increases in all segments. Wholesale Banking non-interest income increased mainly due to significant security losses in the investment portfolio last year. Wealth Management non-interest income increased primarily due to higher average assets under management and higher average fees due to change in mix as a result of client preferences. Canadian Personal and Commercial Banking non-interest income increased due to strong volume growth in the fee-based businesses. U.S. Personal and Commercial Banking non-interest income increased due to higher fee-based revenue and the impact of recent acquisitions, partially offset by the translation effect of a stronger Canadian dollar.

NON-INTEREST EXPENSES
Reported non-interest expenses for the year were $12,163 million, compared with $12,211 million last year, a decrease of $48 million compared with last year. Adjusted non-interest expenses were $11,464 million, an increase of $448 million, or 4% compared with last year. The increase in adjusted non-interest expenses was due to increases in the Canadian Personal and Commercial Banking, Wealth Management, and U.S. Personal and Commercial Banking segments. Canadian Personal and Commercial Banking non-interest expenses increased largely due to higher employee compensation, project-related costs, non-credit losses, and the investment in new branches, partially offset by lower litigation costs and capital taxes. Wealth Management non-interest expenses increased due to higher variable compensation and trailer fees, the inclusion of U.K. acquisitions, and continued investment in growing the sales force in advice-based businesses. U.S. Personal and Commercial Banking non-interest expenses increased due to investments in new stores and infrastructure, partially offset by the translation effect of a stronger Canadian dollar.

INCOME TAX EXPENSE
Reported total income and other taxes increased by $1,050 million, or 96%, from 2009. Income tax expense, on a reported basis, was up $1,021 million, or 424%, from 2009. Other taxes were up $29 million, or 3%, from 2009. Adjusted total income and other taxes were up $493 million, or 28%, from 2009. Total income tax expense, on an adjusted basis, was up $464 million, or 50%, from 2009.
The Bank’s effective income tax rate, on a reported basis, was 21.8% for 2010, compared with 7.6% in 2009. The year-over-year increase was mainly due to an increase in net income before taxes, a proportionate decrease in tax exempt income, a higher tax rate on international operations, and a $121 million charge related to an agreement with Canada Revenue Agency.
TD reports its investment in TD Ameritrade using the equity method of accounting. TD Ameritrade’s tax expense of $132 million in the year, compared to $196 million in 2009, is not part of the Bank’s tax rate reconciliation.

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	34

BALANCE SHEET
FACTORS AFFECTING ASSETS AND LIABILITIES

Year-over-year comparison - October 31, 2010 vs. October 31, 2009

Total assets were $620 billion as at October 31, 2010, an increase of $62 billion, or 11%, compared with October 31, 2009. The increase reflected a $23 billion increase in securities, an $18 billion increase in securities purchased under reverse repurchase agreements, a $17 billion increase in loans (net of allowance for loan losses) and a $5 billion increase in other assets.

Securities increased by $23 billion largely due to growth in available-for-sale securities in U.S. Personal and Commercial Banking driven by the investment of TD Ameritrade deposits. The translation effect of the stronger Canadian dollar caused the value of securities in U.S. Personal and Commercial Banking to decrease by $4 billion.

Securities purchased under reverse repurchase agreements increased by $18 billion largely due to an increase in Wholesale Banking.

Loans (net of allowance for loan losses) increased $17 billion, or 7%, primarily driven by volume growth in the Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking segments. The increase in Canadian Personal and Commercial Banking loans was due to increases in consumer instalment and other personal loans, residential mortgages, and business and government loans. U.S. Personal and Commercial Banking loans increased primarily due to business and government loans and residential mortgages. The FDIC-assisted transactions and the acquisition of The South Financial Group, Inc. added $8 billion to total loans. The translation effect of the stronger Canadian dollar caused the value of loans (net of allowance for loan losses) in U.S. Personal and Commercial Banking to decrease by $4 billion.

Other assets increased by $5 billion primarily due to an increase in the market value of derivatives and other assets in Wholesale Banking.

Total liabilities were $577 billion as at October 31, 2010, an increase of $59 billion, or 11%, compared with October 31, 2009. The net increase was primarily due to a $39 billion increase in deposits and a $21 billion increase in other liabilities. The translation effect of the stronger Canadian dollar caused the value of liabilities in U.S. Personal and Commercial Banking to decrease by $11 billion.

Deposits increased $39 billion, or 10%, primarily due to a $26 billion increase in personal deposits, primarily driven by volume increases in the Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking segments, and $18 billion increase in business and government deposits, and higher TD Ameritrade insured deposit accounts, partially offset by a $12 billion decrease in trading deposits in the Wholesale Banking segment. The FDIC-assisted transactions and the acquisition of The South Financial Group added $11 billion to total deposits. The translation effect of the stronger Canadian dollar caused the value of the deposits in U.S. Personal and Commercial Banking to decrease by $9 billion.

Other liabilities increased $21 billion, or 18%, primarily due to a $15 billion increase in obligations related to securities sold short and under repurchase agreements and a $6 billion increase in the market value of derivatives, driven by Wholesale Banking.

Shareholders’ equity increased by $4 billion primarily due to retained earnings growth and higher common share capital due to new share issuances.

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	35

2010 FINANCIAL RESULTS OVERVIEW
2010 Financial Performance by Business Line

Canadian Personal and Commercial Banking net income for the year was a record $3,095 million, an increase of $623 million, or 25%, from last year. Return on invested capital for the year was 33.4%, compared with 28.1% last year.
Revenue for the year was $10,371 million, an increase of $922 million, or 10%, compared with last year, mainly due to strong volume growth across most banking products. Margin on average earning assets increased 2 bps to 2.92% compared with last year, due to higher margins in real estate secured lending, partially offset by margin compression in deposits due to the prolonged low rate environment and lower mortgage breakage revenue. Volume growth was primarily in real estate secured lending, personal and business deposits and insurance. Real estate secured lending volume, including securitized assets, increased $19.8 billion, or 12%, while consumer loan volume increased $3.8 billion, or 13%. Business loans and acceptances volume increased $1.4 billion, or 5%. Personal deposit volume increased $5.4 billion, or 4%, while business deposit volume increased $6.6 billion, or 14%. Gross originated insurance premiums increased $313 million, or 11%.
PCL for the year was $1,046 million, a decrease of $109 million, or 9%, compared with last year. Personal banking PCL was $950 million, a decrease of $101 million, or 10%, and business banking PCL was $96 million, a decrease of $7 million, or 7%. PCL as a percentage of average assets was 0.4%, decreasing 10 bps from last year. Net impaired loans were $553 million, a decrease of $2 million, compared with last year. Net impaired loans in Commercial Banking were $62 million, a decrease of $51 million, or 45%, compared with last year, due to active file management. Net impaired loans as a percentage of total loans were 0.85%, compared with 0.93% as at October 31, 2009.
Non-interest expenses for the year were $4,934 million, an increase of $209 million, or 4%, compared with last year primarily due to higher employee compensation, project-related costs, non-credit losses, and the investment in new branches, partially offset by lower litigation costs and capital taxes.
The average FTE staffing levels increased by 1,383, or 4%, compared with last year. The efficiency ratio improved to 47.6%, compared with 50.0% last year.

Wealth Management Wealth Management net income for the year was $641million, an increase of $44 million, or 7%, compared with last year. Global Wealth net income, which excludes TD Ameritrade, was $447 million, an increase of $102 million, or 30%, mainly due to higher fee-based revenue from higher average client assets in the advice-based and asset management businesses, and higher net interest margin expansion due to effective treasury management strategies. The Bank’s reported investment in TD Ameritrade generated $194 million of net income, a decrease of $58 million, or 23%, compared with last year. The decrease was driven by the translation effect of a stronger Canadian dollar and lower earnings in TD Ameritrade. For its fiscal year ended September 30, 2010, TD Ameritrade reported net income in Canadian dollars was $592 million, a decrease of $52 million, or 8%, compared with last year. Wealth Management’s return on invested capital was 14.5%, compared with 12.8% last year.
Revenue for the year was $2,457 million, an increase of $252 million, or 11%, compared with last year. The increase was primarily due to higher average assets under management and higher average fees due to change in mix as a result of client preferences. Online brokerage revenue increased slightly due to higher net interest income partially offset by lower transaction revenue. Advice-based revenue increased primarily due to higher average client assets.
Non-interest expenses for the year were $1,813 million, an increase of $112 million, or 7%, compared with last year. The increase in expenses was mainly due to higher variable compensation associated with the increased fee-based revenue, increased trailer fees related to higher revenue from increased assets under management, the inclusion of U.K. acquisitions, higher volume-related expenses, and our continued investment in growing the sales force in advice-based businesses. These expenses were partially offset by reduced expenses in the U.S. wealth management businesses.
The average FTE staffing levels for the year increased by 179, or 3%, compared with last year. The increase was mainly due to the U.K. acquisitions, the addition of new client-facing advisors, support staff, and increased processing staff to support higher business volumes. The efficiency ratio for the year improved to 73.8% compared to 77.1% in the prior year.
Assets under administration of $225 billion as at October 31, 2010 increased by $34 billion, or 18%, compared with October 31, 2009, primarily due to net new client assets and market increases in the second half of the year. Assets under management of $183 billion as at October 31, 2010 increased by $12 billion compared with October 31, 2009.

U.S. Personal and Commercial Banking net income, in Canadian dollar terms for the year was $973 million, an increase of $340 million, or 54%, on a reported basis, and $1,042 million, an increase of $133 million, or 15%, on an adjusted basis, compared with last year. While reported and adjusted net income increased compared with last year, the strengthening of the Canadian dollar against the U.S. dollar decreased the reported and adjusted net income for the year by $120 million and $129 million, respectively. In U.S. dollar terms, reported net income was $941 million, an increase of $400 million, or 74%. On an adjusted basis, net income was US$1,008 million, an increase of US$227 million, or 29%. The increase in adjusted net income was due to higher fee-based revenue, increased loan and deposit volume, and lower PCL on debt securities, partially offset by the impact of Regulation E on overdraft revenue and higher expenses. Adjusted net income for the current and prior year excluded integration and restructuring charges relating to acquisitions. The return on invested capital was 5.8%, compared with 4.5% in 2009. On April 16, 2010, the Bank acquired certain assets and assumed liabilities of three Florida banks in FDIC-assisted transactions. On September 30th, the Bank closed on the acquisition of South Financial. As at October 31, 2010, South Financial had total assets of US$9.7 billion and total deposits of US$8.6 billion.
In U.S. dollar terms, revenue for the year was US$4,591 million, an increase of US$538 million, or 13%, compared with last year, driven by higher fee-based revenue, increased loan and deposit volume, and the impact of acquisitions. Higher fees due to the Commerce integration were partially offset by reductions later in the year due to Regulation E. The margin on average earning assets for the year decreased by 3 bps to 3.49% compared with last year due to the low rate environment.

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	36

Total PCL for the year was US$621 million, a decrease of US$189 million, or 23%, compared with last year. PCL for loans was US$592 million which was essentially flat compared with last year, as higher charge-offs were offset by reduced reserve requirements. PCL for loans as a percentage of credit volume was 1.06%, a decrease of 11 bps compared to last year. Net impaired loans includes assets originated by U.S. Personal and Commercial Banking, as well as assets acquired under an FDIC loss sharing agreement (“covered assets”) that substantially reduce the risk of credit losses to the Bank. Net impaired loans, excluding debt securities classified as loans that are impaired and covered assets, were US$1,097 million, an increase of US$284 million, or 35%, compared to October 31, 2009. The increase was largely due to new formations resulting from weakness in the commercial real estate market in the U.S. Net impaired loans, excluding debt securities classified as loans and covered assets, as a percentage of total loans, were 1.7%, compared with 1.5% as at October 31, 2009. Net impaired debt securities classified as loans were US$1,009 million at October 31, 2010. Covered impaired loans were US$32 million at October 31, 2010.
Reported non-interest expenses for the year were US$2,805 million, an increase of US$42 million, or 2%, compared with last year. On an adjusted basis, excluding the items of note for integration and restructuring charges, non-interest expenses were US$2,702 million, an increase of US$312 million, or 13%, due to investments in new stores, investments in infrastructure, and economic and regulatory factors.
The average FTE staffing levels for the year increased by 358, or 2%, compared with last year due to new stores and acquisitions, partially offset by synergies and store consolidation. The reported efficiency ratio for the year improved to 61.1%, compared with 68.0% last year. The adjusted efficiency ratio for the year improved 10 bps to 58.9% compared to last year.

Wholesale Banking net income for the year was $866 million, a decrease of $271 million, or 24%, on a reported basis, and $987 million, a decrease of $150 million, or 13%, on an adjusted basis, compared with last year. Net income was impacted by a less favourable market environment. Markets normalized and concerns emanating from the European sovereign debt crisis resulted in lower client volumes, tighter bid-offer spreads, and reduced trading opportunities. The return on invested capital for the year was 30.7%, compared with 30.0% last year. This improvement was driven by lower capital stemming from reduced credit exposures, and decreased market risk as a result of lower VaR.
Wholesale Banking revenue was derived primarily from capital markets and corporate lending activities. Revenue for the year was $2,874 million, a decrease of $347 million, or 11%, compared with record revenue last year. Capital markets revenue declined primarily due to lower revenue in fixed income and currency trading, as well as the recovery from the cancellation of a loan commitment in the prior year. Trading revenue moderated from the prior year’s record level as weakening market conditions and increased competition resulted in lower client volumes, and tighter bid-offer spreads. Exceptionally strong results were achieved in the prior year as the dramatic recovery in global financial markets was characterized by narrower credit spreads, improved asset values, market liquidity and an enhanced competitive position which resulted in strong broad-based performance with particularly strong results in fixed income, currency and credit trading. Advisory revenue increased this year from improved market share, while underwriting revenue decreased primarily due to lower equity issuance levels as compared to the prior year. Corporate lending revenue increased due to higher fees and improved margins as the portfolio re-priced. Progress in exiting the investment portfolio resulted in some gains in the current year as compared to significant losses last year.
 PCL comprises specific provision for credit losses and accrual costs for credit protection. The change in market value of the credit protection, in excess of the accrual cost, is reported in the Corporate segment. PCL for the year was $25 million, a decrease of $139 million, or 85%, compared with last year. The decrease was due to the low level of new formations during the year, as well as recoveries in the corporate lending portfolio. The accrual cost of credit protection was $33 million, a decrease of $8 million, or 20%, compared with last year.
Non-interest expenses for the year were $1,395 million, a decrease of $22 million, or 2%, compared with last year. The decrease relates to lower variable compensation related to lower revenue, partially offset by ongoing investments in risk and control infrastructure.

Corporate segment reported net loss for the year was $931 million, compared with a reported net loss of $1,719 million last year. The adjusted net loss for the year was $537 million, compared with an adjusted net loss of $399 million last year. The year-over-year change in the adjusted net loss was primarily attributable to an increase in net corporate expenses, higher net securitization losses, and the impact of favourable tax-related and other items in the prior year, partially offset by lower losses associated with hedging and treasury activities.

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	37

GROUP FINANCIAL CONDITION
Balance Sheet Review

AT A GLANCE OVERVIEW
•	Total assets were $686 billion as at October 31, 2011, an increase of $67 billion, or 11%, compared with October 31, 2010.

TABLE 29: SELECTED CONSOLIDATED BALANCE SHEET ITEMS
(millions of Canadian dollars)	2011	2010
Securities	$192,538	$171,612
Securities purchased under reverse repurchase agreements	53,599	50,658
Loans (net of allowance for loan losses)	303,495	269,853
Deposits	481,114	429,971

FACTORS AFFECTING ASSETS AND LIABILITIES

Total assets were $686 billion as at October 31, 2011, an increase of $67 billion, or 11%, compared with October 31, 2010. The net increase was primarily due to a $21 billion increase in securities, a $34 billion increase in loans (net of allowance for loan losses) and a $7 billion increase in other assets. The value of total assets in U.S. Personal and Commercial Banking decreased by $5 billion due to the translation effect of a stronger Canadian dollar.

Securities increased by $21 billion largely due to an increase in available-for-sale securities primarily in U.S. Personal and Commercial Banking and trading securities in Wholesale Banking. The value of securities in U.S. Personal and Commercial Banking decreased by $2 billion due to the translation effect of a stronger Canadian dollar.

Loans (net of allowance for loan losses) increased $34 billion primarily driven by volume growth in Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking. The increase in Canadian Personal and Commercial Banking loans was largely due to increases in residential mortgages and business and government loans. U.S. Personal and Commercial Banking loans increased primarily due to personal and consumer instalment loans, residential mortgages and business and government loans. The Chrysler Financial acquisition added $8 billion to total loans. The value of loans (net of allowance for loan losses) in U.S. Personal and Commercial Banking decreased by $2 billion due to the translation effect of a stronger Canadian dollar.

Other assets increased by $7 billion primarily due to an increase in the market value of derivatives in Wholesale Banking.

Total liabilities were $640 billion as at October 31, 2011, an increase of $62 billion, or 11%, compared with October 31, 2010. The net increase was primarily due to a $51 billion increase in deposits and a $13 billion increase in other liabilities. The value of total liabilities in U.S. Personal and Commercial Banking decreased by $5 billion due to the translation effect of a stronger Canadian dollar.

Deposits increased $51 billion primarily due to an increase in business and government deposits in Canadian Personal and Commercial Banking and Wholesale Banking and an increase in personal deposits in U.S. Personal and Commercial Banking due to higher TD Ameritrade insured deposit account balances. The value of deposits in U.S. Personal and Commercial Banking decreased by $4 billion due to the translation effect of a stronger Canadian dollar.

Other liabilities increased $13 billion primarily due to an increase in derivative liabilities in Wholesale Banking.

Shareholders’ equity was $47 billion as at October 31, 2011, an increase of $5 billion, or 11% from October 31, 2010. The net increase was comprised primarily of a $3 billion increase in retained earnings and a $2 billion increase in common share capital, reflecting new common share issuance in connection with the MBNA Canada acquisition, the dividend re-investment plan and the exercise of stock options.

U.S. GAAP
See the Reconciliation of Canadian and U.S. Generally Accepted Accounting Principles contained in the Bank’s annual report on Form 40-F for fiscal 2011 filed with the SEC and available on the Bank’s website at http://www.td.com/investor/index.jsp and at the SEC’s website (http://www.sec.gov).
Total assets under U.S. GAAP were $641 billion as at October 31, 2011, $45 billion lower than under Canadian GAAP. The difference was primarily due to the netting of derivative balances which is permitted under U.S. GAAP where there is a legal right to offset. Under Canadian GAAP the netting of derivative balances is only permitted where there is a legal right to offset and there is an intention to settle the contracts simultaneously. Other differences include accounting for non-cash collateral which requires certain non-cash collateral received in securities lending transactions to be recognized as an asset, and a corresponding liability recorded for the obligation to return the collateral. Under Canadian GAAP, non-cash collateral received as part of a security lending transaction is not recognized in the Consolidated Balance Sheet. Total liabilities under U.S. GAAP were $594 billion as at October 31, 2011, $44 billion lower than under Canadian GAAP. The difference was due primarily to the netting of derivative balances under U.S. GAAP as described above and accounting for non-cash collateral received in securities lending transactions also as described above.

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	38

GROUP FINANCIAL CONDITION
Credit Portfolio Quality

AT A GLANCE OVERVIEW
•	Loans and acceptances portfolio net of allowance for credit losses was $311 billion, an increase of $34 billion from the prior year.
•	Impaired loans net of specific allowance were $1,767 million, an increase of $51 million.
•	Provision for credit losses was $1,465 million, compared with $1,625 million in the prior year.
•	Total allowance for credit losses increased by $9 million to $2,596 million in 2011.

LOAN PORTFOLIO
Overall in 2011, the Bank’s credit quality remained stable despite uncertain economic conditions, due to established business and risk management strategies and a continuing low interest rate environment. During 2011, the loans and acceptances portfolio continued to be diversified between personal and business and government. The Bank increased its credit portfolio by $34 billion, or 12%, from the prior year, largely due to volume growth in the Canadian and U.S. Personal and Commercial Banking segments and the U.S. acquisitions.
The majority of the credit risk exposure is related to the loan and acceptances portfolio. However, the Bank also engaged in activities that have off-balance sheet credit risk. These include credit instruments and derivative financial instruments, as explained in Note 31 to the Consolidated Financial Statements.

CONCENTRATION OF CREDIT RISK
During 2011, the Bank increased its credit portfolio by $34 billion, or 12%, from the prior year, largely due to volume growth in the Canadian and U.S. Personal and Commercial Banking segments and the U.S. acquisitions.
The Bank’s loan portfolio continued to be dominated by the Canadian and U.S. residential and personal portfolios which are comprised of credit card, consumer instalment and other personal, representing 65% of net loans including acceptances, compared with 64% in 2010 and 63% in 2009. During the year, these portfolios increased by $25 billion, or 14%, and totalled $204 billion at year end. Residential mortgages represented 28% of the portfolio in 2011, 25% in 2010, and 25% in 2009. Credit card, consumer instalment and other personal loans were 38% of total loans net of specific allowance in 2011, compared with 39% in 2010 and 39% in 2009.
The Bank’s business and government credit exposure was 31% of total loans net of specific allowance, in line with 31% in 2010. The largest business and government sector concentrations in Canada were the real estate and financial sectors, which comprised 5% and 3% of total loans and acceptances net of specific allowance, respectively. Real estate was the leading U.S. sector of concentration and represented 4% of net loans, compared with 5% in 2010.
Geographically, the credit portfolio remained concentrated in Canada. In 2011, the percentage of loans held in Canada was 71%, compared with 72% in 2010. The largest Canadian exposure was in Ontario, which represented 56% of total loans net of specific allowance for 2011, up from 55% in 2010.
The balance of the credit portfolio was predominantly in the U.S., which represented 24% of the portfolio, up from 22% in 2010 primarily due to the U.S. acquisitions. Exposure to other geographic regions was limited. The largest U.S. exposures by state were in New Jersey and New York, each of which represented 4% of total loans net of specific allowance, in line with 2010.

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	39

TABLE 30: LOANS AND ACCEPTANCES, NET OF ALLOWANCE BY INDUSTRY SECTOR
(millions of Canadian dollars, except as noted)							Percentage of total
			2011	2010	2009	2	2011	2010	2009	2
	Gross	Specific	Net	Net	Net
	loans	Allowance	loans	loans	loans
Canada
Residential mortgages1,2	$73,601	$15	$73,586	$61,505	$58,239		23.5%	22.0%	22.0%
Credit card, consumer instalment and other personal	97,512	137	97,375	94,656	88,478		31.1	33.9	33.4
Total personal	171,113	152	170,961	156,161	146,717		54.6	55.9	55.4
Real estate
Residential	10,738	8	10,730	9,531	9,069		3.4	3.4	3.4
Non-residential	5,899	1	5,898	4,465	3,788		1.9	1.6	1.4
Total real estate	16,637	9	16,628	13,996	12,857		5.3	5.0	4.8
Agriculture	2,751	2	2,749	2,598	2,383		0.9	0.9	0.9
Automotive	1,249	-	1,249	1,105	992		0.4	0.4	0.4
Financial	8,235	3	8,232	5,249	6,206		2.6	1.9	2.3
Food, beverage, and tobacco	1,043	-	1,043	1,045	1,230		0.3	0.4	0.5
Forestry	388	-	388	376	445		0.1	0.1	0.2
Government, public sector entities and education	4,143	2	4,141	3,595	2,068		1.3	1.3	0.8
Health and social services	2,962	2	2,960	2,696	2,173		1.0	1.0	0.8
Industrial construction and trade contractors	1,341	9	1,332	1,155	1,019		0.4	0.4	0.4
Metals and mining	634	-	634	563	788		0.2	0.2	0.3
Pipelines, oil, and gas	1,850	1	1,849	1,888	2,465		0.6	0.7	0.9
Power and utilities	1,082	-	1,082	951	960		0.3	0.3	0.4
Professional and other services	1,830	6	1,824	1,685	1,551		0.6	0.6	0.6
Retail sector	2,035	11	2,024	2,028	1,996		0.7	0.7	0.8
Sundry manufacturing and wholesale	1,505	6	1,499	1,442	1,166		0.5	0.5	0.4
Telecommunications, cable, and media	909	1	908	1,018	1,201		0.3	0.4	0.5
Transportation	541	4	537	487	516		0.2	0.2	0.2
Other	2,524	13	2,511	2,024	1,998		0.8	0.7	0.7
Total business and government2	51,659	69	51,590	43,901	42,014		16.5	15.7	15.9
Total Canada	222,772	221	222,551	200,062	188,731		71.1	71.6	71.3
United States
Residential mortgages	12,489	17	12,472	9,131	7,390		4.0	3.3	2.8
Credit card, consumer instalment and other personal	20,744	40	20,704	14,068	13,796		6.6	5.0	5.2
Total personal	33,233	57	33,176	23,199	21,186		10.6	8.3	8.0
Real estate
Residential	3,101	37	3,064	3,582	4,253		1.0	1.3	1.6
Non-residential	9,443	39	9,404	9,397	9,359		3.0	3.4	3.5
Total real estate	12,544	76	12,468	12,979	13,612		4.0	4.7	5.1
Agriculture	229	-	229	211	391		0.1	0.1	0.1
Automotive	1,276	3	1,273	1,196	1,178		0.4	0.4	0.4
Financial	2,729	4	2,725	1,657	2,522		0.9	0.6	1.0
Food, beverage, and tobacco	1,228	1	1,227	1,167	1,211		0.4	0.4	0.5
Forestry	317	1	316	366	453		0.1	0.1	0.2
Government, public sector entities and education	2,390	1	2,389	1,951	1,855		0.8	0.7	0.7
Health and social services	4,280	2	4,278	3,810	3,474		1.4	1.4	1.3
Industrial construction and trade contractors	1,105	8	1,097	1,090	1,178		0.4	0.4	0.4
Metals and mining	903	10	893	694	648		0.3	0.2	0.2
Pipelines, oil, and gas	801	-	801	677	775		0.3	0.2	0.3
Power and utilities	969	1	968	894	774		0.3	0.3	0.3
Professional and other services	2,875	7	2,868	2,801	2,800		0.9	1.0	1.1
Retail sector	2,327	16	2,311	2,435	2,631		0.7	0.9	1.0
Sundry manufacturing and wholesale	2,641	10	2,631	2,110	2,110		0.8	0.8	0.8
Telecommunications, cable and media	1,095	1	1,094	1,151	1,364		0.3	0.4	0.5
Transportation	2,845	7	2,838	1,964	1,261		0.9	0.7	0.5
Other	1,461	3	1,458	1,064	952		0.4	0.4	0.3
Total business and government2	42,015	151	41,864	38,217	39,189		13.4	13.7	14.7
Total United States	75,248	208	75,040	61,416	60,375		24.0	22.0	22.7
International
Personal	12	-	12	11	8		-	-	-
Business and government	3,520	-	3,520	3,262	4,669		1.1	1.2	1.8
Total international	3,532	-	3,532	3,273	4,677		1.1	1.2	1.8
Total excluding other loans	301,552	429	301,123	264,751	253,783		96.2	94.8	95.8
Other loans
Debt securities classified as loans3	6,511	179	6,332	7,451	11,101		2.0	2.7	4.2
Acquired credit-impaired loans4	5,560	60	5,500	7,040	-		1.8	2.5	-
Total other loans	12,071	239	11,832	14,491	11,101		3.8	5.2	4.2
Total	$313,623	$668	$312,955	$279,242	$264,884		100.0%	100.0%	100.0%
General allowance
Personal, business and government			1,496	1,469	1,533
Debt securities classified as loans3			149	163	277
Total general allowance			1,645	1,632	1,810
Total net of allowance			$311,310	$277,610	$263,074
Percentage change over previous year - loans and acceptances, net of specific allowance			12.07%	5.42%	14.25%
Percentage change over previous year - loans and acceptances, net of allowance			12.14%	5.53%	14.05%
1
Includes trading loans that the Bank intends to sell immediately or in the near term with a fair value of $253 million (2010 - $188 million) and amortized cost of $253 million (2010 - $188 million), and loans designated as trading under the fair value option of $14 million (2010 - $85 million) and amortized cost of $5 million (2010 - $86 million). No allowance is recorded for trading loans or loans designated as trading under the fair value option.

2
Effective 2009, multiple-unit residential (MUR) mortgages, and any related credit losses, have been reclassified from personal - residential mortgages to business and government. In addition, certain automotive and industrial construction and trade contractor loans were reclassified to the financial sector.

3	As a result of the 2009 Amendments to CICA Handbook Section 3855, certain available-for-sale and held-to-maturity securities were reclassified to loans.
4	Includes all FDIC covered loans and other acquired credit-impaired loans.

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	40

TABLE 31: LOANS AND ACCEPTANCES, NET OF SPECIFIC ALLOWANCE BY GEOGRAPHY1
(millions of Canadian dollars, except as noted)						Percentage of total
			2011	2010	2009	2011	2010	2009
	Gross	Specific	Net	Net	Net
	loans	allowance	loans	loans	loans
Canada
Atlantic provinces	$3,031	$5	$3,026	$2,820	$2,719	1.0%	1.0%	1.0%
British Columbia and territories2	16,343	17	16,326	16,290	15,973	5.2	5.8	6.0
Ontario2	174,359	165	174,194	152,849	142,521	55.6	54.7	53.8
Prairies2	21,187	19	21,168	20,973	20,729	6.8	7.5	7.9
Québec	7,852	15	7,837	7,130	6,789	2.5	2.6	2.6
Total Canada	222,772	221	222,551	200,062	188,731	71.1	71.6	71.3
United States
Carolinas (North and South)	1,692	6	1,686	664	-	0.5	0.2	-
Florida	2,642	7	2,635	1,585	1,315	0.8	0.6	0.5
New England3	23,272	71	23,201	24,328	23,115	7.4	8.7	8.7
New Jersey	12,081	47	12,034	12,387	13,104	3.9	4.4	5.0
New York	12,205	19	12,186	11,155	13,140	3.9	4.0	-
Pennsylvania	5,801	25	5,776	5,580	5,350	1.9	2.0	2.0
Other	17,555	33	17,522	5,717	4,351	5.6	2.1	1.6
Total United States4	75,248	208	75,040	61,416	60,375	24.0	22.0	22.7
International
Europe	1,582	-	1,582	2,382	1,598	0.5	0.9	0.6
Other	1,950	-	1,950	891	3,079	0.6	0.3	1.2
Total international	3,532	-	3,532	3,273	4,677	1.1	1.2	1.8
Total excluding other loans	301,552	429	301,123	264,751	253,783	96.2	94.8	95.8
Other loans	12,071	239	11,832	14,491	11,101	3.8	5.2	4.2
Total	313,623	668	312,955	279,242	264,884	100.0%	100.0%	100.0%
General allowance			1,645	1,632	1,810
Total, net of allowance			$311,310	$277,610	$263,074
Percentage change over previous year - loans and acceptances,
net of specific allowance			2011	2010
Canada			11.2%	6.0%
United States			22.2	1.7
International			7.9	(30.0)
Other loans			(18.3)	30.5
1	Based on geographic location of unit responsible for recording revenue.
2	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.
3	The states included in New England are as follows: Connecticut, Maine, Massachusetts, New Hampshire, and Vermont.
4
Includes trading loans that the Bank intends to sell immediately or in the near term with a fair value of $253 million (2010 - $188 million) and amortized cost of $253 million (2010 - $188 million), and loans designated as trading under the fair value option of $14 million (2010 - $85 million) and amortized cost of $5 million (2010 - $86 million). No allowance is recorded for trading loans or loans designated as trading under the fair value option.

Loans authorized and amounts outstanding to Canadian and U.S. small and mid-sized business customers are provided below.

TABLE 32: LOANS TO SMALL AND MID-SIZED BUSINESS CUSTOMERS
(millions of Canadian dollars)		Loans authorized			Amount outstanding
Loan amount	2011	2010	2009	2011	2010	2009
$0 - $24,999	$7,084	$3,456	$1,246	$475	$516	$568
$25,000 - $49,999	1,292	1,264	1,239	712	723	734
$50,000 - $99,999	1,791	2,260	2,072	1,333	1,382	1,170
$100,000 - $249,999	4,323	5,776	4,493	3,929	4,090	2,737
$250,000 - $499,999	7,377	6,698	4,672	5,122	5,042	2,853
$500,000 - $999,999	8,898	7,848	5,161	5,892	5,785	2,757
$1,000,000 - $4,999,999	26,248	20,557	15,309	16,058	14,404	7,306
Total1	$57,013	$47,859	$34,192	$33,521	$31,942	$18,125
1	Personal loans used for business purposes are not included in these totals.

IMPAIRED LOANS
An impaired loan is any loan when there is objective evidence that there has been a deterioration of credit quality subsequent to the initial recognition of the loan to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest. Acquired credit-impaired loans are not reported as impaired loans as long as expected cash flows continue to equal or exceed the amounts expected at acquisition. Excluding debt securities classified as loans, FDIC covered loans and other acquired credit-impaired loans, gross impaired loans decreased $57 million, or 3% over 2010. Gross impaired loan formations decreased year-over-year by $555 million, primarily driven by a reduction in the U.S. Personal and Commercial Banking segment due to continued improvement in credit quality.

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	41

In Canada, residential and personal loans which include credit card, consumer instalment and other personal, generated impaired loans net of specific allowance of $540 million, an increase of $75 million, or 16%, over 2010. Personal loans represented the most significant portion of this increase. Business and government loans generated $88 million in net impaired loans, a decrease of $27 million, or 23%, over 2010. Business and government impaired loans were distributed across industry sectors. Net impaired loan increases in 2011 were due to higher residential and personal loan volumes, partially offset by continued improvement in the business and government portfolio credit quality.
In the U.S., residential and personal loans generated net impaired loans of $243 million, an increase of $51 million, or 27%, over 2010 and evenly distributed across these two segments. Business and government loans generated $896 million in net impaired loans, a decrease of $47 million, or 5%, over 2010. Business and government impaired loans were highly concentrated in the real estate sector. Net impaired loan decreases across industry sectors in 2011 were due to improved credit quality. Net impaired loans  increased $4 million in 2011 driven by growth in residential and personal loans volumes offset by continued improvement in the loans and government portfolio credit quality.
Geographically, 36% of total impaired loans net of specific allowance were generated in Canada and 64% in the U.S. Net impaired loans in Canada were concentrated in Ontario, which represented 17% of total net impaired loans, down from 20% in 2010. U.S. net impaired loans were concentrated in New Jersey and New York, representing 14% and 8% of net impaired loans, compared with 13% and 9% respectively, in 2010.

TABLE 33: CHANGES IN GROSS IMPAIRED LOANS AND ACCEPTANCES1,2
(millions of Canadian dollars)	2011	2010
Personal, business & government loans
Balance at beginning of period	$2,253	$2,070
Additions	3,112	3,667
Return to performing status, repaid or sold	(1,532)	(1,635)
Write-offs	(1,629)	(1,766)
Foreign exchange and other adjustments	(8)	(83)
Balance at end of period 1,2	$2,196	$2,253
1
Excludes FDIC covered loans and other acquired credit-impaired loans. For additional information refer to the “Exposure to Acquired Credit-Impaired Loans” discussion and table in this section of the document and Note 4 to the 2011 Consolidated Financial Statements.

2
Excludes debt securities classified as loans. For additional information refer to the “Exposure to Non-agency Collaterized Mortgage Obligations” section of this document and Note 4 to the 2011 Consolidated Financial Statements.

TABLE 34: IMPAIRED LOANS NET OF SPECIFIC ALLOWANCE BY INDUSTRY SECTOR1,2
(millions of Canadian dollars, except as noted)						Percentage of total
	2011			2010	2009	2011	2010	2009
	Gross		Net	Net	Net
	impaired	Specific	impaired	impaired	impaired
	loans	allowance	loans	loans	loans
Canada
Residential mortgages3,4	$331	$15	$316	$290	$239	17.8%	16.9%	15.3%
Credit card, consumer instalment and other personal	361	137	224	175	143	12.7	10.2	9.2
Total personal	692	152	540	465	382	30.5	27.1	24.5
Real estate
Residential	21	8	13	21	31	0.7	1.2	2.0
Non-residential	7	1	6	1	2	0.3	0.1	0.1
Total real estate	28	9	19	22	33	1.0	1.3	2.1
Agriculture	7	2	5	4	7	0.3	0.2	0.4
Automotive	1	-	1	4	9	0.1	0.2	0.6
Financial	4	3	1	2	3	0.1	0.1	0.2
Food, beverage, and tobacco	1	-	1	2	1	0.1	0.1	0.1
Forestry	-	-	-	-	18	-	-	1.2
Government, public sector entities and education5	5	2	3	-	4	0.1	-	0.3
Health and social services5	3	2	1	3	3	0.1	0.2	0.2
Industrial construction and trade contractors	16	9	7	6	8	0.4	0.3	0.5
Metals and mining	3	-	3	10	18	0.1	0.6	1.2
Pipelines, oil, and gas	3	1	2	11	24	0.1	0.7	1.5
Professional and other services5	9	6	3	6	27	0.1	0.3	1.7
Retail sector	32	11	21	13	20	1.2	0.9	1.3
Sundry manufacturing and wholesale	20	6	14	17	36	0.8	1.0	2.3
Telecommunications, cable and media5	2	1	1	9	33	0.1	0.5	2.1
Transportation	5	4	1	2	1	0.1	0.1	0.1
Other5	18	13	5	4	8	0.3	0.2	0.5
Total business and government4	157	69	88	115	253	5.0	6.7	16.3
Total Canada	849	221	628	580	635	35.5	33.8	40.8
United States
Residential mortgages	178	17	161	138	121	9.1	8.0	7.8
Credit card, consumer instalment and other personal	122	40	82	54	50	4.7	3.2	3.2
Total personal	300	57	243	192	171	13.8	11.2	11.0
Real estate
Residential	287	37	250	297	312	14.1	17.3	20.0
Non-residential	321	39	282	237	98	16.0	13.8	6.3
Total real estate	608	76	532	534	410	30.1	31.1	26.3
Agriculture	4	-	4	3	2	0.2	0.2	0.1
Automotive	23	3	20	32	33	1.1	1.9	2.1
Financial	20	4	16	29	18	0.9	1.7	1.2
Food, beverage, and tobacco	7	1	6	6	2	0.3	0.3	0.1
Forestry	2	1	1	2	21	0.1	0.1	1.4
Government, public sector entities and education5	8	1	7	6	9	0.4	0.3	0.6
Health and social services5	52	2	50	26	11	2.9	1.5	0.7
Industrial construction and trade contractors	42	8	34	37	21	1.9	2.2	1.4
Metals and mining	20	10	10	19	20	0.6	1.1	1.3
Pipelines, oil, and gas	-	-	-	2	35	-	0.1	2.2
Power and utilities	7	1	6	6	7	0.3	0.3	0.4
Professional and other services5	46	7	39	35	43	2.2	2.1	2.8
Retail sector	106	16	90	100	66	5.1	5.8	4.2
Sundry manufacturing and wholesale5	32	10	22	38	9	1.3	2.2	0.6
Telecommunications, cable and media5	7	1	6	24	15	0.3	1.4	1.0
Transportation	53	7	46	35	16	2.6	2.1	1.0
Other5	10	3	7	9	13	0.4	0.5	0.8
Total business and government4	1,047	151	896	943	751	50.7	54.9	48.2
Total United States	1,347	208	1,139	1,135	922	64.5	66.1	59.2
International
Business and government	-	-	-	1	-	-	0.1	-
Total international	-	-	-	1	-	-	0.1	-
Total1,2	$2,196	$429	$1,767	$1,716	$1,557	100.0%	100.0%	100.0%
Net impaired loans as a % of common equity			4.07%	4.41%	4.41%
1
Excludes FDIC covered loans and other acquired credit-impaired loans. For additional information refer to the “Exposure to Acquired Credit-Impaired Loans” discussion and table in this section of the document and Note 4 to the 2011 Consolidated Financial Statements.

2
Excludes debt securities classified as loans. For additional information refer to the “Exposure to Non-agency Collaterized Mortgage Obligations” section of this document and Note 4 to the 2011 Consolidated Financial Statements.

3
Includes trading loans that the Bank intends to sell immediately or in the near term with a fair value of $253 million (2010 - $188 million) and amortized cost of $253 million (2010 - $188 million), and loans designated as trading under the fair value option of $14 million (2010 - $85 million) and amortized cost of $5 million (2010 - $86 million). No allowance is recorded for trading loans or loans designated as trading under the fair value option.

4
Effective 2009, MUR mortgages, and any related credit losses, have been reclassified from personal - residential mortgages to business & government retroactively to 2008. This is to achieve consistent reporting across all operating business segments.

5	Certain industry categories have been consolidated and certain amounts have been reclassified in line with accepted norms and thresholds for industry disclosure.

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	42

TABLE 35: IMPAIRED LOANS NET OF SPECIFIC ALLOWANCE FOR LOAN LOSSES BY GEOGRAPHY1,2
(millions of Canadian dollars, except as noted)						Percentage of total
			2011	2010	2009	2011	2010	2009
	Gross		Net	Net	Net
	impaired	Specific	impaired	impaired	impaired
	loans	allowance	loans	loans	loans
Canada
Atlantic provinces	$21	$5	$16	$15	$11	0.9	0.9%	0.7%
British Columbia3	122	17	105	74	50	5.9	4.3	3.2
Ontario3	472	165	307	340	429	17.4	19.8	27.5
Prairies3	148	19	129	100	98	7.3	5.8	6.3
Québec	86	15	71	51	47	4.0	3.0	3.0
Total Canada4	849	221	628	580	635	35.5	33.8	40.7
United States
Carolinas (North and South)	14	6	8	-	-	0.5	-	-
Florida	52	7	45	47	78	2.5	2.7	5.0
New England5	457	71	386	457	255	21.9	26.7	16.5
New Jersey	297	47	250	215	192	14.1	12.5	12.3
New York	153	19	134	161	240	7.6	9.4	15.4
Pennsylvania	192	25	167	114	84	9.5	6.6	5.4
Other	182	33	149	141	73	8.4	8.2	4.7
Total United States4	1,347	208	1,139	1,135	922	64.5	66.1	59.3
International
Other	-	-	-	1	-	-	0.1	-
Total international	-	-	-	1	-	-	0.1	-
Total1,2	$2,196	$429	$1,767	$1,716	$1,557	100.0	100.0%	100.0%
Net impaired loans as a % of net loans6			0.59%	0.65%	0.62%
1
Excludes FDIC covered loans and other acquired credit-impaired loans. For additional information refer to the “Exposure to Acquired Credit-Impaired Loans” discussion and table in this section of the document and Note 4 to the 2011 Consolidated Financial Statements.

2
Excludes debt securities classified as loans. For additional information refer to the “Exposure to Non-agency Collaterized Mortgage Obligations” section of this document and Note 4 to the 2011 Consolidated Financial Statements.

3	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.
4
Includes trading loans that the Bank intends to sell immediately or in the near term with a fair value of $253 million (2010 - $188 million) and amortized cost of $253 million (2010 - $188 million), and loans designated as trading under the fair value option of $14 million (2010 - $85 million) and amortized cost of $5 million (2010 - $86 million). No allowance is recorded for trading loans or loans designated as trading under the fair value option.

5	The states included in New England are as follows: Connecticut, Maine, Massachusetts, New Hampshire, and Vermont.
6	Includes customers’ liability under acceptances.

ALLOWANCE FOR CREDIT LOSSES
Total allowance for credit losses consists of specific and general allowances carried on the Consolidated Balance Sheet. The allowance is increased by the provision for credit losses, and decreased by write-offs net of recoveries. The Bank maintains the allowance at levels that management believes is adequate to absorb all credit-related losses in the lending portfolio. Individual problem accounts, general economic conditions, loss experience, as well as the sector and geographic mix of the lending portfolio are all considered by management in assessing the appropriate allowance levels.

Specific Allowance
The Bank establishes specific allowances for impaired loans when the estimated realizable value of the loan is less than its recorded value, based on discounting expected future cash flows. Specific allowances for loan losses are established to reduce the book value of loans to their estimated realizable amounts.
During 2011, specific allowances decreased by $7 million, or 1%, resulting in a total specific allowance of $670 million. Excluding debt securities classified as loans, FDIC covered loans and other acquired credit-impaired loans, specific allowance decreased by $108 million, or 20% from the prior year. Allowances for credit losses are more fully described in Note 4 to the Consolidated Financial Statements.

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	43

General Allowance
A general allowance is established to recognize losses that management estimates to have occurred in the portfolio at the balance sheet date for loans not yet specifically identified as impaired. The level of general allowance reflects exposures across all portfolios and categories. The general allowance is reviewed on a quarterly basis using credit risk models and management's judgment. The allowance level is calculated using the probability of default (PD), the loss given default (LGD) and the exposure at default (EAD). The PD is the likelihood that a borrower will not be able to meet its scheduled repayments. The LGD is the amount of the loss the Bank would likely incur when a borrower defaults on a loan, which is expressed as a percentage of exposure at default. EAD is the total amount the Bank expects to be exposed to at the time of default.
For the non-retail portfolio, allowances are estimated using borrower specific information at the borrower level. The LGD is based on the security of the facility; EAD is a function of the current usage, the borrower’s risk rating, and the committed amount of the facility. For the retail portfolio, the general allowance is calculated on a portfolio level and is based on statistical estimates of loss using historical loss and recovery data models and forecast balances. Models are validated against historical experience and are updated at least annually. The general allowance methodology is approved annually by the Risk Committee of the Board of Directors.
At October 31, 2011 the general allowance for loan losses was $1,926 million, up from $1,910 million at October 31, 2010. Excluding debt securities classified as loans general allowance increased by $30 million, or 2% from the prior year.

PROVISION FOR CREDIT LOSSES
The provision for credit losses is the amount charged to income to bring the total allowance for credit losses, including both specific and general allowances, to a level that management considers adequate to absorb all credit-related losses in the Bank's loan portfolio. Provisions in the year are reduced by any recoveries.
The Bank recorded total provision for credit losses of $1,465 million in 2011, compared with a total provision of $1,625 million in 2010. This amount comprised $1,430 million of specific provisions and $35 million in general provisions. Total provision for credit losses as a percentage of net average loans and acceptances decreased to 0.51% from 0.62% in 2010. In Canada, residential and personal loans required specific provisions of $765 million, a decrease of $96 million, or 11%, over 2010. Business and government loans required specific provisions of $53 million, a decrease of $64 million, or 55%, over 2010. Business and government specific provisions were distributed across all industry sectors. In the U.S., residential and personal loans required specific provisions of $214 million, a decrease of $29 million, or 12%, over 2010. Other personal loans represented the most significant portion of this decrease. Business and government loans required specific provisions of $232 million, a decrease of $147 million, or 39%, over 2010. Similar to impaired loans, business and government specific provisions were highly concentrated in the real estate sector. Decreased provisions for credit losses in 2011 were due to continued improvement in portfolio credit quality. Geographically, 57% of specific provisions were attributed to Canada and 31% to the U.S. The balance resulted from 6% of debt securities classified as loans and 6% of acquired credit-impaired loans. Canadian specific provisions were concentrated in Ontario, which represented 44% of total specific provisions, increased from 41% in 2010. U.S. specific provisions were concentrated in New Jersey and New York, representing 7% and 4% of total specific provisions, compared to 8% and 4% respectively in 2010.
Table 36 provides a summary of provisions charged to the Consolidated Statement of Income.

TABLE 36: PROVISION FOR CREDIT LOSSES
(millions of Canadian dollars)	2011	2010	2009
Net new specifics (net of reversals)	$1,597	$1,866	$1,723
Recoveries	(167)	(140)	(109)
Total specific provision	1,430	1,726	1,614
Change in general allowance
TD Financing Services Inc.1	-	-	90
U.S. Personal and Commercial Banking	32	(48)	521
Canadian Personal and Commercial Banking and Wholesale Banking	-	(60)	255
Other	3	7	-
Total general provision	35	(101)	866
Total provision for credit losses	$1,465	$1,625	$2,480
1
Effective November 1, 2009, TD Financing Services aligned their loan loss methodology with that used for all other Canadian Personal and Commercial Banking retail loans; any general provisions resulting from the revised methodology are included in Canadian Personal and Commercial Banking and Wholesale Banking. General provisions recorded prior to January 31, 2010 are specific to the legal entity formerly known as VFC Inc.

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	44

TABLE 37: PROVISION FOR CREDIT LOSSES BY INDUSTRY SECTOR
(millions of Canadian dollars, except as noted)				Percentage of total
	2011	2010	2009	2011	2010	2009
Canada
Residential mortgages1,2	$11	$5	$5	0.8%	0.3%	0.3%
Credit card, consumer instalment and other personal	754	856	882	52.7	49.6	54.7
Total personal	765	861	887	53.5	49.9	55.0
Real estate
Residential	(6)	5	11	(0.4)	0.3	0.7
Non-residential	2	2	1	0.1	0.1	0.1
Total real estate	(4)	7	12	(0.3)	0.4	0.8
Agriculture	-	2	(1)	-	0.1	(0.1)
Automotive	2	5	10	0.1	0.3	0.6
Financial	1	2	16	0.1	0.1	0.9
Food, beverage, and tobacco	5	7	5	0.4	0.4	0.3
Forestry	-	(12)	18	-	(0.7)	1.1
Government, public sector entities and education3	2	2	-	0.1	0.1	-
Health and social services3	-	8	1	-	0.5	0.1
Industrial construction and trade contractors	13	12	9	0.9	0.7	0.6
Metals and mining	(1)	2	4	(0.1)	0.1	0.2
Pipelines, oil and gas	(8)	2	8	(0.6)	0.1	0.5
Power and utilities3	-	-	-	-	-	-
Professional and other services3	11	8	12	0.8	0.5	0.7
Retail sector	24	43	31	1.7	2.6	1.9
Sundry manufacturing and wholesale	-	24	13	-	1.4	0.8
Telecommunications, cable and media3	(2)	(5)	19	(0.1)	(0.3)	1.2
Transportation	7	4	9	0.5	0.2	0.6
Other3	3	6	11	0.2	0.3	0.7
Total business and government	53	117	177	3.7	6.8	10.9
Total Canada	818	978	1,064	57.2	56.7	65.9
United States
Residential mortgages	17	20	17	1.2	1.2	1.1
Credit card, consumer instalment and other personal	197	223	198	13.8	12.9	12.3
Total personal	214	243	215	15.0	14.1	13.4
Real estate
Residential	70	103	73	4.9	6.0	4.5
Non-residential	60	57	51	4.2	3.3	3.1
Total real estate	130	160	124	9.1	9.3	7.6
Agriculture	-	3	1	-	0.2	0.1
Automotive	1	6	6	0.1	0.3	0.4
Financial	8	16	28	0.6	0.9	1.7
Food, beverage, and tobacco	1	6	-	0.1	0.3	-
Forestry	-	(16)	19	-	(0.9)	1.2
Government, public sector entities and education3	1	-	-	0.1	-	-
Health and social services	4	13	8	0.3	0.8	0.5
Industrial construction and trade contractors	22	17	12	1.5	1.0	0.7
Metals and mining	9	2	5	0.6	0.1	0.3
Pipelines, oil and gas	(18)	2	5	(1.3)	0.1	0.3
Power and utilities	3	(1)	(2)	0.2	(0.1)	(0.1)
Professional and other services3	25	34	19	1.7	2.0	1.2
Retail sector	20	50	20	1.4	2.9	1.2
Sundry manufacturing and wholesale	7	48	26	0.5	2.8	1.6
Telecommunications, cable and media	4	28	9	0.3	1.6	0.6
Transportation	9	7	-	0.6	0.4	-
Other3	6	4	8	0.4	0.2	0.5
Total business and government1	232	379	288	16.2	21.9	17.8
Total United States	446	622	503	31.2	36.0	31.2
International
Business and government	-	(2)	3	-	(0.1)	0.2
Total international	-	(2)	3	-	(0.1)	0.2
Total excluding other loans	1,264	1,598	1,570	88.4	92.6	97.3
Other loans
Debt securities classified as loans4	85	128	44	5.9	7.4	2.7
Acquired credit-impaired loans5	81	-	-	5.7	-	-
Total other loans	166	128	44	11.6	7.4	2.7
Total specific provision	$1,430	$1,726	$1,614	100.0%	100.0%	100.0%
General provision
Personal, business and government	45	(4)	660
Debt securities classified as loans4	(10)	(97)	206
Total general provision	35	(101)	866
Total provision for credit losses	$1,465	$1,625	$2,480
1
Includes trading loans that the Bank intends to sell immediately or in the near term with a fair value of $253 million (2010 - $188 million) and amortized cost of $253 million (2010 - $188 million), and loans designated as trading under the fair value option of $14 million (2010 - $85 million) and amortized cost of $5 million (2010 - $86 million). No allowance is recorded for trading loans or loans designated as trading under the fair value option.

2
Effective 2009, MUR mortgages, and any related credit losses, have been reclassified from personal - residential mortgages to business & government retroactively to 2008. This is to achieve consistent reporting across all operating business segments.

3	Certain industry categories have been consolidated and certain amounts have been reclassified in line with accepted norms and thresholds for industry disclosure.
4	As a result of the 2009 Amendments to CICA Handbook Section 3855, certain available-for-sale and held-to-maturity securities were reclassified to loans.
5	Includes all FDIC covered loans and other acquired credit-impaired loans.

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	45

TABLE 38: PROVISION FOR CREDIT LOSSES BY GEOGRAPHY
(millions of Canadian dollars, except as noted)				Percentage of total
	2011	2010	2009	2011	2010	2009
Canada
Atlantic provinces	$23	$29	$25	1.6%	1.8%	1.0%
British Columbia1	53	71	68	3.6	4.4	2.7
Ontario1	626	716	824	42.7	44.0	33.2
Prairies1	66	81	78	4.5	5.0	3.2
Québec	50	81	69	3.4	5.0	2.8
Total Canada2	818	978	1,064	55.8	60.2	42.9
United States
Carolinas (North and South)	10	-	-	0.7	-	-
Florida	30	13	41	2.1	0.8	1.7
New England3	141	251	141	9.6	15.4	5.7
New Jersey	106	124	110	7.2	7.6	4.4
New York	62	76	142	4.2	4.7	5.7
Pennsylvania	50	65	44	3.4	4.0	1.8
Others	47	93	25	3.2	5.7	1.0
Total United States2	446	622	503	30.4	38.2	20.3
International
Other	-	(2)	3	-	(0.1)	0.1
Total international	-	(2)	3	-	(0.1)	0.1
Total excluding other loans	1,264	1,598	1,570	86.2	98.3	63.3
Other loans	166	128	44	11.4	7.9	1.8
Total specific provision	1,430	1,726	1,614	97.6	106.2	65.1
General provision	35	(101)	866	2.4	(6.2)	34.9
Total provision for credit losses	$1,465	$1,625	$2,480	100.0%	100.0%	100.0%

Provision for credit losses as a % of average net loans and acceptances4
Canada
Residential mortgages	0.02%	0.01%	0.01%
Credit card, consumer instalment and other personal	0.79	0.94	1.11
Business and government	0.12	0.28	0.40
Total Canada	0.40	0.51	0.61
United States
Residential mortgages	0.16	0.24	0.27
Credit card, consumer instalment and other personal	1.16	1.67	1.37
Business and government	0.60	1.04	0.68
Total United States	0.67	1.07	0.79
International	-	(0.05)	0.05
Total excluding other loans	0.46	0.64	0.65
Other loans	1.33	1.15	0.35
Total specific provision	0.50	0.66	0.63
General provision	0.01	(0.04)	0.27
Total provision for credit losses as a % of average net loans
and acceptances	0.51%	0.62%	0.97%
1	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.
2
Includes trading loans that the Bank intends to sell immediately or in the near term with a fair value of $253 million (2010 - $188 million) and amortized cost of $253 million (2010 - $188 million), and loans designated as trading under the fair value option of $14 million (2010 - $85 million) and amortized cost of $5 million (2010 - $86 million). No allowance is recorded for trading loans or loans designated as trading under the fair value option.

3	The states included in New England are as follows: Connecticut, Maine, Massachusetts, New Hampshire, and Vermont.
4	Includes customers’ liability under acceptances.

Non-Prime Loans
As at October 31, 2011, the Bank had approximately $2.2 billion (2010 - $1.8 billion) gross exposure to non-prime loans, which primarily consists of automotive loans originated in Canada. The credit loss rate, which is an indicator of credit quality and is defined as the average PCL divided by the average month-end loan balance, was approximately 3.61% (2010 - approximately 5.0%) on an annual basis. The portfolio continues to perform as expected. These loans are recorded at amortized cost. See Note 4 to the Consolidated Financial Statements for further information regarding the accounting for loans and related credit losses.

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	46

Sovereign Risk
The following table provides a summary of the Bank’s credit exposure to certain European countries, including Spain, Italy, Ireland, Portugal and Greece. Exposure to Spain and Italy is to the sovereigns themselves and the largest financial institutions in those countries. All of these exposures are considered manageable.

TABLE 39: DIRECT CREDIT EXPOSURE TO EUROPE
(millions of Canadian dollars)
												Oct. 31, 2011
	Loans and Commitments 1				Derivatives, Repos and Securities Lending 2				Trading and Investment Portfolio 3				Total
Country	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Exposure 4
GIIPS
Greece	$–	$–	$–	$–	$–	$–	$3	$3	$–	$–	$1	$1	$4
Italy	–	–	–	–	–	–	14	14	6	217	1	224	238
Ireland	–	–	–	–	9	–	64	73	10	17	4	31	104
Portugal	–	–	–	–	–	–	3	3	3	–	–	3	6
Spain	69	–	84	153	12	–	44	56	18	188	273	479	688
Total GIIPS	$69	$–	$84	$153	$21	$–	$128	$149	$37	$422	$279	$738	$1,040
Rest of Europe
Belgium	$166	$–	$–	$166	$12	$–	$19	$31	$5	$525	$–	$530	$727
France	375	–	8	383	96	148	635	879	60	1,964	394	2,418	3,680
Germany	451	–	95	546	206	1,192	650	2,048	140	3,060	84	3,284	5,878
Netherlands	414	–	257	671	181	–	430	611	27	5,128	1,386	6,541	7,823
Sweden	35	–	10	45	–	–	54	54	2	1,039	813	1,854	1,953
Switzerland	400	–	24	424	–	–	765	765	5	381	245	631	1,820
United Kingdom	1,486	243	141	1,870	589	15	1,904	2,508	68	3,543	2,170	5,781	10,159
Other5	14	–	24	38	65	74	388	527	19	1,246	493	1,758	2,323
Rest of Europe	$3,341	$243	$559	$4,143	$1,149	$1,429	$4,845	$7,423	$326	$16,886	$5,585	$22,797	$34,363
Total Europe	$3,410	$243	$643	$4,296	$1,170	$1,429	$4,973	$7,572	$363	$17,308	$5,864	$23,535	$35,403

GIIPS
												Oct. 31, 2010
Greece	$–	$–	$–	$–	$–	$–	$4	$4	$–	$–	$7	$7	$11
Italy	–	–	3	3	–	–	15	15	6	283	68	357	375
Ireland	–	–	3	3	10	–	196	206	3	40	85	128	337
Portugal	–	–	8	8	–	–	9	9	–	–	–	–	17
Spain	36	–	86	122	–	–	55	55	13	484	413	910	1,087
Total GIIPS	$36	$–	$100	$136	$10	$–	$279	$289	$22	$807	$573	$1,402	$1,827
Rest of Europe
Belgium	$247	$–	$–	$247	$32	$–	$88	$120	$–	$594	$254	$848	$1,215
France	397	–	31	428	105	117	601	823	210	2,044	370	2,624	3,875
Germany	355	–	60	415	193	1,068	643	1,904	32	2,810	3	2,845	5,164
Netherlands	512	–	180	692	133	–	436	569	62	4,995	1,245	6,302	7,563
Sweden	36	–	10	46	–	–	98	98	–	972	605	1,577	1,721
Switzerland	278	–	31	309	–	–	699	699	74	–	211	285	1,293
United Kingdom	1,473	165	161	1,799	664	–	1,732	2,396	110	2,850	3,362	6,322	10,517
Other5	25	14	34	73	114	67	457	638	6	1,294	334	1,634	2,345
Rest of Europe	$3,323	$179	$507	$4,009	$1,241	$1,252	$4,754	$7,247	$494	$15,559	$6,384	$22,437	$33,693
Total Europe	$3,359	$179	$607	$4,145	$1,251	$1,252	$5,033	$7,536	$516	$16,366	$6,957	$23,839	$35,520
1 Includes letters of credit, bankers’ acceptances, funded loans and undrawn commitments.
2 Exposures are calculated on a fair value basis and are net of collateral. Derivatives are presented as net exposures where there is an ISDA master netting agreement.
3 Trading portfolio exposures are net of eligible short positions. Deposits of $2.5 billion are included in the Trading and Investment Portfolio.
4 The reported exposures do not include protection the Bank purchased via credit default swaps.
5 Remaining European exposure is distributed across 12 countries, each of which has a net exposure below $1 billion as at October 31, 2011 and October 31, 2010.

The majority of the balance of the Bank’s European exposure is to counterparties in AAA-rated countries, with the majority of this exposure to the sovereigns themselves and to well rated, systemically important banks in these countries. Derivatives and securities repurchase transactions with these banks are completed on a collateralized basis backed by high quality government securities. The Bank also takes a limited amount of exposure to well rated corporate issuers in Europe where TD also does business with their related entities in North America.

EXPOSURE TO ACQUIRED CREDIT-IMPAIRED LOANS (ACI)
ACI loans are loans with evidence of credit quality deterioration since origination for which it is probable at the purchase date that the Bank will be unable to collect all contractually required principal and interest payments. Evidence of credit quality deterioration as of the acquisition date may include statistics such as past due status and credit scores. ACI loans are recorded at fair value upon acquisition and the applicable accounting guidance prohibits carrying over or recording allowance for loan losses in the initial accounting.
ACI loans were acquired through the South Financial and FDIC-assisted acquisitions, the Chrysler Financial acquisition, and include FDIC covered loans subject to loss sharing agreements with the FDIC. The following table presents the unpaid principal balance, carrying value, specific allowance, and the net carrying value as a percentage of the unpaid principal balance for ACI loans as at October 31, 2011.

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	47

TABLE 40: ACQUIRED CREDIT-IMPAIRED LOAN PORTFOLIO
(millions of Canadian dollars)				As at
				Oct. 31, 2011
	Unpaid			Carrying	Percentage of
	principal	Carrying	Specific	value net of	unpaid principal
	balance 1	value	allowance	allowance	balance
FDIC-assisted acquisitions	$1,452	$1,347	$30	$1,317	90.7%
South Financial	4,117	3,695	27	3,668	89.1
Chrysler Financial	540	518	3	515	95.4
Total acquired credit-impaired loan portfolio	$6,109	$5,560	$60	$5,500	90.0%
				Oct. 31, 2010
FDIC-assisted acquisitions	$1,835	$1,590	$-	$1,590	86.7%
South Financial	6,205	5,450	-	5,450	87.8
Chrysler Financial	-	-	-	-	-
Total acquired credit-impaired loan portfolio	$8,040	$7,040	$-	$7,040	87.6%
1	Represents the contractual amount of principal owed.

During the year ended October 31, 2011, the Bank recorded $81 million of provision for credit losses on ACI loans.
    The ACI loans net of allowance were $5.5 billion as at October 31, 2011 and comprised 1.8% of the total loan portfolio. The following table provides key credit statistics by past due contractual status and geographic concentrations based on ACI loans unpaid principal balance.

TABLE 41: ACQUIRED CREDIT-IMPAIRED LOANS – KEY CREDIT STATISTICS
(millions of Canadian dollars)	For the years ended
	Oct. 31, 2011		Oct. 31, 2010
	Unpaid principal balance1		Unpaid principal balance1
Past due contractual status
Current and less than 30 days past due	$5,061	82.8%	$6,916	86.0%
30–89 days past due	237	3.9	345	4.3
90 or more days past due	811	13.3	779	9.7
Total ACI loans	$6,109	100.0%	$8,040	100.0%
Geographic region
Florida	$2,834	46.4%	$3,895	48.5%
South Carolina	1,993	32.6	2,977	37.0
North Carolina	729	11.9	1,077	13.4
Other U.S./Canada	553	9.1	91	1.1
Total ACI loans	$6,109	100.0%	$8,040	100.0%
1	Represents the contractual amount of principal owed.

EXPOSURE TO NON-AGENCY COLLATERALIZED MORTGAGE OBLIGATIONS (CMO)
Due to the acquisition of Commerce, the Bank has exposure to non-agency CMOs collateralized primarily by Alt-A and Prime Jumbo mortgages, most of which are pre-payable fixed-rate mortgages without rate reset features. At the time of acquisition, the portfolio was recorded at fair value, which became the new cost basis for this portfolio.
These securities are classified as loans and carried at amortized cost using the effective interest rate method, and are evaluated for loan losses on a quarterly basis using the incurred credit loss model. The impairment assessment follows the loan loss accounting model, where there are two types of allowances against credit losses - specific and general. Specific allowances provide against losses that are identifiable at the individual debt security level for which there is objective evidence that there has been a deterioration of credit quality, at which point the book value of the loan is reduced to its estimated realizable amount. A general allowance is established to recognize losses that management estimates to have occurred in the portfolio at the balance sheet date for loans not yet specifically identified as impaired. The general allowance as at October 31, 2011 was US$150 million. The total provision for credit losses recognized in 2011 was US$51 million compared to US$18 million in 2010.
    The following table presents the unpaid principal balance, carrying value, allowance for credit losses (both general and specific), and the net carrying value as a percentage of the par value for the non-agency CMO portfolio at October 31, 2011. As of October 31, 2011 the balance of the remaining acquisition related incurred loss was US$420 million (2010 – US$485 million); this amount is reflected below as a component of the discount from par to carrying value.

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	48

TABLE 42: NON-AGENCY CMO LOANS PORTFOLIO
(millions of U.S. dollars)				As at
				Oct. 31, 2011
			Allowance	Carrying	Percentage
	Par	Carrying	for loan	value net of	of par
	value	value	losses	allowance	value
Non-Agency CMOs	$4,268	$3,568	$327	$3,241	76.0%
				Oct. 31, 2010
Non-Agency CMOs	$5,525	$4,573	$270	$4,303	77.9%

During the second quarter of 2009, the Bank re-securitized a portion of the non-agency CMO portfolio. As part of the on-balance sheet re-securitization, new credit ratings were obtained for the re-securitized securities that better reflect the discount on acquisition and the Bank’s risk inherent on the entire portfolio. As a result, 54% of the non-agency CMO portfolio is now rated AAA for regulatory capital reporting. The net capital benefit of the re-securitization transaction is reflected in the changes in RWA and in the securitization deductions from Tier 1 and Tier 2 capital. For accounting purposes, the Bank retained a majority of the beneficial interests in the re-securitized securities resulting in no financial statement impact. The Bank’s assessment of impairment for these reclassified securities is not impacted by a change in the credit ratings.

TABLE 43: NON-AGENCY ALT-A AND PRIME JUMBO CMO PORTFOLIO BY VINTAGE YEAR
(millions of U.S. dollars)					As at Oct.31
		Alt-A	Prime Jumbo			Total
	Amortized	Fair	Amortized	Fair	Amortized	Fair
2011	cost	value	cost	value	cost	value
2003	$204	$215	$217	$222	$421	$437
2004	374	393	182	189	556	582
2005	621	648	309	311	930	959
2006	358	320	286	275	644	595
2007	548	501	292	299	840	800
Total portfolio net of specific allowance	$2,105	$2,077	$1,286	$1,296	$3,391	$3,373
Less: general allowance					150
Total					$3,241

2010
2003	$275	$309	$393	$424	$668	$733
2004	454	502	383	415	837	917
2005	697	769	484	509	1,181	1,278
2006	406	394	380	391	786	785
2007	616	635	375	398	991	1,033
Total portfolio net of specific allowance	$2,448	$2,609	$2,015	$2,137	$4,463	$4,746
Less: general allowance					160
Total					$4,303

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	49

GROUP FINANCIAL CONDITION
Capital Position

TABLE 44: CAPITAL STRUCTURE AND RATIOS1
(millions of Canadian dollars, except as noted)	2011	2010	2009
	Basel II	Basel II	Basel II
Tier 1 capital
Common shares	$18,301	$16,639	$15,342
Contributed surplus	281	305	336
Retained earnings	24,339	20,959	18,632
Net unrealized foreign currency translation gains (losses) on investment in
subsidiaries, net of hedging activities	(3,199)	(2,901)	(1,539)
Preferred shares2	3,395	3,944	3,945
Innovative instruments2,3	3,705	3,844	4,588
Innovative instruments (ineligible for Tier 1 capital)	-	-	(743)
Qualifying non-controlling interests in subsidiaries	-	-	31
Net impact of eliminating one month lag of U.S. entities4	(266)	(47)	57
Gross Tier 1 capital	46,556	42,743	40,649
Goodwill and intangibles in excess of 5% limit	(14,376)	(14,460)	(15,015)
Net Tier 1 capital	32,180	28,283	25,634
Securitization - gain on sales of mortgages	(86)	(84)	(84)
- other	(735)	(772)	(1,128)
50% shortfall in allowance5	(180)	(205)	(110)
50% substantial investments6	(2,805)	(2,855)	(2,872)
Other deductions	(4)	(4)	(4)
Net impact of eliminating one month lag of U.S. entities4	133	23	(29)
Adjusted net Tier 1 capital	28,503	24,386	21,407

Tier 2 capital
Innovative instruments in excess of Tier 1 limit	-	-	743
Innovative instruments	26	27	-
Subordinated notes and debentures (net of amortization and ineligible)	11,253	11,812	11,948
General allowance - standardized portfolios	940	915	877
Accumulated net after-tax unrealized gain on AFS equity securities in OCI	35	66	42
Securitization - other	(1,484)	(1,762)	(2,421)
50% shortfall in allowance5	(180)	(205)	(110)
50% substantial investments	(2,805)	(2,855)	(2,872)
Investment in insurance subsidiaries	(1,439)	(1,333)	(1,243)
Other deductions	(4)	(4)	(4)
Net impact of eliminating one month lag of U.S. entities4	133	23	(29)
Tier 2 capital	6,475	6,684	6,931
Total regulatory capital	$34,978	$31,070	$28,338

Regulatory capital ratios
Tier 1 capital ratio	13.0%	12.2%	11.3%
Total capital ratio	16.0	15.5	14.9
Assets-to-capital multiple	17.2	17.5	17.1
1	Numbers are in accordance with guidelines of the Office of the Superintendent of Financial Institutions Canada (OSFI) based on Basel II.
2
In accordance with CICA Handbook Section 3863, Financial Instruments - Presentation, the Bank is required to classify certain classes of preferred shares and innovative Tier 1 capital investments as liabilities on the balance sheet. For regulatory capital purposes, these capital instruments continue to qualify for inclusion in Tier 1 capital.

3	As the Bank is not the primary beneficiary of TD Capital Trust II and TD Capital Trust IV, these are not consolidated by the Bank. However, they do qualify as Tier 1 regulatory capital.
4
Effective April 30, 2009, for accounting purposes, and effective October 31, 2008 for regulatory reporting purposes, the one month lag in reporting of TD Bank, N.A., which includes TD Banknorth and Commerce financial position and results is eliminated as the reporting period of TD Bank, N.A. was aligned with the rest of the Bank. Prior to October 31, 2008, regulatory capital was calculated incorporating TD Bank, N.A. assets on a one month lag. Further, effective October 31, 2008, for regulatory purposes only, the Bank’s investment in TD Ameritrade is translated using the period end foreign exchange rate of the Bank. Accordingly, with the alignment of the reporting periods of TD Bank N.A., effective April 30, 2009, the net impact relates to TD Ameritrade only.

5
When expected loss as calculated within the IRB approach exceeds total provisions, the difference is deducted 50% from Tier 1 capital and 50% from Tier 2 capital. When expected loss as calculated within the IRB approach is less than the total provisions, the difference is added to Tier 2 capital.

6
Effective November 1, 2008, substantial investments held before January 1, 2007, which were previously deducted from Tier 2 capital, are deducted 50% from Tier 1 capital and 50% from Tier 2 capital. Insurance subsidiaries continue to be deconsolidated and reported as a deduction from Tier 2 capital. Increases in the investment value of insurance subsidiaries and/or substantial investments on or after January 1, 2007 are subject to the 50% from Tier 1 capital and 50% from Tier 2 capital deduction.

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	50

THE BANK’S OBJECTIVES:
•   To be an appropriately capitalized financial institution as determined by:
-  The Bank’s Risk Appetite Statement;
-  Capital requirements defined by relevant regulatory authorities; and,
-  The Bank’s internal assessment of capital requirements consistent with the Bank’s risk tolerance levels.
•	To have the most economically achievable weighted average cost of capital (after tax), consistent with preserving the appropriate mix of capital elements to meet targeted capitalization levels.
•   To ensure ready access to sources of appropriate capital, at reasonable cost, in order to:
-  Insulate the Bank from unexpected events;
-  Facilitate acquisitions; or,
-  Support business expansion.
•	To support strong external debt ratings, in order to manage the Bank’s overall cost of funds and to maintain accessibility to required funding.

CAPITAL SOURCES
The Bank’s capital is primarily derived from common shareholders and retained earnings. Other sources of capital include the Bank’s preferred shareholders, holders of innovative capital instruments, and holders of the Bank’s subordinated debt.

CAPITAL MANAGEMENT
The Treasury and Balance Sheet Management group manages capital for the Bank and is responsible for acquiring, maintaining, and retiring capital. The Board of Directors oversees capital policy and management.
The Bank continues to hold sufficient capital levels to ensure that flexibility is maintained to grow operations, both organically and through strategic acquisitions. The strong capital ratios are the result of the Bank’s internal capital generation, management of the balance sheet, and periodic issuance of capital securities.

ECONOMIC CAPITAL
The Bank’s internal measure of required capital is called economic capital or invested capital. Economic capital is comprised of both risk-based capital required to fund losses that could occur under extremely adverse economic or operational conditions and investment capital that has been used to fund acquisitions or investments in fixed assets to support future earnings growth.
The Bank uses internal models to determine how much risk-based capital is required to support the enterprise’s risk and business exposures. Characteristics of these models are described in the ‘Managing Risk’ section. Within the Bank’s measurement framework, our objective is to hold risk-based capital to cover unexpected losses to a high level of confidence and ratings standards. The Bank’s chosen internal capital targets are well founded and consistent with our overall risk profile and current operating environment.
Since November 1, 2007, the Bank has been operating its capital regime under the Basel II Capital Framework. Consequently, in addition to addressing Pillar I risks covering credit risk, market risk and operational risk, the Bank’s economic capital framework captures other material Pillar II risks including business risk, interest rate risk in the banking book and concentration risk.
The Bank makes business decisions based on the return on risk based capital and economic profit, while also ensuring that, in aggregate, regulatory and rating agency requirements and capital available are kept in balance.

REGULATORY CAPITAL
Basel II Capital Framework
The Bank complies with the OSFI guideline for calculating RWA and regulatory capital. This guideline is based on the International Convergence of Capital Measurement and Capital Standard - A Revised Framework (Basel II) issued by the Basel Committee on Banking Supervision. This framework replaced the Basel I Capital Accord (Basel I) originally introduced in 1988 and supplemented in 1996. The framework allows qualifying banks to determine capital levels consistent with the way they measure, manage and mitigate risks. It provides a spectrum of methodologies, from simple to advanced, for the measurement of credit, market, and operational risks. The Bank uses the advanced approaches for the majority of its portfolios which results in regulatory and economic capital being more closely aligned than was the case under Basel I. Since the U.S. banking subsidiaries (TD Bank N.A. including South Financial and Chrysler Financial) were not originally required by their main regulators to convert to Basel II prior to being acquired by the Bank, the advanced approaches are not yet being utilized for the majority of assets in TD Bank, N.A.
For accounting purposes, GAAP is followed for consolidation of subsidiaries and joint ventures. For regulatory capital purposes, insurance subsidiaries are deconsolidated and reported as a deduction from capital. Insurance subsidiaries are subject to their own capital adequacy reporting such as OSFI’s Minimum Continuing Capital Surplus Requirements and Minimum Capital Test. Currently, for regulatory capital purposes, all the entities of the Bank are either consolidated or deducted from capital and there are no entities from which surplus capital is recognized.
Some of the Bank’s subsidiaries are individually regulated by either OSFI or other regulators. Many of these entities have minimum capital requirements which they must maintain and which may limit the Bank’s ability to extract capital or funds for other uses.

Tier 1 Capital
Tier 1 capital was $28.5 billion at October 31, 2011, up from $24.4 billion last year. The increase to Tier 1 capital was largely due to strong earnings, and a common share issuance. Capital management funding activities during the year consisted of the following: the Bank issued $1.7 billion of common shares during the year, consisting of a public issue of $0.7 billion and $1.0 billion due to issuance under the dividend reinvestment plan and stock option exercises. Capital redemption activities during the year included the following: USD$ 122 million US Trust Preferred Securities; $350 million of Class A First Preferred Shares, Series M and $200 million of Class A First Preferred Shares, Series N.

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	51

Issue of Common Shares
On September 16, 2011, the Bank issued 9.2 million common shares in Canada at a price of $76.50 per common share for gross cash consideration of $704 million.

Tier 2 Capital
During the year the Bank issued $1 billion of subordinated debentures; and redeemed two issues of subordinated debentures for a total of $1.5 billion.

INTERNAL CAPITAL ADEQUACY ASSESSMENT PROCESS
The Bank’s Internal Capital Adequacy Assessment Process (ICAAP) is an integrated enterprise wide process that encompasses the governance, management, and control of risk and capital functions within the Bank. It provides a framework for relating risks to capital requirements through the Bank's economic capital modeling and stress testing practices and helps determine the Bank’s capital adequacy requirements.
The ICAAP is facilitated by Risk Management and is supported by numerous functional areas which together help determine the Bank's internal capital adequacy assessment which ultimately represents the capacity to bear risk in congruence with the risk profile and stated risk appetite of the Bank. Risk Management leads the ICAAP and assesses whether the Bank’s internal view of required capital is appropriate for the Bank’s risks. Treasury and Balance Sheet Management determines the adequacy of the Bank’s available capital in relation to required capital.

DIVIDENDS
The Bank’s dividend policy is approved by the Board of Directors. At October 31, 2011, the quarterly dividend was $0.68 per share, consistent with the Bank’s current target payout range of 35 - 45% of adjusted earnings. Cash dividends declared and paid during 2011 totalled $2.61 per share (2010 - $2.44; 2009 - $2.44). For cash dividends payable on the Bank’s preferred shares, see Notes 15 and 18 to the Consolidated Financial Statements. As at October 31, 2011, 901.0 million common shares were outstanding (2010 - 878.5 million; 2009 - 858.8 million). The Bank’s ability to pay dividends is subject to the Bank Act and the requirements of OSFI. See Note 18 to the Consolidated Financial Statements for further details.

CAPITAL RATIOS
Capital ratios are measures of financial strength and flexibility. The Bank’s capital ratios are calculated using OSFI’s guidelines which are based on the capital adequacy rules included in Basel II. At the consolidated level, the top corporate entity to which Basel II applies is The Toronto-Dominion Bank.
OSFI measures the capital adequacy of Canadian banks according to its instructions for determining risk-adjusted capital, RWA and off-balance sheet exposures. OSFI defines two primary ratios to measure capital adequacy, the Tier 1 capital ratio and the Total capital ratio. OSFI sets target levels for Canadian banks as follows:
•	The Tier 1 capital ratio is defined as Tier 1 regulatory capital divided by RWA. OSFI has established a target Tier 1 capital ratio of 7%.
•	The Total capital ratio is defined as total regulatory capital divided by RWA. OSFI has established a target Total capital ratio of 10%.

The Bank’s Tier 1 and Total capital ratios were 13.0% and16.0%, respectively, on October 31, 2011, compared with 12.2% and 15.5%, respectively, on October 31, 2010. The year-over-year changes were influenced by several factors, including the increase in capital described above in Tier 1 capital partially offset by an increase in RWA. As at October 31, 2011, the Bank exceeded its internal medium-term target for Tier 1 capital.

RISK-WEIGHTED ASSETS
Based on Basel II, RWA are calculated for each of credit risk, market risk, and operational risk. Operational risk represents the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The Bank’s RWA were as follows:

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	52

TABLE 45: RISK-WEIGHTED ASSETS - BASEL II
(millions of Canadian dollars)	2011	2010
Credit risk
Retail
Residential secured	$19,119	$16,141
Qualifying revolving retail	13,436	14,852
Other retail	35,143	28,291
Non-retail
Corporate	78,649	73,996
Sovereign	1,340	909
Bank	10,671	9,426
Securitization exposures	6,399	5,205
Equity exposures
Other	1,081	1,162
Exposures subject to standardized or IRB approaches	165,838	149,982
Adjustment to IRB RWA for scaling factor	4,950	4,559
Other assets not included in standardized or IRB approaches	12,617	12,756
Total credit risk	183,405	167,297
Market risk
Internal models approach - trading book	5,083	4,474
Operational risk
Basic indicator approach	-	8,799
Standardized approach	30,291	19,340
Total	$218,779	$199,910
1	Effective April 30, 2009, the Bank’s equity portfolio qualified for the Basel II Framework’s equity materiality exemption.

During the year, RWA increased $18.9 billion, primarily due to the organic growth in the retail and commercial businesses in both Canada and the U.S., the acquisition of Chrysler Financial and higher operational risk capital, partially offset by the impact of a stronger Canadian dollar against the U.S. dollar.

TABLE 46: OUTSTANDING EQUITY AND SECURITIES EXCHANGEABLE/CONVERTIBLE INTO EQUITY1
(millions of shares/units, except as noted)	Oct. 31, 2011	Oct. 31, 2010
	Number of	Number of
	shares/units	shares/units
Common shares outstanding2	901.0	878.5
Stock options
Vested	10.3	13.4
Non-vested	5.6	5.8
Preferred shares - Class A:
Series M	-	14.0
Series N	-	8.0
Total preferred shares - liabilities	-	22.0
Series O	17.0	17.0
Series P	10.0	10.0
Series Q	8.0	8.0
Series R	10.0	10.0
Series S	10.0	10.0
Series Y	10.0	10.0
Series AA	10.0	10.0
Series AC	8.8	8.8
Series AE	12.0	12.0
Series AG	15.0	15.0
Series AI	11.0	11.0
Series AK	14.0	14.0
Total preferred shares - equity	135.8	135.8
Total preferred shares	135.8	157.8
Capital Trust Securities (thousands of shares)
Trust units issued by TD Capital Trust II:
TD Capital Trust II Securities - Series 2012-1	350.0	350.0
Trust units issued by TD Capital Trust III:
TD Capital Trust III Securities - Series 2008	1,000.0	1,000.0
Debt issued by TD Capital Trust IV:
TD Capital Trust IV Notes - Series 1	550.0	550.0
TD Capital Trust IV Notes - Series 2	450.0	450.0
TD Capital Trust IV Notes - Series 3	750.0	750.0
1	For further details, including the principal amount, conversion and exchange features, and distributions, see Notes 15, 16, and 18 to the Bank’s Consolidated Financial Statements.
2	Common shares outstanding are presented net of common treasury shares.

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	53

FUTURE CHANGES IN BASEL AND IFRS TRANSITION
In Q1 2012, the Bank will transition to IFRS. Regulatory capital will be reported under IFRS; based on OSFI’s guideline on capital treatment. Insurance subsidiaries will be deducted 50% from Tier 1 capital and 50% from Tier 2 capital starting fiscal 2012. The Basel 2.5 changes relating to the Market Risk Amendment, which take effect in Q1 2012, will require banks to include Stressed VaR and an Incremental Risk Charge in market risk capital. If approved by OSFI, implementation of these additional requirements is expected to increase market risk RWA by approximately 2 to 3 times.

Basel III
In December 2010, the Basel Committee on Banking Supervision (BCBS) published the final rules text on new international bank capital adequacy and liquidity requirements. Commonly referred to as “Basel III”, the capital proposals aim to increase the quality, quantity, transparency, and consistency of bank capital, discourage excess leverage and risk taking, and reduce procyclicality. Together with the new internationally harmonized global liquidity standards, Basel III aims to provide a regulatory framework to strengthen the resiliency of the banking sector and financial system.
In January 2011, the final rules text was supplemented by additional guidance from the BCBS regarding Non-Viability Contingent Capital (NVCC). The NVCC rules require that all capital instruments include loss absorption features. These features may require, based on the regulator's assessment of viability, a principal write-down or conversion to equity. The Basel III rules provide for a transition and phase-out for capital instruments that do not meet the Basel III requirements, including the NVCC features. Subsequently, OSFI issued an advisory in August 2011 regarding Canadian implementation guidance.
In February 2011, OSFI issued its action plan for implementation of Basel III. All banks will be required to implement the Basel III capital rules commencing in the first fiscal quarter of 2013. OSFI’s minimum requirements are expected to follow the Basel III transition plan outlined by the BCBS. Under the transition plan, changes in capital treatment for certain items as well as minimum capital ratio requirements will be phased in over the period from 2013 to 2019. The Basel III minimum capital requirements include a 4.5% common equity ratio, a 6.0% Tier 1 capital ratio, and an 8.0% Total capital ratio. In addition, a capital conservation buffer of 2.5% will be required. While a bank can draw down on the 2.5% capital conservation buffer to absorb losses during periods of financial or economic stress, restrictions on earnings distributions (e.g., dividends, share buybacks, discretionary payments on other Tier 1 capital instruments and discretionary bonus payments) would be required. The amount of such restrictions is linked to the extent to which the buffer is utilized.
In November 2011, the BCBS published the final rules text on global systemically important banks (G-SIBs). Banks designated as G-SIBs will be required to hold 1% - 2.5% of additional capital buffers above the Basel III Common Equity Tier 1 (CET1) requirement, phasing-in over 4 years beginning January 1, 2016. The methodology for the identification of G-SIBs uses an indicator-based approach consisting of 5 broad categories: size, interconnectedness, lack of substitutability, global (cross-jurisdictional) activity and complexity. G-SIBs will be required to meet additional buffers exclusively through common equity. The Financial Stability Board (FSB) announced 29 G-SIBs in its initial assessment, no Canadian banks were designated as a G-SIB. This list will be reassessed by the FSB annually.
    For TD, the new Basel III capital rules will result in higher RWA and an increase in deductions from regulatory common equity. We continue to believe that with our strong capital position today and our ability to generate capital from our operating businesses in the coming quarters, we are well positioned to fully meet the Basel III capital adequacy requirements. Based on our current understanding and assumptions, we estimated the Bank’s pro forma CET1 ratio to be approximately 7.1% as at October 31, 2011, if the full Basel III rules applicable in 2019 (i.e. without transition arrangements) were applied. Based on current forecasts, we expect to be comfortably above the 7% CET1 ratio threshold by the second quarter of fiscal year 2012 and expect to be above 7.5% by the first quarter of fiscal year 2013 (i.e. without transition arrangements). If we apply the Basel III rules text without transition treatment to goodwill and intangibles, we expect our CET1 ratio to be at the higher end of the 9% - 10% range by the first quarter of fiscal year 2013. As such, we do not anticipate a need to make significant changes to our business operations or raise additional common equity to meet the Basel III requirements.
We believe that under Basel III all of TD’s outstanding non-common Tier 1 and Tier 2 capital instruments, except certain instruments issued by TD’s U.S. subsidiaries, will be disqualified as regulatory capital, subject to a 10 year phase-out transition period beginning in January 2013. TD announced on February 7, 2011 that, based on OSFI’s February 4, 2011 advisory which outlined OSFI’s expectations regarding the use of redemption rights triggered by regulatory event clauses in non-qualifying capital instruments, it expects to exercise a regulatory event redemption right only in 2022 in respect of the TD Capital Trust IV Notes - Series 2 outstanding at that time. As of July 31, 2011, there was $450 million in principal amount of TD Capital Trust IV Notes - Series 2 issued and outstanding. TD’s expectation is subject to a number of risk factors and assumptions outlined in the Bank’s February 7th press release, which is available on the Bank’s website at www.td.com.

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	54

GROUP FINANCIAL CONDITION
Off-Balance Sheet Arrangements

In the normal course of operations, the Bank engages in a variety of financial transactions that, under GAAP, are either not recorded on the Consolidated Balance Sheet or are recorded in amounts that differ from the full contract or notional amounts. These off-balance sheet arrangements involve, among other risks, varying elements of market, credit, and liquidity risk which are discussed in the “Managing Risk” section of this MD&A. Off-balance sheet arrangements are generally undertaken for risk management, capital management, and funding management purposes and include securitizations, contractual obligations, and certain commitments and guarantees.

SPECIAL PURPOSE ENTITIES
The Bank carries out certain business activities via arrangements with special purpose entities (SPEs). We use SPEs to obtain sources of liquidity by securitizing certain of the Bank’s financial assets, to assist our clients in securitizing their financial assets, and to create investment products for our clients. SPEs may be organized as trusts, partnerships or corporations and they may be formed as qualifying special purpose entities (QSPEs) or variable interest entities (VIEs). When an entity is deemed a VIE, the entity must be consolidated by the primary beneficiary. See Note 6 to the Consolidated Financial Statements for further information regarding the accounting for VIEs.
Securitizations are an important part of the financial markets, providing liquidity by facilitating investor access to specific portfolios of assets and risks. In a typical securitization structure, the Bank sells assets to an SPE and the SPE funds the purchase of those assets by issuing securities to investors. SPEs are typically set up for a single, discrete purpose, are not operating entities and usually have no employees. The legal documents that govern the transaction describe how the cash earned on the assets held in the SPE must be allocated to the investors and other parties that have rights to these cash flows. The Bank is involved in SPEs through the securitization of Bank-originated assets, securitization of third party-originated assets, and other investment and financing products.
Certain of the Bank’s securitizations of Bank-originated assets and of third party-originated assets are structured through QSPEs. QSPEs are trusts or other legal vehicles that are demonstrably distinct from the Bank, have specified permitted activities, defined asset holdings and may only sell or dispose of selected assets in automatic response to limited conditions. QSPEs are not consolidated by any party including the Bank.
The Reputational Risk Committee of the Bank is responsible for the review of structured transactions and complex credit arrangements with potentially significant reputational, legal, regulatory, accounting or tax risks, including transactions involving SPEs. The Bank monitors its involvement with SPEs on an ongoing basis.

Securitization of Bank-Originated Assets
The Bank securitizes residential mortgages, personal loans, and commercial mortgages to enhance its liquidity position, to diversify sources of funding and to optimize the management of the balance sheet. All products securitized by the Bank were originated in Canada and sold to Canadian securitization structures or Canadian non-SPE third parties. Details of securitization exposures through significant unconsolidated SPEs, significant unconsolidated QSPEs, and Canadian non-SPE third parties are as follows:

TABLE 47: EXPOSURE SECURITIZED BY THE BANK AS AN ORIGINATOR1
(millions of Canadian dollars)							As at
	Oct. 31						Oct. 31
						2011						2010
	Significant		Significant		Canadian non-		Significant		Significant		Canadian non-
	unconsolidated QSPEs		unconsolidated SPEs		SPE third-parties		unconsolidated QSPEs		unconsolidated SPEs		SPE third-parties
		Carrying		Carrying		Carrying		Carrying		Carrying		Carrying
		value of		value of		value of		value of		value of		value of
	Securitized	retained	Securitized	retained	Securitized	retained	Securitized	retained	Securitized	retained	Securitized	retained
	assets	interests	assets	interests	assets	interests	assets	interests	assets	interests	assets	interests
Residential mortgage loans	$-	$-	$21,570	$573	$22,869	$587	$-	$-	$21,721	$602	$21,722	$711
Personal loans	5,100	120	-	-	-	-	6,555	121	-	-	-	-
Commercial mortgage loans	-	-	99	-	684	9	-	-	49	-	564	3
Total	$5,100	$120	$21,669	$573	$23,553	$596	$6,555	$121	$21,770	$602	$22,286	$714
1	In all the securitization transactions that the Bank has undertaken for its own assets, it has acted as an originating bank and retained securitization exposure.

Residential Mortgage Loans
The Bank may be exposed to the risks of transferred loans to the securitization vehicles through retained interests. There are no expected credit losses on the retained interests of the securitized residential mortgages as the mortgages are all government guaranteed.

Personal Loans
The Bank securitizes personal loans through QSPEs, as well as through single-seller conduits via QSPEs. As at October 31, 2011, the single-seller conduits had $5.1 billion (2010 - $5.1 billion) of commercial paper outstanding while another Bank-sponsored QSPE had $nil (2010 - $1.5 billion) of term notes outstanding, as the QSPE matured during the year. While the probability of loss is negligible as at October 31, 2011, the Bank’s maximum potential exposure to loss for these conduits through the sole provision of liquidity facilities was $5.1 billion (2010 - $5.1 billion) of which $1.1 billion (2010 - $1.1 billion) of underlying personal loans was government insured. Additionally, the Bank had retained interests of $120 million (2010 - $121 million) relating to excess spread.

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	55

Commercial Mortgage Loans
The Bank may be exposed to the risks of transferred loans to the securitization vehicles through retained interests. There are no expected credit losses on the retained interests of the securitized commercial mortgages as the mortgages are all government guaranteed.

Securitization of Third Party-originated Assets
The Bank administers multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. Third party-originated assets are securitized through Bank-sponsored SPEs, which are not consolidated by the Bank. The Bank’s maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $5.5 billion as at October 31, 2011 (October 31, 2010 - $5.3 billion). Further, as at October 31, 2011, the Bank has committed to provide an additional $2.1 billion (October 31, 2010 - $1.8 billion) in liquidity facilities that can be used to support future ABCP in the purchase of deal-specific assets. As at October 31, 2011, the Bank also provided deal-specific credit enhancement in the amount of $17 million (October 31, 2010 - $73 million).
All third-party assets securitized by the Bank were originated in Canada and sold to Canadian securitization structures. Details of the Bank-administered multi-seller, ABCP conduits are as follows:

TABLE 48: EXPOSURE TO THIRD PARTY-ORIGINATED ASSETS SECURITIZED BY BANK-SPONSORED CONDUITS
(millions of Canadian dollars, except as noted)	As at
		Oct. 31		Oct. 31
	2011		2010
Exposure and		Expected	Exposure and	Expected
Ratings profile of		weighted	Ratings profile of	weighted
unconsolidated		average life	unconsolidated	average life
SPEs AAA1		(years)2	SPEs AAA1	(years)2
Residential mortgage loans	$2,215	2.9	$1,637	3.0
Credit card loans	150	2.1	500	1.7
Automobile loans and leases	1,789	1.6	1,561	1.7
Equipment loans and leases	92	0.7	306	1.1
Trade receivables	1,223	2.7	1,287	2.2
Total	$5,469	2.4	$5,291	2.2
1	The Bank’s total liquidity facility exposure only relates to ‘AAA’ rated assets.
2
Expected weighted-average life for each asset type is based upon each of the conduit’s remaining purchase commitment for revolving pools and the expected weighted-average life of the assets for amortizing pools.

As at October 31, 2011, TD held $1,083 million (October 31, 2010 - $354 million) of ABCP issued by Bank-sponsored multi-seller and single-seller conduits within the trading securities category on its Consolidated Balance Sheet.

EXPOSURE TO THIRD PARTY SPONSORED CONDUITS
The Bank has exposure to U.S. third party-sponsored conduits arising from providing liquidity facilities of $349 million as at October 31, 2011 (October 31, 2010 - nil) of which nil (October 31, 2010 - nil) has been drawn. The assets within these conduits comprise of individual notes backed by automotive loan receivables. As at the three months ended October 31, 2011 and subsequently, these assets have maintained ratings from various credit rating agencies, ranging from AAA to AA.
The Bank’s exposure to Canadian third party-sponsored conduits in the form of margin funding facilities as at October 31, 2011 and October 31, 2010 was not significant.

Exposure to Collateralized Debt Obligations
Since the decision was made in 2005 to exit the structured products business, the Bank no longer originates Collateralized Debt Obligation vehicles (CDOs). The total net fair value of unfunded protection related to CDOs is ($4) million as of October 31, 2011 (October 31, 2010 - ($3) million), and represents the residual exposures before hedging. These CDOs are referenced to corporate debt securities and contain no exposure to U.S. subprime mortgages. All exposures are managed within risk limits that have been approved by the Bank’s risk management group and are hedged with various financial instruments, including credit derivatives and bonds within the trading portfolio. The Bank’s CDO positions are fair valued using valuation techniques with significant non-observable market inputs and included in Level 3 of the fair value hierarchy as described in Note 2 to the Consolidated Financial Statements.

COMMITMENTS
The Bank enters into various commitments to meet the financing needs of the Bank’s clients and to earn fee income. Significant commitments of the Bank include financial and performance standby letters of credit, documentary and commercial letters of credit and commitments to extend credit. These products may expose the Bank to liquidity, credit and reputational risks. There are adequate risk management and control processes in place to mitigate these risks. Certain commitments still remain off-balance sheet. Note 29 to the Consolidated Financial Statements provides detailed information about the maximum amount of additional credit the Bank could be obligated to extend.

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	56

Leveraged Finance Credit Commitments
Also included in ‘Commitments to extend credit’ in Note 29 to the Consolidated Financial Statements are leveraged finance commitments. Leveraged finance commitments are agreements that provide funding to a wholesale borrower with higher levels of debt, measured by the ratio of debt capital to equity capital of the borrower, relative to the industry in which it operates. The Bank’s exposure to leveraged finance commitments as at October 31, 2011 was not significant (October 31, 2010 - not significant).

CAPITAL TRUSTS
The Bank sponsors SPEs to raise capital which are considered VIEs. As the Bank is not the primary beneficiary of these SPE’s, the Bank does not consolidate them for accounting purposes. For further details on capital trust activity and the terms of the SPE’s instruments issued and outstanding, see Note 16 to the Consolidated Financial Statements.

GUARANTEES
In the normal course of business, the Bank enters into various guarantee contracts to support its clients. The Bank’s significant types of guarantee products are financial and performance standby letters of credit, assets sold with recourse, credit enhancements, and indemnification agreements. Certain guarantees remain off-balance sheet. See Note 29 to the Consolidated Financial Statements for further information regarding the accounting for guarantees.

GROUP FINANCIAL CONDITION
Related-party Transactions

TRANSACTIONS WITH OFFICERS AND DIRECTORS AND THEIR AFFILIATES
The Bank makes loans to its officers and directors and their affiliates. Loans to directors and officers are on market terms and conditions unless, in the case of banking products and services for officers, otherwise stipulated under approved policy guidelines that govern all employees. The amounts outstanding are as follows:

TABLE 49: LOANS TO OFFICERS AND DIRECTORS
(millions of Canadian dollars)	2011	2010
Personal loans, including mortgages	$18	$11
Business loans	195	182
Total	$213	$193

In addition, the Bank offers deferred share and other plans to non-employee directors, executives, and certain other key employees. See Note 23 and Note 28 to the 2011 Consolidated Financial Statements for more details.
In the ordinary course of business, the Bank also provides various banking services to associated and other related corporations on terms similar to those offered to non-related parties.

TRANSACTIONS WITH EQUITY-ACCOUNTED INVESTEES
TD AMERITRADE

Pursuant to a Stockholders Agreement in relation to the Bank’s equity investment in TD Ameritrade, the Bank designated five of twelve members of TD Ameritrade’s Board of Directors, including our CEO and two independent directors of TD.

Insured Deposit Account (formerly known as Money Market Deposit Account) Agreement
The Bank is party to an insured deposit account (IDA) agreement with TD Ameritrade, pursuant to which the Bank makes available to clients of TD Ameritrade IDAs as designated sweep vehicles. TD Ameritrade provides marketing and support services with respect to the IDA. The Bank paid fees of $762 million in 2011 (2010 – $714 million; 2009 – $654 million) to TD Ameritrade for the deposit accounts. The fee paid by the Bank is based on the average insured deposit balance of $48.4 billion in 2011 (2010 – $39.2 billion) with a portion of the fee tied to the actual yield earned by the Bank on the investments, less the actual interest paid to clients of TD Ameritrade, with the balance based on an agreed rate of return. The Bank earns a flat fee of 25 basis points and is reimbursed for the cost of FDIC insurance premiums.
    As at October 31, 2011, amounts receivable from TD Ameritrade were $97 million (2010 – $53 million). As at October 31, 2011, amounts payable to TD Ameritrade were $84 million (2010 – $82 million).

TRANSACTIONS WITH SYMCOR
The Bank has a one-third ownership in Symcor Inc. (Symcor), a Canadian provider of business process outsourcing services offering a diverse portfolio of integrated solutions in item processing, statement processing and production, and cash management services. The Bank accounts for Symcor’s results using the equity method of accounting. During the year, the Bank paid $139 million (2010 - $135 million; 2009 - $164 million) for these services. As at October 31, 2011, the amount payable to Symcor was $12 million (2010 - $12 million).

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GROUP FINANCIAL CONDITION
Financial Instruments

As a financial institution, the Bank’s assets and liabilities are substantially composed of financial instruments. Financial assets of the Bank include, but are not limited to, cash, interest-bearing deposits, securities, loans and derivative instruments, while financial liabilities include, but are not limited to, deposits, obligations related to securities sold short, obligations related to securities sold under repurchase agreements, derivative instruments and subordinated debt.
The Bank uses financial instruments for both trading and non-trading activities. The Bank typically engages in trading activities by the purchase and sale of securities to provide liquidity and meet the needs of clients and, less frequently, by taking proprietary trading positions with the objective of earning a profit. Trading financial instruments include, but are not limited to, trading securities, trading deposits, and trading derivatives. Non-trading financial instruments include the majority of the Bank’s lending portfolio, non-trading securities, hedging derivatives and financial liabilities. In accordance with accounting standards related to financial instruments, financial assets or liabilities classified as trading, loans and securities designated as trading under the fair value option, securities classified as available-for-sale and all derivatives are measured at fair value in the Bank’s Consolidated Financial Statements, with the exception of those available-for-sale securities recorded at cost. Financial instruments classified as held-to-maturity, loans and receivables, and other liabilities are carried at amortized cost using the effective interest rate method. For details on how fair values of financial instruments are determined, refer to the “Critical Accounting Estimates” - Fair Value of Financial Instruments section of this MD&A. The use of financial instruments allows the Bank to earn profits in trading, interest and fee income. Financial instruments also create a variety of risks which the Bank manages with its extensive risk management policies and procedures. The key risks include interest rate, credit, liquidity, market, and foreign exchange risks. For a more detailed description on how the Bank manages its risk, refer to the “Managing Risk” section of this MD&A.

RISK FACTORS AND MANAGEMENT
Risk Factors That May Affect Future Results

In addition to the risks described in the Managing Risk section, there are numerous other risk factors, many of which are beyond the Bank’s control and the effects of which can be difficult to predict, that could cause our results to differ significantly from our plans, objectives and estimates. All forward-looking statements, including those in this MD&A, are, by their very nature, subject to inherent risks and uncertainties, general and specific, which may cause the Bank’s actual results to differ materially from the expectations expressed in the forward-looking statements. Some of these factors are discussed below and others are noted in the “Caution Regarding Forward-Looking Statements” section of this MD&A.

INDUSTRY FACTORS
General Business and Economic Conditions in the Regions in Which We Conduct Business
The Bank operates in Canada, the U.S., and other countries. As a result, the Bank’s earnings are significantly affected by the general business and economic conditions in these regions. These conditions include short-term and long-term interest rates, inflation, fluctuations in the debt and capital markets, consumer, debt levels, government spending, exchange rates, the strength of the economy, threats of terrorism, civil unrest, the effects of public health emergencies, the effects of disruptions to public infrastructure and the level of business conducted in a specific region. For example, in an economic downturn characterized by higher unemployment and lower family income, corporate earnings, business investment and consumer spending, the demand for the Bank’s loan and other products would be adversely affected and the provision for credit losses would likely increase, resulting in lower earnings. Similarly, a natural disaster could cause business disruptions and/or result in a potential increase in insurance and liability claims, all of which could adversely affect the Bank’s results. Also, the financial markets are generally characterized by extensive interconnections among financial institutions.  As such, defaults by other financial institutions in Canada, the U.S. or other countries could adversely affect the Bank.

Currency Rates
Currency rate movements in Canada, the U.S., and other jurisdictions in which the Bank does business impact the Bank’s financial position (as a result of foreign currency translation adjustments) and its future earnings. For example, if the value of the Canadian dollar rises against the U.S. dollar, the Bank’s investments and earnings in the U.S., may be negatively affected, and vice versa. Changes in the value of the Canadian dollar relative to the U.S. dollar may also affect the earnings of the Bank’s small business, commercial, and corporate clients in Canada.

Fiscal, Monetary and Economic Policies
The Bank’s earnings are affected by the fiscal, economic and monetary policies of the Bank of Canada, the Federal Reserve System in the U.S., the U.S. Treasury, the U.S. Federal Deposit Insurance Corporation, and various other regulatory agencies internationally. The adoption of new fiscal, economic or monetary policies by such agencies, changes to existing policies or changes in the supply of money and the general level of interest rates can impact the Bank’s profitability. Unintended consequences of new policies or changes to existing ones can also include the reduction of competition, increased uncertainty in markets and, in jurisdictions outside Canada, the favouring of certain domestic institutions. A change in the level of interest rates, or a prolonged low interest rate environment, affects the interest spread between the Bank’s deposits and loans and as a result impacts the Bank’s net interest income. Changes in fiscal, economic or monetary policies and in the financial markets, and their impact on the Bank, are beyond the Bank’s control and can be difficult to predict or anticipate.

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Level of Competition
The Bank currently operates in a highly competitive industry and its performance is impacted by the level of competition. Customer retention and attraction of new customers can be influenced by many factors, such as the quality and pricing of products or services. Deterioration in these factors or a loss of market share could adversely affect the Bank’s earnings. The Bank operates in a global environment and laws and regulations that apply to it may not universally apply to competitors in various jurisdictions creating an uneven playing field that may favour certain domestic institutions.  In addition, other types of financial institutions, such as insurance companies, as well as non-financial institutions are increasingly offering products and services traditionally offered by banks. This type of competition could adversely impact the Bank’s earnings by reducing fee revenue and net interest income.

Changes in Laws and Regulations, and Legal Proceedings
Changes to current laws and regulations, including changes in their interpretation or implementation, and the introduction of new laws and regulations, could adversely affect the Bank, such as by limiting the products or services it can provide and increasing the ability of competitors to compete with its products and services. In particular, the most recent financial crisis resulted in, and could further result in, unprecedented and considerable change to laws and regulations applicable to financial institutions and the financial industry. The Bank’s failure to comply with applicable laws and regulations could result in sanctions and financial penalties that could adversely impact its earnings and damage its reputation.

Accuracy and Completeness of Information on Customers and Counterparties
In deciding whether to extend credit or enter into other transactions with customers and counterparties, the Bank may rely on information furnished by or on behalf of such other parties, including financial statements and other financial information. The Bank may also rely on the representations of customers and counterparties as to the accuracy and completeness of such information. The Bank’s financial condition and earnings could be negatively impacted to the extent it relies on financial statements or information that do not comply with recognized accounting standards such as IFRS or GAAP, that are materially misleading, or that do not fairly present, in all material respects, the financial condition and results of operations of the customers and counterparties.

Accounting Policies and Methods Used by the Bank
The accounting policies and methods the Bank utilizes determine how the Bank reports its financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. Such estimates and assumptions may require revisions, and these changes may materially adversely affect the Bank’s results of operations and financial condition. Significant Accounting Policies are described in Note 1 to our Consolidated Financial Statements. The Bank will transition from Canadian GAAP to IFRS, effective for interim and annual periods beginning in the first quarter of fiscal 2012. The transition to IFRS is described in Note 35 to the Bank’s Consolidated Financial Statements.

BANK SPECIFIC FACTORS
Adequacy of the Bank’s Risk Management Framework
The Bank’s risk management framework is made up of various processes and strategies for managing risk exposure and includes an Enterprise Risk Appetite Framework. Types of risk to which the Bank is subject include credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational, reputational, insurance, strategic, regulatory, legal, environmental, and other risks. There can be no assurance that the Bank’s framework to manage risk, including such framework’s underlying assumptions and models, will be effective under all conditions and circumstances. If the Bank’s risk management framework proves ineffective, whether because it does not keep pace with changing Bank or market circumstances or otherwise, the Bank could suffer unexpected losses and could be materially adversely affected.

New Products and Services to Maintain or Increase Market Share
The Bank’s ability to maintain or increase its market share depends, in part, on its ability to innovate and adapt products and services to evolving industry standards and develop and/or expand its distribution networks. There is increasing pressure on financial services companies to provide products and services at lower prices as well as to increase the convenience features, such as longer branch hours. This can reduce the Bank’s net interest income and revenues from fee-based products and services, increase the Bank’s expenses and, in turn, negatively impact net income. In addition, the widespread adoption of new technologies by the Bank could require the Bank to make substantial expenditures to modify or adapt existing products and services without any guarantee that such technologies could be deployed successfully. These new technologies could be used in unprecedented ways by the increasingly sophisticated parties who direct their attempts to defraud the Bank or its customers through many channels. The Bank might not be successful in introducing new products and services, achieving market acceptance of its products and services, developing and expanding distribution channels, and/or developing and maintaining loyal customers.

Acquisitions and Strategic Plans
The Bank regularly explores opportunities to acquire other companies, including financial services companies, or parts of their businesses directly or indirectly through the acquisition strategies of its subsidiaries. The Bank undertakes thorough due diligence before completing an acquisition, but it is possible that unanticipated factors could arise and there is no assurance that the Bank will achieve its financial or strategic objectives, including anticipated cost savings, or revenue synergies following acquisitions and integration efforts. The Bank’s, or a subsidiary’s, ability to successfully complete an acquisition is often subject to regulatory and shareholder approvals, and the Bank cannot be certain when or if, or on what terms and conditions, any required approvals will be granted. The Bank’s financial performance is also influenced by its ability to execute strategic plans developed by management. If these strategic plans do not meet with success or there is a change in strategic plans, it would impact the Bank’s financial performance and the Bank’s earnings could grow more slowly or decline.

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Ability to Attract, Develop and Retain Key Executives
The Bank’s future performance depends to a large extent on the availability of qualified people and the Bank’s ability to attract, develop and retain key executives. There is intense competition for the best people in the financial services sector. Although it is the goal of the Bank’s management resource policies and practices to attract, develop, and retain key executives employed by the Bank or an entity acquired by the Bank, there is no assurance that the Bank will be able to do so.

Business Infrastructure
Third parties provide key components of the Bank’s business infrastructure such as voice and data communications and network access. Given the high volume of transactions we process on a daily basis, the Bank is reliant on such third party provided services as well as its own information technology systems to successfully deliver its products and services.
   Despite the Bank’s technology risk management program, contingency and resiliency plans and those of its third party service providers, disruptions in the Bank’s information technology, internet, network access or other voice or data communication systems and services could be subject to failures or disruptions as a result of natural disasters, power or telecommunications disruptions, acts of terrorism or war, physical or electronic break-ins, or similar events or disruptions. Such failures, disruptions or breaches could adversely affect the Bank’s ability to deliver products and services to customers, damage the Bank’s reputation, and to otherwise adversely affect the Bank’s ability to conduct business.

Changes to Our Credit Ratings
There can be no assurance that the Bank’s credit ratings and rating outlooks from rating agencies such as Moody’s Investors Service, Standard & Poor’s, Fitch Ratings, or DBRS will not be lowered or that these ratings agencies will not issue adverse commentaries about the Bank. Such changes could potentially result in higher financing costs and reduce access to capital markets. A lowering of credit ratings may also affect the Bank’s ability to enter into normal course derivative or hedging transactions and impact the costs associated with such transactions.

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RISK FACTORS AND MANAGEMENT
Managing Risk

EXECUTIVE SUMMARY
Growing profitably in financial services involves selectively taking and managing risks within TD’s risk appetite. We take risks required to build TD’s business, but only if these risks: 1) fit TD’s business strategy and can be understood and managed; 2) do not expose TD to any significant single loss events; and 3) do not risk harming the TD brand. TD has an Enterprise Risk Framework and a risk governance structure to support effective risk management and adherence to the TD risk appetite. TD’s risk management resources and processes are designed to enable all our businesses to understand the risks they are exposed to, and develop the governance, control, and risk management framework they need to manage them appropriately. These resources and processes are strengthened by our risk culture which emphasizes transparency and accountability.

RISKS INVOLVED IN OUR BUSINESSES
We have created an Enterprise Risk Framework that sets out the major risk categories, and identifies and defines a broad number of risks to which our businesses and operations could be exposed. These risk categories are Strategic Risk, Credit Risk, Market Risk, Liquidity Risk, Operational Risk, Insurance Risk, Regulatory and Legal Risk, and Reputational Risk. This Framework gives us an overall view of all potential risks TD and its individual businesses face and allows us to develop appropriate management strategies.

WHO MANAGES RISK
Our risk governance structure emphasizes and balances strong central oversight and control of risk with clear accountability for, and ownership of, risk within each business unit. This structure supports the flow of information between the business units, the members of the Senior Executive Team (SET), who represent each significant business segment and corporate oversight function (including Risk Management, Internal Audit and Compliance), the President and Chief Executive Officer (CEO), and the Board of Directors (Board).

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RISK GOVERNANCE STRUCTURE
The key elements of our risk governance structure are:

The Board
The Board oversees TD’s strategic direction and the implementation of an effective risk culture across the enterprise. It accomplishes its risk management mandate both directly and through its committees, including the Risk Committee of the Board (Risk Committee) and the Audit Committee.

The Risk Committee
The Risk Committee is responsible for overseeing risk management across TD. On an annual basis, the Risk Committee reviews and approves TD’s risk appetite statement and related metrics to ensure ongoing relevance and alignment with TD’s strategy. The Risk Committee approves enterprise risk management policies, and reviews actual risk profile against TD’s risk appetite.

Audit Committee
The Audit Committee, in addition to overseeing financial reporting, assesses the adequacy and effectiveness of internal controls, including controls over relevant risk management processes.

CEO and SET
The CEO, the Group Head and Chief Risk Officer (CRO), and other members of the SET develop TD’s long-term strategic direction and define TD’s risk appetite and apply it to the businesses. They manage risk in accordance with TD’s risk appetite and consider the impact of emerging risks on TD’s strategy and risk profile. This accountability includes identifying and reporting significant risks to the Risk Committee.

Executive Committees
The CEO in consultation with the CRO designates TD’s Executive Committees, which support the CEO in the overall management of risk. These Committees are chaired by members of the SET and meet regularly to provide oversight on governance, risk, and control at the most senior level, and review and endorse risk management policies, strategies, and controls.
The Enterprise Risk Management Committee (ERMC), chaired by the CEO, provides executive oversight over all risk categories identified in the Risk Framework. Additional Executive Committees have been established for certain areas based on the nature of the risk and related business activity:
•
Asset / Liability and Capital Committee - chaired by the Group Head, Corporate Development, Enterprise Strategy, and Treasury, oversees the management of TD’s non-trading market risk and each of its consolidated liquidity, funding, investments, and capital positions.

•	Operational Risk Oversight Committee - chaired by the CRO, oversees the strategic assessment of TD’s governance, control and operational risk structure.
•
Disclosure Committee - chaired by the Group Head, Finance and Chief Financial Officer, ensures that appropriate controls and procedures are in place and operating to permit timely, accurate, balanced and compliant disclosure to regulators, shareholders and the market.

•
Reputational Risk Committee - chaired by the CRO, oversees that corporate or business initiatives with significant reputational risk profiles have received adequate review for reputational risk implications prior to implementation.

Risk Management
The Risk Management function is headed by the CRO and provides independent oversight and governance with respect to risk identification, measurement, control, and monitoring and reporting. Risk Management’s primary objective is to support a comprehensive and proactive risk management approach that promotes a strong risk management culture. Risk Management works with the business segments and other corporate oversight groups to establish policies, standards, and limits that align with TD’s risk appetite, and monitors and reports on existing and emerging risks and compliance with TD’s risk appetite. There is an established framework in place for the identification and assessment of emerging risks and there are clear procedures for when and how risk events and issues are brought to the attention of senior management and the Risk Committee.

Business Segments
Each business segment within TD has its own risk management function that reports directly to Risk Management and indirectly to senior business management. This structure supports an appropriate level of central oversight while emphasizing ownership and accountability for risk within the business segment. Business management is responsible for setting the business-level risk appetite and metrics, which are reviewed by Risk Management and endorsed by the ERMC and approved by the CEO, to align with TD’s risk appetite and manage risk within approved risk limits as set out in TD policies.

Internal Audit
TD’s audit function provides independent assurance to the Board of the effectiveness of risk management, control and governance processes employed to ensure compliance with TD’s risk appetite. Internal Audit reports on its evaluation to management and the Board.

Compliance
The Compliance group establishes risk-based programs and standards to proactively manage known and emerging compliance risk across TD by providing independent oversight and delivering operational control processes to comply with the applicable legislation and regulatory requirements.

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HOW WE MANAGE RISK
TD’s risk management approach is comprehensive and proactive. It combines the experience and specialized knowledge of individual business segments, risk professionals, and the corporate oversight functions. TD’s risk appetite statement is the primary means used to communicate how TD views risk and its risk tolerances across all levels of the organization and for all major risk categories. TD’s risk appetite takes into account our mission, vision, guiding principles, strategy, as well as TD’s risk philosophy and capacity to bear risk. Current operating conditions and the impact of emerging risks on TD’s strategy and risk profile also inform how we apply TD’s risk appetite. TD’s Risk Appetite Statement is summarized as follows:

We take risks required to build our business, but only if those risks:
1.	Fit our business strategy, and can be understood and managed
2.	Do not expose the enterprise to any significant single loss events; we don’t ‘bet the bank’ on any single acquisition, business, or product
3.	Do not risk harming the TD brand

Risk Management is responsible for establishing practices and processes to formulate, report, monitor, and review the application of TD’s risk appetite and related metrics. Risk Management also monitors and evaluates the effectiveness of these practices and metrics. The following principles govern Risk Management in carrying out its mandate:
•	Enterprise-wide in Scope - Risk Management will span all areas of TD, including third-party alliances and joint venture undertakings, and all boundaries, both geographic and regulatory.
•	Transparent and Effective Communication - Matters relating to risk will be communicated and escalated in a timely, accurate, and forthright manner.
•	Enhanced Accountability - Risks will be explicitly owned, understood, and actively managed by the business and all employees.
•	Independent Oversight - Risk policies, procedures, and reporting will be established independently and objectively.
•	Integrated Risk and Control Culture - Risk management disciplines will be integrated into TD’s daily routines, decision-making, and strategy.
•	Strategic Balance - Risk will be managed to an acceptable level of exposure, recognizing the need to protect shareholder value.

Adherence to the TD’s risk appetite is managed and monitored enterprise-wide by Risk Management, supported by management oversight committees. Key policies and metrics have been implemented to safeguard against major risks. These key metrics are reported to senior management and the Board and Risk Committee regularly. Other metrics are tracked on an ongoing basis by management, and escalated to senior management and the Board, or a committee of the Board, as required.
In assessing compliance with TD’s risk appetite and quantifying risk, TD uses various risk measurement methodologies, including Value-at-Risk (VaR) analysis, scenario analysis, and stress testing. We also require significant business units and corporate oversight functions to assess their own key risks and internal controls annually through a structured risk and control self-assessment program. Internal and external risk events are also actively monitored to assess whether our internal controls are effective. This allows us to identify, escalate, and monitor significant risk issues as needed.
Our approach to managing risk also requires us to define the interaction between risk and capital assessment so that relevant risks can be appropriately captured in TD’s measurement and management of capital adequacy. This involves the review, challenge, and endorsement by senior management committees of the Internal Capital Adequacy Assessment Process (ICAAP) and related economic capital practices. Our performance is measured based on the allocation of risk-based capital to businesses and the cost charged against that capital. Lastly, we review and assess annually TD management’s performance against TD’s risk appetite as an input into compensation decisions.

Enterprise Stress Testing
Enterprise-wide stress testing at TD is part of the long-term strategic, financial, and capital planning exercise that helps define and understand risk tolerance. TD’s Enterprise-wide stress testing program involves the development, application, and assessment of severe but plausible stress scenarios on earnings and capital. It enables management to identify and articulate enterprise-wide risks and understand potential vulnerabilities that are relevant to TD's risk profile. Stress testing engages senior management in each business segment, Finance, Treasury and Balance Sheet Management, Economics, and Risk Management. The results are reviewed by senior executives, incorporated in TD’s planning process and presented to the Risk Committee and the Board.

The following pages describe the key risks we face and how they are managed.

Strategic Risk

Strategic risk is the potential for financial loss or reputational damage arising from ineffective business strategies, improper implementation of business strategies, or a lack of responsiveness to changes in the business environment.

WHO MANAGES STRATEGIC RISK
The CEO manages strategic risk supported by the members of the SET and the ERMC. The CEO, together with the SET, defines the overall strategy, in consultation with and subject to approval by the Board. The Enterprise Strategy group, under the leadership of the Group Head, Corporate Development, Enterprise Strategy, and Treasury is charged with developing TD’s overall longer-term strategy with input and support from senior executives across TD. In addition, each member of the SET is responsible for establishing and managing strategies for their business areas (organic and via acquisitions) and for ensuring such strategies are aligned with the overall enterprise strategy and risk appetite. Each SET member is also accountable to the CEO for monitoring, assessing, managing, and reporting on the effectiveness and risks of their business strategies. The ERMC oversees the identification and monitoring of significant and emerging risks related to TD’s strategies and ensures that mitigating actions are taken where appropriate.
The CEO reports to the Board on the implementation of TD’s strategies, identifying the risks within those strategies and explaining how they are managed.

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HOW WE MANAGE STRATEGIC RISK
The strategies and operating performance of significant business units and corporate functions are assessed regularly by the CEO and the relevant members of the SET through an integrated financial and strategic planning process, management meetings, operating/financial reviews, and strategic business reviews. Our annual planning process considers individual segment strategies and key initiatives and ensures alignment between business-level and enterprise-level strategies. Once the strategy is set, regular strategic business reviews conducted throughout the year ensure that alignment is maintained in its implementation. The reviews include an evaluation of the strategy of each business, the overall operating environment including competitive position, financial performance, initiatives for strategy execution, and key business risks. The frequency of strategic business reviews depends on the risk profile and size of the business or function. The overall state of Strategic Risk and adherence to TD’s risk appetite is reviewed by the ERMC in the normal course.

The shaded areas of this MD&A represent a discussion on risk management policies and procedures relating to credit, market, and liquidity risks as required under the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3862, Financial Instruments - Disclosures, which permits these specific disclosures to be included in the MD&A. Therefore, the shaded areas which include Credit Risk, Market Risk, and Liquidity Risk, form an integral part of the audited Consolidated Financial Statements for the years ended October 31, 2010 and 2011.

Credit Risk

Credit risk is the risk of loss if a borrower or counterparty in a transaction fails to meet its agreed payment obligations.
Credit risk is one of the most significant and pervasive risks in banking. Every loan, extension of credit or transaction that involves the transfer of payments between TD and other parties or financial institutions exposes TD to some degree of credit risk.
Our primary objective is to be methodical in our credit risk assessment so that we can better understand, select, and manage our exposures to reduce significant fluctuations in earnings.
Our strategy is to ensure central oversight of credit risk in each business, reinforcing a culture of transparency, accountability, independence, and balance.

WHO MANAGES CREDIT RISK
The responsibility for credit risk management is enterprise-wide. To reinforce ownership of credit risk, credit risk control functions are integrated into each business but report to Risk Management to ensure objectivity and accountability.
Each business segment’s credit risk control unit is primarily responsible for credit decisions and must comply with established policies, exposure guidelines and credit approval limits, and policy/limit exception procedures. It must also adhere to established standards of credit assessment and obtain Risk Management’s approval for material credit decisions.
Risk Management provides independent oversight of credit risk by developing centralized policies that govern and control portfolio risks and product-specific policies as required.
The Risk Committee ultimately oversees the management of credit risk and annually approves all major credit risk policies.

HOW WE MANAGE CREDIT RISK
Credit Risk is managed through a centralized infrastructure:
Risk Management centrally approves all credit risk policies, including exception management guidelines, as well as the discretionary limits of officers throughout TD for extending lines of credit.
Guidelines are established to monitor and limit country risk, industry risk, and group exposure in the portfolios in accordance with enterprise-wide policies approved by the Risk Committee.
Our Commercial Banking and Wholesale Banking businesses use credit risk models and policies to establish borrower and facility risk ratings, quantify and monitor the level of risk, and facilitate its management. The businesses also use risk ratings to determine the amount of credit exposure we are willing to extend to a particular borrower.
Our retail businesses use approved scoring techniques and standards in extending, monitoring, and reporting personal credit in our retail businesses. Management processes are used to monitor country, industry, and counterparty risk ratings, which include daily, monthly, quarterly and annual review requirements for credit exposures.
The key parameters used in our credit risk models are monitored on an ongoing basis.
Unanticipated economic or political changes in a foreign country could affect cross-border payments for goods and services, loans, dividends, trade-related finance, as well as repatriation of TD’s capital in that country. TD currently has credit exposure in a number of countries, with the majority of the exposure in North America. We measure country risk using approved risk rating models and qualitative factors that are also used to establish country exposure guidelines covering all aspects of credit exposure across all businesses. Country risk ratings are managed on an ongoing basis and are subject to a detailed review at least annually.

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As part of our credit risk strategy, we set limits on the amount of credit we are prepared to extend to specific industry sectors. We monitor our concentration to any given industry to ensure that our loan portfolio is diversified. We limit our risk using guidelines based on an internal risk rating score that combines our industry risk rating model and detailed industry analysis.
If several industry segments are affected by common risk factors, we assign a single exposure guideline to those segments. In addition, for each material industry, Risk Management assigns a maximum exposure limit or a concentration limit which is a percentage of our total wholesale and commercial exposure. We regularly review industry risk ratings to ensure that those ratings properly reflect the risk of the industry.
We also set limits on the amount of credit we are prepared to extend to a particular entity or group of entities (also referred to as “entity risk”). All entity risk is approved by the appropriate decision-making authority using guidelines based on the entity’s borrower risk rating, the facility risk rating(s) and the risk rating of the industry in which the entity operates. This exposure is monitored on a regular basis. As at October 31, 2011, entity exposures are in compliance with approved policies and TD does not have material entity exposure to any entity considered higher risk as defined by our credit policies and management’s internal monitoring process.
From time-to-time, we may use credit derivatives to mitigate industry concentration and borrower-specific exposure as part of our portfolio risk management techniques.
Exceptions to policy/limit guidelines are permitted subject to approval via established procedures.

The Basel II Framework
The objective of the Basel II Framework is to improve the consistency of capital requirements internationally and make required regulatory capital more risk-sensitive. Basel II sets out several options which represent increasingly more risk-sensitive approaches to calculating credit, market and operational risk and risk-weighted assets (RWA). RWA are a key determinant of our regulatory capital requirements.

Credit Risk and the Basel II Framework
We received approval from OSFI to use the Basel II Advanced Internal Ratings Based (AIRB) Approach for credit risk, effective November 1, 2007. We use the AIRB Approach for all material portfolios, except in the following areas:
•	We have approved exemptions to use the Standardized Approach for some small credit exposures in North America. Risk Management reconfirms annually that this approach remains appropriate.
•
We have received temporary waivers to use the Standardized Approach for our margin trading book, some small credit portfolios and the majority of our U.S. credit portfolios. Plans are in place to transition these portfolios to the AIRB Approach.

To continue to qualify to use the AIRB Approach for credit risk, TD must meet the ongoing conditions and requirements established by OSFI and the Basel II Framework. We regularly assess our compliance with the Basel II requirements and we have sufficient resources to implement the remaining Basel II work.

Credit Risk Exposures subject to the Standardized Approach
The Standardized Approach to credit risk is used primarily for assets in the U.S. Personal and Commercial Banking portfolio and plans are in place to transition to the AIRB Approach. Under the Standardized Approach, the assets are multiplied by risk-weights prescribed by OSFI to determine RWA. These risk-weights are assigned according to certain factors including counterparty type, product type, and the nature/extent of credit risk mitigation. We use external credit ratings assigned by one or more of Moody’s Investors Service, Standard & Poor’s, and Fitch to determine the appropriate risk weight for our exposures to Sovereigns (governments, central banks and certain public sector entities) and Banks (regulated deposit-taking institutions, securities firms and certain public sector entities) .

We apply the following risk weights to on-balance sheet exposures under the Standardized Approach:

Sovereign	0	%1
Bank	20	%1
Residential secured	35% or 75%2
Other retail (including small business entities)	75%
Corporate	100%
1	The risk weight may vary according to the external risk rating.
2	35% applied when loan to value <=80%, 75% when loan to value >80%.
Lower risk-weights apply where approved credit risk mitigants exist. Loans that are more than 90 days past due receive a risk-weight of either 100% (residential secured) or 150% (all other).
   For off-balance sheet exposures, specified credit conversion factors are used to convert the notional amount of the exposure into a credit equivalent amount.

Credit Risk Exposures subject to the AIRB Approach
The AIRB Approach to credit risk is used for all material portfolios except in the areas noted in the “Credit Risk and the Basel II Framework” section. Banks that adopt the AIRB Approach to credit risk must report credit risk exposures by counterparty type, each having different underlying risk characteristics. These counterparty types may differ from the presentation in our financial statements.

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   TD’s credit risk exposures are divided into two main portfolios, non-retail and retail. In the non-retail portfolio, we manage exposures on an individual borrower basis, using industry and sector-specific credit risk models, and expert judgment. We have categorized non-retail credit risk exposures according to the following Basel II counterparty types: corporate (wholesale and commercial customers), sovereign and bank.
    In the retail portfolio (individuals and small businesses), we manage exposures on a pooled basis, using predictive credit scoring techniques. We have three sub-types of retail exposures: residential secured (e.g., individual mortgages, home equity lines of credit), qualifying revolving retail (e.g., individual credit cards, unsecured lines of credit and overdraft protection products), and other retail (e.g., personal loans, student lines of credit, and small business banking credit products).

Risk Parameters
Under the AIRB Approach, credit risk is measured using the following risk parameters: probability of default (PD) - the likelihood that the borrower will not be able to meet its scheduled repayments within a one year time horizon; loss given default (LGD) - the amount of the loss TD would likely incur when a borrower defaults on a loan, which is expressed as a percentage of exposure at default (EAD) - the total amount we are exposed to at the time of default. By applying these risk parameters, we can measure and monitor our credit risk to ensure it remains within pre-determined thresholds.

Non-retail Exposures
We evaluate credit risk for non-retail exposures by rating for both the borrower risk and the facility risk. We use this system for all corporate, sovereign and bank exposures. We determine the risk ratings using industry and sector-specific credit risk models that quantify and monitor the level of risk and facilitate its management. All borrowers and facilities are assigned an internal risk rating that must be reviewed at least once each year.
   Each borrower is assigned a borrower risk rating that reflects the PD of the borrower using proprietary models and expert judgment. In assessing borrower risk, we review the borrower’s competitive position, industry, financial performance, economic trends, management and access to funds. TD’s 21-point borrower risk rating scale broadly aligns to external ratings as follows:

Description	Rating Category	Standard & Poor’s	Moody’s Investor Services
Investment grade	0 to 1C	AAA to AA-	Aaa to Aa3
	2A to 2C	A+ to A-	A1 to A3
	3A to 3C	BBB+ to BBB-	Baa1 to Baa3
Non-investment grade	4A to 4C	BB+ to BB-	Ba1 to Ba3
	5A to 5C	B+ to B-	B1 to B3
Watch and classified	6 to 8	CCC+ to CC and below	Caa1 to Ca and below
Impaired/default	9A to 9B	Default	Default
The facility risk rating maps to LGD and takes into account facility-specific characteristics such as collateral, seniority ranking of debt, and loan structure. Internal risk ratings are key to portfolio monitoring and management and are used to set exposure limits and loan pricing. Internal risk ratings are also used in the calculation of regulatory capital, economic capital, and general allowance for credit losses.

Derivative Exposures
Credit risk on derivative financial instruments, also known as counterparty credit risk, is the risk of a financial loss occurring as a result of the failure of a counterparty to meet its obligation to TD. We use the Current Exposure Method to determine regulatory capital requirements for derivative exposures. The Treasury Credit group within Wholesale Banking is responsible for implementing and ensuring compliance with credit policies established by TD for the management of derivative credit exposures.
   We use a range of qualitative and quantitative methods to measure and manage counterparty credit risk. These include statistical methods to measure and limit future potential exposure and stress tests to identify and quantify exposure to extreme events. We set gross notional limits to manage business volumes and concentrations and we regularly assess market conditions and the pricing quality of underlying financial instruments. Counterparty credit risk may increase during periods of receding market liquidity for certain instruments. Treasury Credit Management meets regularly with Trading and Credit Risk Management and front office Trading to discuss how evolving market conditions may impact on our assessment of market risk and counterparty credit risk.
   TD actively engages in risk mitigation strategies through the use of multi-product derivative master netting agreements, collateral and other credit risk mitigation techniques. Derivative-related credit risks are subject to the same credit approval, limit, monitoring, and exposure guideline standards that we use for managing other transactions that create credit risk exposure. These standards include evaluating the creditworthiness of counterparties, measuring and monitoring exposures, including wrong-way risk exposures, and managing the size, diversification, and maturity structure of the portfolios.
   There are two types of wrong-way risk exposures: general and specific. General wrong-way risk arises when the probability of default of the counterparties moves in the same direction as a given market risk factor. Specific wrong-way risk arises when the exposure to a particular counterparty moves in the same direction as the probability of default of the counterparty due to the nature of the transactions entered into with that counterparty. These exposures require specific approval by the appropriate level within the credit approval process. We record specific wrong-way risk exposures in the same manner as direct loan obligations and control them by way of approved facility limits.
   As part of the credit risk monitoring process, management meets on a periodic basis to review all exposures, including exposures resulting from derivative financial instruments to higher risk counterparties. As at October 31, 2011, after taking into account risk mitigation strategies, TD does not have a material derivative exposure to any counterparty considered higher risk as defined by management’s internal monitoring process. In addition, TD does not have a material credit risk valuation adjustment to any specific counterparty.

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	66

Retail Exposures
We have a large number of individual and small business customers in our retail credit segment. We use automated credit and behavioural scoring systems to process requests for retail credit. For larger and more complex transactions, we direct the requests to underwriters in regional credit centres who work within clear approval limits. Once retail credits are funded, we monitor current internal and external risk indicators on a regular basis to identify changes in risk.
We assess retail exposures on a pooled basis, with each pool consisting of exposures with similar characteristics. Pools are segmented by product type and by the PD estimate. We have developed proprietary statistical models and decision strategies for each retail product portfolio. Our models are based on ten or more years of internal historical data. Credit risk parameters (PD, EAD and LGD) for each individual facility are updated quarterly using the most recent borrower credit bureau and product-related information. We adjust the calculation of LGD to reflect the potential of increased loss during an economic downturn.
The following table maps PD ranges to risk levels:

Description	One-year PD range > - <=
Low risk	0.00% - 0.15%
Normal risk	0.15% - 1.10%
Medium risk	1.10% - 4.74%
High risk	4.74% -< 100%
Default	100.0%
Validation of the Credit Risk Rating System
Credit risk rating systems and methodologies are independently validated to verify that they remain accurate predictors of risk. The validation process includes the following considerations:

•	Risk parameter estimates - PDs, EADs, and LGDs are reviewed and updated against actual loss experience to ensure estimates continue to be reasonable predictors of potential loss.
•	Model performance - Estimates continue to be discriminatory, stable, and predictive.
•	Data quality - Data used in the risk rating system is accurate, appropriate, and sufficient.
•	Assumptions - Key assumptions underlying the development of the model remain valid for the current portfolio and environment.
Risk Management ensures that the credit risk rating system complies with TD’s model risk rating policy. At least annually, the Risk Committee is informed of the performance of the credit risk rating system. The Risk Committee must approve any material changes to TD’s credit risk rating system.

Stress Testing
To determine the potential loss that could be incurred under a range of adverse scenarios, we subject our credit portfolios to stress tests. Stress tests assess vulnerability of the portfolios to the effects of severe but plausible situations, such as an economic downturn or a material market disruption.

Credit Risk Mitigation
The techniques we use to reduce or mitigate credit risk include written policies and procedures to value and manage financial and non-financial security (collateral) and to review and negotiate netting agreements. The amount and type of collateral and other credit risk mitigation techniques required are based on TD’s own assessment of the counterparty’s credit quality and capacity to pay.
   In the Retail and Commercial Banking businesses, security for loans is primarily non-financial and includes residential real estate, real estate under development, commercial real estate and business assets, such as accounts receivable, inventory and fixed assets. In the Wholesale Banking business, a large portion of loans is to investment grade borrowers where no security is pledged. Non-investment grade borrowers typically pledge business assets in the same manner as commercial borrowers. Common standards across TD are used to value collateral, determine recalculation schedules and to document, register, perfect and monitor collateral.
Security for derivative exposures is primarily financial and includes cash and negotiable securities issued by highly rated governments and investment grade issuers. The Treasury Credit group within Wholesale Banking is the central source of financial collateral processes. These processes include pre-defined discounts and procedures for the receipt, safekeeping, and release of pledged securities.
In all but exceptional situations, we secure collateral by taking possession and controlling it in a jurisdiction where we can legally enforce our collateral rights. Exceptionally, and when demanded by our counterparty, we hold or pledge collateral with a third-party custodian. We document third-party arrangements with a Custody and Control Agreement.
We may take guarantees to reduce the risk in credit exposures. We only recognize irrevocable guarantees that are provided by entities with a better risk rating than that of the borrower or counterparty to the transaction.

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	67

TD makes use of credit derivatives to mitigate credit risk. The credit, legal, and other risks associated with these transactions are controlled through well-established procedures. Our policy is to enter into these transactions with investment grade financial institutions. Credit risk to these counterparties is managed through the same approval, limit and monitoring processes we use for all counterparties for which we have credit exposure. We also use collateral and master netting agreements to mitigate derivative counterparty exposure.

Gross Credit Risk Exposure
Gross credit risk exposure, also referred to as exposure at default (EAD), is the total amount we are exposed to at the time of default of a loan and is measured before specific provisions or write-offs. Gross credit risk exposure does not reflect the effects of credit risk mitigation and includes both on- and off-balance sheet exposures. On-balance sheet exposures consist primarily of outstanding loans, acceptances, non-trading securities, derivatives, and certain other repo-style transactions. Off-balance sheet exposures consist primarily of undrawn commitments, guarantees, and certain other repo-style transactions.
Gross credit risk exposure for the two approaches we use to measure credit risk is given in the following table:

TABLE 50: GROSS CREDIT RISK EXPOSURE - BASEL II: STANDARDIZED AND AIRB APPROACHES1
(millions of Canadian dollars)		As at Oct. 31, 2011			As at Oct. 31, 2010
	Standardized	AIRB	Total	Standardized	AIRB	Total
Retail
Residential secured	$17,242	$161,116	$178,358	$13,486	$146,777	$160,263
Qualifying revolving retail	-	42,736	42,736	-	40,940	40,940
Other retail	25,139	30,520	55,659	17,943	28,205	46,148
	42,381	234,372	276,753	31,429	215,922	247,351
Non-retail
Corporate	53,165	123,292	176,457	50,436	114,603	165,039
Sovereign	23,559	64,432	87,991	8,872	63,633	72,505
Bank	20,363	119,683	140,046	20,916	112,003	132,919
	97,087	307,407	404,494	80,224	290,239	370,463
Gross credit risk exposures	$139,468	$541,779	$681,247	$111,653	$506,161	$617,814
1	Gross credit risk exposures represent EAD and are before the effects of credit risk mitigation. This table excludes securitization and equity exposures.

Other Credit Risk Exposures
Non-trading Equity Exposures
Our non-trading equity exposures are at a level that represents less than 5% of our combined Tier 1 and Tier 2 capital. As a result, we use OSFI-prescribed risk weights to calculate our RWA on non-trading equity exposures.

Securitization Exposures
For externally rated securitization exposures, we use both the Standardized Approach and the Ratings Based Approach (RBA). Both approaches assign risk weights to exposures using external ratings. We use ratings assigned by one or more of Moody’s Investors Service, Standard & Poor’s, Fitch and DBRS. The RBA also takes into account additional factors including the time horizon of the rating (long-term or short-term), the amount of detail available on the underlying asset pool and the seniority of the position.
We use the Internal Assessment Approach (IAA) to calculate RWA for our exposures relating to asset-backed commercial paper (ABCP) securitizations that are not externally rated. Under the IAA, exposures are multiplied by OSFI-prescribed risk weights to calculate RWA.

Market Risk
Market risk is the risk of loss in financial instruments or the balance sheet due to adverse movements in market factors such as interest and exchange rates, prices, credit spreads, volatilities, and correlations.
We are exposed to market risk in our trading and investment portfolios, as well as through our non-trading activities. In our trading and investment portfolios, we are active participants in the market, seeking to realize returns for TD through careful management of our positions and inventories. In our non-trading activities, we are exposed to market risk through the transactions that our customers execute with us.
We comply with the Basel II market risk requirements as at October 31, 2011 using the Internal Model Method.

MARKET RISK IN TRADING ACTIVITIES

The four main trading activities that expose us to market risk are:

•
 Market making – We provide markets for a large number of securities and other traded products. We keep an inventory of these securities to buy from and sell to investors, profiting from the spread between bid and ask prices.

•	Sales – We provide a wide variety of financial products to meet the needs of our clients, earning money on these products from mark-ups and commissions.
•
 Arbitrage – We take positions in certain markets or products and offset the risk in other markets or products. Our knowledge of various markets and products and how they relate to one another allows us to identify and benefit from pricing anomalies.

•	Positioning – We aim to make profits by taking positions in certain financial markets in anticipation of changes in those markets

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	68

WHO MANAGES MARKET RISK IN TRADING ACTIVITIES
Primary responsibility for managing market risk in trading activities lies with Wholesale Banking with oversight from Trading Risk within Risk Management. There is a Market Risk and Capital Committee chaired by the Senior Vice President, Trading Risk, and including Wholesale Banking senior management which meets regularly to conduct a review of the market risk profile and trading results of our trading businesses, recommend changes to risk policies, review underwriting inventories, and review the usage of capital and assets in Wholesale Banking.

HOW WE MANAGE MARKET RISK IN TRADING ACTIVITIES
Market risk plays a key part in the assessment of any trading business strategy. We launch new trading initiatives or expand existing ones only if the risk has been thoroughly assessed and is judged to be within our risk appetite and business expertise, and if the appropriate infrastructure is in place to monitor, control, and manage the risk.

Trading Limits
We set trading limits that are consistent with the approved business strategy for each business and our tolerance for the associated market risk, aligned to TD’s market risk appetite. In setting limits, we take into account market volatility, market liquidity, organizational experience and business strategy. Limits are prescribed at the portfolio level, business line level, and in Wholesale Banking in aggregate.
The core market risk limits are based on the key risk drivers in the business and include notional limits, credit spread limits, yield curve shift limits, price, and volatility shift limits.
Another primary measure of trading limits is Value-at-Risk (VaR), which we use to monitor and control overall risk levels and to calculate the regulatory capital required for market risk in trading activities. VaR measures the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of time.
At the end of each day, risk positions are compared with risk limits, and any excesses are reported in accordance with established market risk policies and procedures.

Calculating VaR
TD estimates total VaR on a daily basis by combining the General Market Risk (GMR) and Debt Specific Risk (DSR) exposure associated with TD’s trading positions. GMR is determined by creating a distribution of potential changes in the market value of the current portfolio. We value the current portfolio using the market price and rate changes (for equity, interest rate, foreign exchange, credit, and commodity products) of the most recent 259 trading days. GMR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days.
    DSR measures migration and default risk as well as idiosyncratic credit spread risk for credit products in the trading portfolio. Monte Carlo Simulation is used to capture potential changes in value due to migrations, defaults and idiosyncratic spread movements. Similar to GMR, DSR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days.
    Trading-related revenue is the total of trading income reported in other income and the net interest income from trading positions reported in net interest income. Trading related revenue in the graph below excludes revenue related to changes in the fair value of loan commitments. The commitments are not included in the Value at Risk measure as they are not managed as trading positions. In 2011, there were 63 days of trading losses, with 1 breach of VaR primarily caused by market events around the U.S. Government debt rating downgrade.

The graph below discloses daily VaR usage and trading-related revenue within Wholesale Banking.

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	69

TABLE 51: VALUE-AT-RISK USAGE1
(millions of Canadian dollars)	2011								2010
	As at	Average	High	Low	As at	Average	High		Low
Interest rate 2	$7.5	$6.5	$10.3	$4.0	$14.4	$12.6	$20.0		$8.1
Credit spread risk2	9.0	8.8	12.2	4.7
Equity risk	4.1	5.3	9.4	3.8	6.4	7.8	11.3		6.1
Foreign exchange risk	1.3	3.0	5.4	1.3	1.5	2.5	6.1		0.7
Commodity risk	0.8	0.7	1.0	0.4	0.8	1.1	3.4		0.4
Debt specific risk	21.3	20.3	26.1	13.4	22.9	17.2	26.5		10.2
Diversification effect3	(19.4)	(20.5)	N/A	N/A	(18.0)	(18.9)	n/m	4	n/m	4
Total Value-at-Risk	$24.6	$24.1	$29.0	$17.1	$28.0	$22.3	$32.0		$14.5
1	On July 22, 2011, the VaR calculation was updated to include additional risk factors. Upon implementation, inclusion of these additional risk factors increased VaR by approximately $2 million.
2
Interest rate risk includes credit spread risk results until July 21, 2011. Credit spread risk is measured separately from interest rate risk as of July 22, 2011. Prior period comparatives have not been re-classified due to this change.

3	The aggregate VaR is less than the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification.
4	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.
Validation of VaR Model
For each of our trading portfolios, and for the portfolio as a whole, we use a back-testing process to compare the actual and theoretical profit and losses to VaR to ensure that they are consistent with the statistical assumptions of the VaR model. The theoretical change in profit and loss is generated using the daily price movements on the assumption that there is no change in the composition of the portfolio.

Stress Testing
Our trading business is subject to an overall global stress test limit. In addition, global businesses have stress test limits, and each broad risk class has an overall stress test limit. Stress scenarios are designed to model extreme economic events, replicate worst-case historical experiences, or introduce severe but plausible changes in key market risk factors. The stress testing program includes scenarios developed using actual historical market data during periods of market disruption. The events we have modeled include the 1987 equity market crash, the 1998 Russian debt default crisis, the aftermath of September 11, 2001, the 2007 Canadian ABCP crisis, and the collapse of Lehman Brothers along with the ensuing credit crisis of fall 2008.
    Stress tests are produced and reviewed regularly with the Market Risk and Capital Committee.

MARKET RISK IN OTHER WHOLESALE BANKING ACTIVITIES
We are also exposed to market risk arising from a legacy portfolio of bonds and preferred shares held in TD Securities and in our remaining merchant banking investments. Risk management reviews and approves policies and procedures, which are established to monitor, measure, and mitigate these risks.

We are exposed to market risk when we enter into non-trading banking transactions with our customers. These transactions primarily include deposit taking and lending, which are also referred to as “asset and liability” positions.

Asset/Liability Management

Asset/liability management deals with managing the market risks of our traditional banking activities. Such market risks primarily include interest rate risk and foreign exchange risk.

WHO IS RESPONSIBLE FOR ASSET/LIABILITY MANAGEMENT

The Treasury and Balance Sheet Management Department (TBSM) measures and manages the market risks of our non-trading banking activities, with oversight from the Asset/Liability and Capital Committee, which is chaired by the Group Head Corporate Development, Strategy and Treasury, and includes other senior executives. The Risk Committee of the Board periodically reviews and approves all asset/liability management market risk policies and receives reports on compliance with approved risk limits.

HOW WE MANAGE OUR ASSET AND LIABILITY POSITIONS

When TD products are issued, risks are measured using a fully hedged option-adjusted transfer-pricing framework that allows us to measure and manage product risk within a target risk profile. The framework also ensures that business units engage in risk-taking activities only if they are productive.

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	70

 Managing Interest Rate Risk
Interest rate risk is the impact that changes in interest rates could have on our margins, earnings and economic value. The objective of interest rate risk management is to ensure that earnings are stable and predictable over time. To this end, we have adopted a disciplined hedging approach to managing the net income contribution from our asset and liability positions, including a modeled maturity profile for non-rate sensitive assets, liabilities and equity. Key aspects of this approach are:

•	Evaluating and managing the impact of rising or falling interest rates on net interest income and economic value.
•	Measuring the contribution of each TD product on a risk-adjusted, fully-hedged basis, including the impact of financial options, such as mortgage commitments, that are granted to customers.
•	Developing and implementing strategies to stabilize net income from all personal and commercial banking products.

We are exposed to interest rate risk when asset and liability principal and interest cash flows have different payment or maturity dates. These are called “mismatched positions.” An interest-sensitive asset or liability is repriced when interest rates change, when there is cash flow from final maturity, normal amortization, or when customers exercise prepayment, conversion or redemption options offered for the specific product.
Our exposure to interest rate risk depends on the size and direction of interest rate changes, and on the size and maturity of the mismatched positions. It is also affected by new business volumes, renewals of loans or deposits, and how actively customers exercise options, such as prepaying a loan before its maturity date.
Interest rate risk is measured using various interest rate “shock” scenarios to estimate the impact of changes in interest rates on both TD’s annual Earnings at Risk (EaR) and Economic Value at Risk (EVaR). EaR is defined as the change in our annual net interest income from a 100 bps unfavourable interest rate shock due to mismatched cash flows. EVaR is defined as the difference in the change in the present value of our asset portfolio and the change in the present value of our liability portfolio, including off-balance sheet instruments, resulting from a 100 bps unfavourable interest rate shock.
TD’s policy sets overall limits on EVaR and EaR based on a 100 bps adverse interest rate shock for its management of Canadian and U.S. non-trading interest rate risk.
We regularly perform valuations of all asset and liability positions, as well as off-balance sheet exposures. Our objective is to generate stable interest income over time through disciplined asset/liability matching.
The interest rate risk exposures from products with closed (non-optioned) fixed-rate cash flows are measured and managed separately from products that offer customers prepayment options. We project future cash flows by looking at the impact of:

•	An assumed maturity profile for our core deposit portfolio.
•	Our targeted investment profile on our net equity position.
•	Liquidation assumptions on mortgages other than from embedded pre-payment options.

The objective of portfolio management within the closed book is to eliminate cash flow mismatches, so that net interest income becomes more predictable. Product options, whether they are freestanding options such as mortgage rate commitments or embedded in loans and deposits, expose us to a significant financial risk. We model our exposure from freestanding mortgage rate commitment options using an expected funding profile based on historical experience. We model our exposure to written options embedded in other products, such as the rights to prepay or redeem, based on analysis of rational customer behaviour. We also model the margin compression that would be caused by declining interest rates on certain interest rate sensitive demand deposit accounts. To manage product option exposures we purchase options or use a dynamic hedging process designed to replicate the payoff on a purchased option.

The following graph shows our interest rate risk exposure (as measured by EVaR) on all non-trading assets, liabilities, and derivative instruments used for interest rate risk management.

TD uses derivative financial instruments, wholesale instruments and other capital market alternatives and, less frequently, product pricing strategies to manage interest rate risk. As at October 31, 2011, an immediate and sustained 100 bps increase in interest rates would have decreased the economic value of shareholders’ equity by $110.9 million (2010 – ($165.4) million) after tax. An immediate and sustained 100 bps decrease in interest rates would have reduced the economic value of shareholders’ equity by $201.9 million (2010 – ($116.5) million) after tax.

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	71

TABLE 52: SENSITIVITY OF AFTER-TAX ECONOMIC VALUE AT RISK BY CURRENCY
(millions of Canadian dollars)				As at
		Oct. 31, 2011		Oct. 31, 2010
Currency	100 bps increase	100 bps decrease	100 bps increase	100 bps decrease
Canadian dollar	$5.9	$(78.6)	$(12.4)	$(68.1)
U.S. dollar	(116.8)	(123.3)	(153.0)	(48.4)
	$(110.9)	$(201.9)	$(165.4)	$(116.5)

For the EaR measure (not shown on the graph), a 100 basis point increase in interest rates on October 31, 2011 would have decreased pre-tax net income by $40.4 million (2010 - $20.7 million decrease) in the next 12 months. A 100 basis point decrease in interest rates on October 31, 2011 would have increased pre-tax net income by $29.5 million (2010 - $20.7 million increase) in the next 12 months.
   The following table shows the sensitivity of net income (pre-tax) by currency for those currencies where TD has material exposure.

TABLE 53: SENSITIVITY OF PRE-TAX EARNINGS AT RISK BY CURRENCY
(millions of Canadian dollars)				As at
	Oct. 31, 2011			Oct. 31, 2010
Currency	100 bps increase	100 bps decrease	100 bps increase	100 bps decrease
Canadian dollar	$(6.7)	$6.7	$(1.0)	$1.0
U.S. dollar	(33.7)	22.9	(19.7)	19.7
	$(40.4)	$29.6	$(20.7)	$20.7

Managing Non-trading Foreign Exchange Risk
Foreign exchange risk refers to losses that could result from changes in foreign-currency exchange rates. Assets and liabilities that are denominated in foreign currencies have foreign exchange risk.
We are exposed to non-trading foreign exchange risk from our investments in foreign operations. When our foreign currency assets are greater or less than our liabilities in that currency, they create a foreign currency open position. An adverse change in foreign exchange rates can impact our reported net income and shareholders’ equity, and also our capital ratios. Our objective is to minimize these impacts.
Minimizing the impact of an adverse foreign exchange rate change on reported shareholders’ equity will cause some variability in capital ratios, due to the amount of RWA that are denominated in a foreign currency. If the Canadian dollar weakens, the Canadian-dollar equivalent of our RWA in a foreign currency increases, thereby increasing our capital requirement. For this reason, the foreign exchange risk arising from the Bank’s net investments in foreign operations is hedged to the point where capital ratios change by no more than an acceptable amount for a given change in foreign exchange rates.

Managing Available-for-sale Investment Portfolio
The Bank manages an available-for-sale securities portfolio as part of the overall asset and liability management process. The available-for-sale securities portfolio consists of two distinct populations, a Canadian mortgage backed securities portfolio that is backed by loans originated and subsequently securitized by the Bank and the investment portfolio that consists of securities purchased by the Bank. The Canadian mortgage backed securities portfolio gives the Bank flexibility for collateral posting, funding, and liquidity. In general, the investment portfolio is managed using high quality low risk securities in a manner appropriate to the attainment of the following goals: (i) to generate a targeted credit of funds to deposits in excess of lending; (ii) to provide a sufficient margin of liquid assets to meet unanticipated deposit and loan fluctuations and overall funds management objectives; (iii) to provide eligible securities to meet collateral requirements and cash management operations; and (iv) to manage the target interest rate risk profile of the balance sheet. Strategies for the investment portfolio are managed based on the interest rate environment, balance sheet mix, actual and anticipated loan demand, funding opportunities and the overall interest rate sensitivity of the Bank. The Risk Committee reviews and approves the investment policies and limits for TD’s own portfolio.

WHY PRODUCT MARGINS FLUCTUATE OVER TIME

As explained above, the objective of our approach to asset/liability management is to lock in margins on fixed-rate loans and deposits as they are booked. It also offsets the impact of an instantaneous interest-rate shock on the amount of net interest income to be earned over time as a result of cash flow mismatches and the exercise of embedded options. Despite this approach, however, the margin on average earning assets is subject to change over time for the following reasons:

•	Margins earned on new and renewing fixed-rate products relative to the margin previously earned on matured products will affect the existing portfolio margin.
•	The weighted-average margin on average earning assets will shift as the mix of business changes.
•	Changes in the prime-Bankers’ Acceptances (BA) basis and the lag in changing product prices in response to changes in wholesale rates may have an impact on margins earned.

The general level of interest rates will affect the return we generate on our modeled maturity profile for core deposits and the investment profile for our net equity position as it evolves over time. The general level of interest rates is also a key driver of some modeled option exposures, and will affect the cost of hedging such exposures.
    Our approach tends to moderate the impact of these factors over time, resulting in a more stable and predictable earnings stream.

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	72

We use simulation modeling of net interest income to assess the level and changes in net interest income to be earned over time under various interest rate scenarios.

The model also includes the impact of projected product volume growth, new margin and product mix assumptions.

Liquidity Risk

Liquidity risk is the risk of having insufficient cash or collateral resources to meet financial obligations without raising funds at unfavourable rates or having the ability to sell assets at a reasonable price in a timely manner. Demand for cash can arise from deposit withdrawals, debt maturities, and commitments to provide credit or liquidity support.
As a financial organization, we must ensure that we have continued access to sufficient and appropriate funding to cover our financial obligations as they come due, and to sustain and grow our assets and operations under both normal and stress conditions. In the event of a funding disruption, we need to continue to operate without being forced to sell non-marketable assets and/or significantly altering our business strategy. The process that ensures adequate access to funding and reserve liquidity is known as the management of liquidity risk.

WHAT IS OUR LIQUIDITY RISK APPETITE?
Liquidity risk has the potential to place TD in a highly vulnerable position because, in the event that we cannot meet our funding commitments and/or requirements, we would cease to operate as a going concern. Accordingly, we maintain a sound and prudent approach to managing our potential exposure to liquidity risk including targeting a stringent 90-day survival horizon under severe operating conditions caused by a combination of a bank-specific and market-wide stress scenario. This targeted survival horizon and related liquidity and funding management strategies comprise an integrated liquidity risk management program designed to ensure that we maintain a low exposure to adverse changes in liquidity levels due to identified causes of liquidity risk.

WHO IS RESPONSIBLE FOR LIQUIDITY RISK MANAGEMENT

The Asset/Liability and Capital Committee (ALCO) oversees our liquidity risk management program. It ensures that there is an effective management structure to properly measure and manage liquidity risk. In addition, the Global Liquidity Forum, comprising senior management from TBSM, Risk Management, Finance, and Wholesale Banking, identifies and monitors our liquidity risks. When necessary, the Forum recommends actions to the ALCO to maintain our liquidity positions within limits under normal and stress conditions.
We have one Global Liquidity & Asset Pledging Policy, but the major operating areas measure and manage liquidity risks as follows:

•	TBSM is responsible for consolidating and reporting TD’s global liquidity position and for managing the Canadian Personal and Commercial Banking and domestic Wealth Management liquidity positions.
•
Wholesale Banking, working closely with Trading Risk within Risk Management, is responsible for managing the liquidity risks inherent in each of the Wholesale Banking portfolios and its regulated consolidated subsidiaries.

•
TD’s U.S. Treasury Group is responsible for managing the liquidity position of the U.S. Personal and Commercial Banking segment. TBSM works closely with the segment to ensure consistency with the global liquidity risk management framework.

•
Each area must comply with the Global Liquidity and Asset Pledging Policy. The policy is periodically reviewed by the Risk Committee. Management responsible for liquidity in our U.S. segment and each of our regulated overseas branches and/or subsidiaries is also required to implement the policies and related liquidity risk management programs that are necessary in order to meet local business conditions and/or regulatory requirements. Each of these policies is subject to review by the Global Liquidity Forum and approval by ALCO.

HOW WE MANAGE LIQUIDITY RISK

Our overall liquidity requirement is defined as the amount of liquidity we need to fund expected cash flows, as well as a prudent liquidity reserve to fund potential cash outflows in the event of a capital markets disruption or other event that could affect our access to liquidity. We do not rely on short-term wholesale funding for purposes other than funding marketable securities or short-term assets.
To define the amount of liquidity that must be held at all times for a specified minimum 90 day period, we use a conservative “Severe Combined Stress” scenario that models potential liquidity requirements and asset marketability during a confidence crisis that has been triggered in the markets specifically with respect to our ability to meet obligations as they come due. In addition to this Bank-specific event, the “Severe Combined Stress” scenario also incorporates the impact of a stressed market-wide liquidity event that results in a significant reduction in access to both short- and long-term funding for all institutions, a significant increase in our cost of funds and a significant decrease in the marketability of assets. This scenario ensures that we have sufficient liquidity to cover total requirements equal to 100% of our unsecured wholesale debt coming due, potential retail and commercial deposit run-off and forecasted operational requirements. In addition, we include coverage of Bank-sponsored funding programs, such as the Bankers’ Acceptances we issue on behalf of clients and Bank-sponsored ABCP.
To meet the resulting total liquidity requirements, we hold assets that can be readily converted into cash. Assets must be currently marketable, of sufficient credit quality and available-for-sale to be considered readily convertible into cash. Liquid assets are represented in a cumulative liquidity gap framework based on settlement timing and market depth. Assets that are not available without delay due to collateral requirements or other similar purposes are not considered within the framework.
    Our surplus liquid-asset position is our total liquid assets less our unsecured wholesale funding requirements, potential non-wholesale deposit run-off and contingent liabilities coming due in a given specified time bucket. On October 31, 2011, our aggregate surplus liquid-asset position for up to 90 days, as measured under the “Severe Combined Stress” scenario for Canadian Personal and Commercial Banking (including domestic Wealth Management) and Wholesale Bank operations was $2.7 billion, (2010 – $10.7 billion). The surplus liquid-asset position for U.S. Personal and Commercial Banking operations as at October 31, 2011 was $10.6 billion (2010 – $7.0 billion).

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	73

We also use an extended liquidity coverage test to measure our ability to fund our operations on a fully secured basis for a period of one year. For the purposes of calculating the results of this test, we estimate the marketability and pledging potential of available assets not considered liquid within 90 days under the “Severe Combined Stress” scenario and then deduct an estimate for potential wholesale liability and deposit run-off and additional utilization of committed lines of credit over a 91 to 365 day period. On October 31, 2011, our estimate of liquid assets less requirements, as measured under the extended liquidity coverage test, for Canadian Personal and Commercial Banking and Wholesale Banking operations was $15.1 billion (2010 - $15.4 billion) and for U.S. Personal and Commercial Banking operations was $15.3 billion (2010 - $13.4 billion).
While each of our business segments has responsibility for the measurement and management of its own liquidity risks, we also manage liquidity on an enterprise-wide basis in order to maintain consistent and efficient management of liquidity risk across all of our operations.
We have contingency funding plans in place to provide direction in the event of a specific local liquidity crisis.
   Credit ratings are important to our borrowing costs and ability to raise funds. Rating downgrades could potentially result in higher financing costs and reduce access to capital markets. A lowering of credit ratings may also affect our ability to enter into normal course derivative or hedging transactions and impact the costs associated with such transactions. We regularly review the level of increased collateral our trading counterparties would require in the event of a downgrade of TD’s credit rating. We believe that the impact of a one notch downgrade would be minimal and could be readily managed in the normal course of business, but more severe downgrades could have a more significant impact by increasing our cost of borrowing and/or requiring us to post additional collateral for the benefit of our trading counterparties. Credit ratings and outlooks provided by the ratings agencies reflect their views and are subject to change from time to time, based on a number of factors, including our financial strength, competitive position and liquidity as well as factors not entirely within our control, including the methodologies used by rating agencies and conditions affecting the overall financial services industry.

TABLE 54: CREDIT RATINGS
As at
Oct. 31, 20111
Ratings agency	Short-term debt rating	Senior long-term debt rating and outlook
Moody’s	P-1	Aaa	Negative
S&P	A-1+	AA-	Stable
Fitch	F1+	AA-	Stable
DBRS	R-1 (high)	AA	Stable
1
These ratings are for The Toronto-Dominion Bank legal entity. A more extensive listing, including subsidiaries’ ratings, is available on TD’s website at http://www.td.com/investor/credit.jsp. Credit ratings are not recommendations to purchase, sell or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

FUNDING

We have a large base of stable retail and commercial deposits, making up over 70% of total funding. In addition, we have an active external wholesale funding program to provide access to widely diversified funding sources, including asset securitization, covered bonds and unsecured wholesale debt. Our unsecured wholesale funding is diversified geographically, by currency and by distribution network. We maintain limits on the amounts of deposits we can hold from any single depositor in order not to rely excessively on one or a small group of customers as a source of funding. When deposit levels exceed these limits, the excess amount must be invested in highly liquid assets and, as a result, is not used to fund our Wholesale Banking requirements. We also limit the wholesale funding that can mature in a given time period. These funding limits are designed to address the potential operational complexity in selling assets and reduced asset liquidity in a systemic market event and also serve to limit our exposure to large liability maturities.
Over the last year, we have been able to meet our external funding needs primarily through sales of National Housing Act Mortgage-Backed Securities, Covered Bonds, Term Asset-Backed Securities and Senior Medium Term Notes. We continue to explore all opportunities to access expanded or lower cost funding on a sustainable basis relative to our projected term funding requirements.
    The following table represents the various sources of funding obtained for the year:

TABLE 55: TERM FUNDING SOURCES
(billions of Canadian dollars)	2011	2010
Assets securitized	$6.9	$9.0
Covered bonds	5.0	2.0
Preferred shares and capital trust securities	-	-
Total	$11.9	$11.0

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	74

Contractual Obligations

TD has contractual obligations to make future payments on operating and capital lease commitments, certain purchase obligations and other liabilities. These contractual obligations have an impact on TD’s short-term and long-term liquidity and capital resource needs. The table below summarizes the remaining contractual maturity for certain undiscounted financial liabilities and other contractual obligations.

TABLE 56: CONTRACTUAL OBLIGATIONS BY REMAINING MATURITY
(millions of Canadian dollars)	2011					2010
		Over 1 year	Over 3 to	Over
	Within 1 year	to 3 years	5 years	5 years	Total	Total
Deposits1	$389,331	$48,056	$23,445	$20,282	$481,114	$429,971
Subordinated notes and debentures	202	148	-	11,320	11,670	12,506
Operating lease commitments	621	1,206	1,017	2,677	5,521	4,561
Capital lease commitments	34	65	32	18	149	97
Network service agreements	25	52	-	-	77	32
Automated banking machines	119	303	109	-	532	330
Contact centre technology	32	29	-	-	61	88
Software licensing and equipment maintenance	79	46	-	-	125	130
Total	$390,443	$49,905	$24,603	$34,297	$499,249	$447,715
1	As the timing of deposits payable on demand, and deposits payable after notice, is non-specific and callable by the depositor, obligations have been included as less than one year.

CREDIT AND LIQUIDITY COMMITMENTS
In the normal course of business, TD enters into various commitments and contingent liability contracts. The primary purpose of these contracts is to make funds available for the financing needs of customers. TD’s policy for requiring collateral security with respect to these contracts and the types of collateral security held is generally the same as for loans made by TD.
The values of credit instruments reported below represent the maximum amount of additional credit that TD could be obligated to extend should contracts be fully utilized. The following table provides the contractual maturity of notional amounts of credit, guarantee, and liquidity commitments should contracts be fully drawn upon and clients default. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

TABLE 57: CREDIT AND LIQUIDITY COMMITMENTS
(millions of Canadian dollars)	2011	2010
Financial and performance standby letters of credit	$14,604	$14,299
Documentary and commercial letters of credit	271	262
Commitments to extend credit1
Original term to maturity of one year or less	28,595	28,206
Original term to maturity of more than one year	45,105	42,734
Total	$88,575	$85,501
1	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at TD’s discretion at any time.

PLEDGED ASSETS, REPURCHASE AGREEMENTS AND COLLATERAL
In the ordinary course of business, securities and other assets are pledged against liabilities. As at October 31, 2011, securities and other assets with a carrying value of $49 billion (2010 – $46 billion) were pledged in respect of securities sold short or under repurchase agreements. In addition, as at October 31, 2011, assets with a carrying value of $18 billion (2010 – $17 billion) were deposited for the purposes of participation in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions, or as security for contract settlements with derivative exchanges or other derivative counterparties.
In the ordinary course of business, the Bank enters into security lending arrangements where it agrees to lend unpaid customer securities, or its own securities, to borrowers on a fully collateralized basis. Securities lent as at October 31, 2011 amounted to $16 billion (2010 – $12 billion).
In addition, the Bank may accept financial assets as collateral that the Bank is permitted to sell or repledge in the absence of default. These transactions are conducted under terms that are usual and customary to standard lending, and security borrowing and lending activities. As at October 31, 2011, the fair value of financial assets accepted as collateral that the Bank is permitted to sell or repledge in the absence of default is $26.2 billion (2010 – $24.2 billion). The fair value of financial assets accepted as collateral that has been sold or repledged (excluding cash collateral) was $8.6 billion as at October 31, 2011 (2010 – $6.7 billion).
As at October 31, 2011, $7.4 billion (2010 – $2.2 billion) of consumer instalment and other personal loan assets were also pledged in respect of covered bonds issued by the Bank. These assets were sold by the Bank to a VIE which is consolidated by the Bank. A discussion on the structure of this VIE and assets held is included in Note 6.

REGULATORY DEVELOPMENTS CONCERNING LIQUIDITY
In December 2010, the Basel Committee on Banking Supervision (“BCBS”) issued a final framework document outlining two new liquidity standards in addition to supplemental reporting metrics applicable to all internationally active banks. The document prescribes the Liquidity Coverage Ratio (“LCR”) and Net Stable Funding Ratio (“NSFR”) as minimum regulatory standards effective January 1, 2015 & January 1, 2018 respectively.  In the intervening period, regulators and banks will work together conducting quantitative impact studies to assist in evaluating the impact of these new standards on financial markets and refining associated calibration factors and/or operational requirements.  The Bank continues to assess the potential impacts and effects upon its liquidity risk management framework across all relevant and affected reporting business segments, until such time as the LCR standard is fully defined by mid-2013. The structure of TD Bank’s “Severe Combined Stress” scenario exhibits similarity with the severe shock used as the basis to calibrate the BCBS’ LCR standard.

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	75

Operational Risk
Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.
Operating a complex financial institution exposes our businesses to a broad range of operational risks, including failed transaction processing and documentation errors, fiduciary and information breaches, technology failures, business disruption, theft and fraud, workplace injury and damage to physical assets as a result of internal or outsourced business activities. The impact can result in significant financial loss, reputational harm or regulatory censure and penalties.
Operational risk is embedded in all our business activities including the practices for managing other risks such as credit, market and liquidity risk. We must manage operational risk so that we can create and sustain shareholder value, successfully execute our business strategies, operate efficiently and provide reliable, secure and convenient access to financial services. We maintain a formal enterprise-wide operational risk management framework that emphasizes a strong risk management and internal control culture throughout TD.
Under Basel II, we use the Standardized Approach to operational risk regulatory capital. Work is underway to build upon TD’s operational risk management framework to meet the requirements of the Advanced Measurement Approach for operational risk, and to proceed towards implementation.

WHO MANAGES OPERATIONAL RISK
Operational Risk Management is an independent function that designs and maintains our overall operational risk management framework. This framework sets out the enterprise-wide governance processes, policies and practices to identify, assess, report, mitigate and control operational risk. Risk Management ensures that there is appropriate monitoring and reporting of our operational risk exposures to senior management via the Operational Risk Oversight Committee, the ERMC and the Risk Committee of the Board.
    We also maintain specialist groups who manage specific operational risk exposures that require dedicated mitigation and control activities. These areas are responsible for setting policies for the entire enterprise and maintaining appropriate oversight in specialized areas such as business continuity, outsourcing management, financial crime, project change management, technology risk management, and information security.
The senior management of individual business units is responsible for the day-to-day management of operational risk following our established operational risk management policies. Within each business unit and corporate area, an independent risk management function uses the elements of the operational risk management framework according to the nature and scope of the operational risks the area is exposed to. The senior executives in each business unit participate in a Risk Management Committee that oversees operational risk management issues and initiatives.

HOW WE MANAGE OPERATIONAL RISK
Our operational risk management framework is designed to ensure that our operational risk exposures are proactively managed and controlled to acceptable levels consistent with TD’s risk appetite. The framework incorporates industry best practices and meets regulatory guidelines. Key components of the framework include:

Governance and Policy
Management reporting and organizational structures emphasize accountability, ownership and effective oversight of each business unit’s and each corporate area’s operational risk exposures. In addition, the Risk Committee of the Board’s and senior management’s expectations for managing operational risk are set out by enterprise-wide policies and practices.

Risk and Control Self-Assessment
Internal control is one of the primary lines of defence in safeguarding our employees, customers, assets and information, and in preventing and detecting errors and fraud. Annually, management undertakes comprehensive assessments of their key risk exposures and the internal controls in place to reduce or offset these risks. Senior management reviews the results of these evaluations to ensure that our risk management and internal controls are effective, appropriate and comply with our policies.

Operational Risk Event Monitoring
In order to reduce our exposure to future loss, it is critical that we remain aware of our own as well as industry risks and respond appropriately. Our policies and processes require that operational risk events be identified, tracked and reported to the right level of management to ensure that we analyze and manage them appropriately and take suitable corrective and preventative action. We also review, analyze and benchmark TD against industry operational risk losses that have occurred at other financial institutions using information acquired through recognized industry data providers.

Risk Reporting
Risk Management, in partnership with senior management, regularly reports on risk-related measures and the status of risk throughout TD to the senior business management and the Risk Committee of the Board. Operational risk measures are systematically tracked, assessed and reported to ensure management accountability and attention is maintained over current and emerging issues.

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Insurance
To provide TD with additional protection from loss, Risk Management actively manages a comprehensive portfolio of business insurance and other risk mitigating arrangements. The type and level of insurance coverage is continually assessed to ensure that both our tolerance for risk and statutory requirements are met. This includes conducting regular in-depth risk and financial analysis and identifying opportunities to transfer our risk to third parties where appropriate.

Technology and Information
Virtually all aspects of our business and operations use technology and information to create and support new markets, competitive products and delivery channels, and other business developments. The key risks are associated with the operational availability, integrity, confidentiality, and security of our information, systems and infrastructure. These risks are actively managed through enterprise-wide technology risk and information security management programs using industry best practices and our operational risk management framework. These programs include robust threat and vulnerability assessments, as well as security and disciplined change management practices.

Business Continuity Management
During incidents that could disrupt our business and operations, Business Continuity Management supports the ability of senior management to continue to manage and operate their businesses, and provide customers access to products and services. Our robust enterprise-wide business continuity management program includes formal crisis management protocols and continuity strategies. All areas of TD are required to maintain and regularly test business continuity plans designed to respond to a broad range of potential scenarios.

Outsourcing Management
Outsourcing is any arrangement where an external supplier performs a business activity, function or process on our behalf. The benefits of outsourcing business activities include access to leading technology, specialized expertise, economies of scale and operational efficiencies. While these arrangements bring benefits to our businesses and customers, we also need to manage and minimize any risks related to the activity. We do this through an enterprise-level outsourcing risk management program that guides outsourcing activities and ensures the level of risk management and senior management oversight is appropriate to the size and importance of the outsourcing arrangement.

Project Management
We have established a disciplined project management program of processes and supervisory mechanisms to ensure projects are successfully implemented in a planned and systematic manner and are monitored by senior management. Our Enterprise Program Management Office maintains project management standards that are continually benchmarked against leading industry practices.

Financial Crime
Safeguarding our customers, employees, assets, information and preventing and detecting fraud and other forms of financial crime are very important to us. To do this, we maintain extensive security systems, protocols and practices to detect and prevent financial crime. This includes regular employee training to ensure compliance with crime prevention policies and practices.

Insurance Risk

Insurance risk is the risk of loss due to actual insurance claims exceeding the insurance claims expected in product pricing. Insurance risk is further divided into underwriting risk and claims risk. Underwriting risk is defined as the risk of financial loss resulting from inappropriate product design and the selection and pricing of risks to be insured. Claims risk is defined as the risk of loss due to unforeseen increases in the size and frequency of claims and time-to-payment expenses..
Insurance by nature involves the distribution of products that transfer individual risks to the issuer with the expectation of a return built into the insurance premiums earned. We are exposed to insurance risk in our property and casualty insurance business, and in our life and health insurance and reinsurance businesses.

WHO MANAGES INSURANCE RISK
Senior management within the insurance business units has primary responsibility for managing insurance risk with oversight by the Chief Risk Officer for Insurance who reports into Risk Management. The Audit Committee of the Board acts as the Audit and Conduct Review Committee for the Canadian Insurance company subsidiaries. The Insurance company subsidiaries also have their own boards of directors, as well as independent appointed actuaries who provide additional risk management oversight.

HOW WE MANAGE INSURANCE RISK
We maintain a number of policies and practices to manage insurance risk. Sound product design is an essential element. The vast majority of risks insured are short-term in nature, that is, they do not involve long-term pricing guarantees. Geographic diversification and product-line diversification are important elements as well. Reinsurance protection is purchased to further reduce exposure to fluctuations in claims, notably the exposure to natural catastrophes in the property and casualty insurance business. We also manage risk through effective underwriting and claim adjudication practices, ongoing monitoring of experience, and stress-testing scenario analysis.

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	77

Regulatory and Legal Risk

Regulatory and Legal risk is the risk of non-compliance with laws, rules, regulations, obligatory practices or standards, contractual agreements, or other legal requirements, including the effectiveness of preventing and handling litigation.
Financial services is one of the most closely regulated industries, and the management of a financial services business such as ours is expected to meet high standards in all business dealings and transactions. As a result, we are exposed to regulatory and legal risk in virtually all of our activities. Failure to meet regulatory and legal requirements not only poses a risk of censure or penalty, and may lead to litigation, but also puts our reputation at risk. Financial penalties, unfavourable judicial or regulatory judgments and other costs associated with legal proceedings may also adversely affect the earnings of TD.
Regulatory and legal risk differs from other banking risks, such as credit risk or market risk, in that it is typically not a risk actively or deliberately assumed by management in expectation of a return. It occurs as part of the normal course of operating our businesses.

WHO MANAGES REGULATORY AND LEGAL RISK
Business units and corporate areas are responsible for managing day-to-day regulatory and legal risk, while the Legal and Corporate Compliance Department and Regulatory & Government Affairs Department assist them by providing advice and oversight.
The Corporate Compliance Department and Regulatory & Government Affairs Department identifies and monitors significant regulatory risk across our organization, and is responsible for ensuring that key day-to-day business controls comply with applicable legislation.
Internal and external Legal counsel also works closely with the business units and corporate functions to identify areas of potential regulatory and legal risk, and actively manage them to reduce TD’s exposure.

HOW WE MANAGE REGULATORY AND LEGAL RISK
Our Code of Conduct and Ethics helps set the “tone at the top” for a culture of integrity within our organization. The Code stipulates that every business decision and action on TD’s behalf must be assessed in light of what is right, legal and fair. All directors, officers and employees are required to attest annually that they understand the Code and have complied with its provisions.
Business units and corporate areas manage day-to-day regulatory and legal risk primarily by implementing appropriate policies, procedures and controls. The Legal and Corporate Compliance and Regulatory & Government Affairs Departments, in certain circumstances, assist them by:
•	Communicating and advising on regulatory and legal requirements and emerging compliance risks to each business unit as required.
•	Implementing or assisting with policies, procedures and training.
•	Independently monitoring and testing for adherence to certain regulatory and legal requirements, as well as the effectiveness of associated key internal controls.
•	Tracking, escalating and reporting significant issues and findings to senior management and the Board.
•	Liaising with regulators, as appropriate, regarding new or revised legislation, or regulatory guidance or regulatory examinations.

Additionally, the Legislative Compliance Management Program (LCM), run by the Corporate Compliance Department assesses legislative requirements and associated key controls across the organization, using a risk-based approach. Where any gaps are identified, action plans are implemented and are tracked to completion. The Chief Compliance Officer provides an annual LCM report to the Audit Committee of the Board stating the results of the annual process and setting out an opinion on the strength of the LCM framework and regulatory risk management at TD.
Finally, while it is not possible to completely eliminate legal risk, the Legal Department also works closely with business units and other corporate areas to draft and negotiate legal agreements to manage those risks, to provide advice on the performance of legal obligations under agreements and applicable legislation, and to manage litigation to which TD or its subsidiaries are a party.

Reputational Risk

Reputational risk is the potential that negative stakeholder impressions, whether true or not, regarding an institution’s business practices, actions or inactions, will or may cause a decline in the institution’s value, brand, liquidity or customer base.
A company’s reputation is a valuable business asset in its own right, essential to optimizing shareholder value and, as such, is constantly at risk. Reputational risk can arise as a consequence of any organization’s activities and cannot be managed in isolation from other forms of risk. All risks can have an impact on reputation, which in turn can impact the brand, earnings and capital.

WHO MANAGES REPUTATIONAL RISK
Ultimate responsibility for TD’s reputation lies with the SET and the executive committees that examine reputational risk as part of their regular mandate. The Reputational Risk Committee is the executive committee with enterprise-wide responsibility for making decisions on reputational risks. The Committee’s purpose is to ensure that new and existing business activities, transactions, products or sales practices that are referred to it are reviewed at a sufficiently broad and senior level so that the associated reputational risk issues are fully considered.
Nonetheless, every employee and representative of our organization has a responsibility to contribute in a positive way to our reputation. This means ensuring ethical practices are followed at all times, interactions with our stakeholders are positive, and we comply with applicable policies, legislation and regulations. Reputational risk is most effectively managed when every individual works continuously to protect and enhance our reputation.

HOW WE MANAGE REPUTATIONAL RISK
Our enterprise-wide Reputational Risk Management Policy is approved by the Risk Committee of the Board. This policy sets out the framework under which each business unit is required to implement a reputational risk policy and procedures. These include designating a business-level committee to review reputational risk issues and to identify issues to be brought to the Reputational Risk Committee.

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	78

We also have defined and documented processes to approve new products and new business, particularly structured transactions in our Wholesale business. These processes involve committees with representation from the businesses and control functions, and include consideration of all aspects of a new product, including reputational risk.

Environmental Risk

Environmental risk is the possibility of loss of strategic, financial, operational or reputational value resulting from the impact of environmental issues or concerns within the scope of short-term and long-term cycles.
Management of environmental risk is an enterprise-wide priority. Key environmental risks include: 1) direct risks associated with the ownership and operation of our business, which includes management and operation of company-owned or managed real estate, fleet, business operations and associated services; 2) indirect risks associated with the environmental performance of clients to whom TD provides financing or in which TD invests; 3) identification and management of emerging environmental regulatory issues; and 4) failure to understand and appropriately leverage environment-related trends to meet customer and consumer demands for products and services.

WHO MANAGES ENVIRONMENTAL RISK
The Executive Vice President Community, Environment and Chief Marketing Officer holds senior executive accountability for environmental management. The Executive Vice President is supported by the Chief Environment Officer who leads the Corporate Environmental Affairs team. The Corporate Environmental Affairs team is responsible for developing environmental strategy, setting environmental performance standards and targets, and reporting on performance. There is also an enterprise-wide Environmental Steering Committee (ESC) composed of senior executives from TD’s main business units and corporate functions. The ESC is responsible for approving environmental strategy and performance standards, and communicating these throughout the business. TD’s business units are responsible for implementing the environmental strategy within their units.

HOW WE MANAGE ENVIRONMENTAL RISK
We manage environmental risks within the Environmental Management System (EMS) which consists of three components: an Environmental Policy, an Environmental Management Framework and Environmental Procedures and Processes. In 2011, we updated our EMS to be consistent with the ISO 14001 international standard, which represents industry best practice. Our Environmental Policy was updated to reflect the global scope of TD’s environmental activities.
Within our Environmental Management Framework, we have identified a number of priority areas and have made voluntary commitments relating to these.
Our environmental performance is publicly reported within our annual Corporate Responsibility Report. Performance is reported according to the Global Reporting Initiative (GRI) and is independently assured.
TD’s global operations maintained carbon neutral status in 2011. We accomplished this by reducing our energy use and purchasing electricity from renewable energy sources. We continued to develop innovative carbon offsets, sourced from within our North American operating footprint.
During 2011, TD completed the roll out of updated Environmental and Social Credit Risk Management Procedures applied to credit and lending in the wholesale, commercial and retail businesses. These procedures include assessment of our clients’ policies, procedures and performance on material environmental and related social issues, such as climate risk, biodiversity, water risk, stakeholder engagement, free, prior and informed consent of Aboriginal peoples. Within Wholesale Banking, sector-specific guidelines have been developed for environmentally-sensitive sectors. TD has been a signatory to the Equator Principles since 2007 and reports on Equator Principle projects within our annual Corporate Responsibility Report.
TD Asset Management (TDAM) is a signatory to the United Nations Principles for Responsible Investment (UN PRI). Under the UN PRI, investors commit to incorporate environmental and social issues into investment analysis and decision-making. TDAM applies its Sustainable Investing Policy across its operations. The Policy provides information on how TDAM is implementing the UN PRI.
We proactively monitor and assess policy and legislative developments, and maintain an ‘open door’ approach with environmental and community organizations, industry associations and responsible investment organizations.
For more information on our environmental policy, management and performance, please refer to our Corporate Responsibility Report, which is available at our website: http://www.td.com/corporateresponsibility/.

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	79

TD Ameritrade

HOW RISK IS MANAGED AT TD AMERITRADE
TD Ameritrade’s management is primarily responsible for managing risk at TD Ameritrade under the oversight of TD Ameritrade’s Board particularly through its Risk Committee and Audit Committee of the Board. TD monitors the risk management process at TD Ameritrade through its participation in TD Ameritrade’s board and management governance and protocols.
Five of the twelve TD Ameritrade directors are designated by TD, including our CEO and two independent directors of TD, pursuant to the terms of a Stockholders Agreement among TD, TD Ameritrade and certain other stockholders. TD Ameritrade’s bylaws, which state that the Chief Executive Officer’s appointment requires approval of two-thirds of the Board, ensure the selection of TD Ameritrade’s Chief Executive Officer attains the broad support of the TD Ameritrade Board which currently would require the approval of at least one director designated by TD. The Stockholders Agreement stipulates that the Board committees of TD Ameritrade must include at least two TD designated directors, subject to TD’s percentage ownership in TD Ameritrade and certain other limited exceptions.  Currently, the directors we designate participate in a number of TD Ameritrade Board committees, including chairing the Audit Committee and the HR and Compensation Committee and participating in the Risk Committee and Corporate Governance Committee.
The terms of the Stockholders Agreement provide for certain information sharing rights in favour of TD to the extent TD requires such information from TD Ameritrade to appropriately manage and evaluate its investment and to comply with its legal and regulatory obligations. Accordingly, management processes and protocols are aligned between TD and TD Ameritrade to coordinate necessary intercompany information flow. In addition to regular communication at the Chief Executive Officer level, monthly operating reviews with TD Ameritrade permit TD to examine and discuss TD Ameritrade’s operating results and key risks. As well, certain functions, such as Internal Audit, Finance and Compliance, have relationship protocols that allow for the sharing of information on risk and control issues. Quarterly reports to our Audit Committee and Risk Committee include comments on any significant internal audit issues at TD Ameritrade; and risk issues are reported up to our Risk Committee as required, and at least annually.

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ACCOUNTING STANDARDS AND POLICIES
Critical Accounting Estimates

The Bank’s accounting policies are essential to understanding its results of operations and financial condition. A summary of the Bank’s significant accounting policies is presented in the Notes to the Consolidated Financial Statements. Some of the Bank’s policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates could have a significant impact on the Bank’s Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies are well controlled and occur in an appropriate and systematic manner. In addition, the Bank’s critical accounting policies are reviewed with the Audit Committee on a periodic basis. Critical accounting policies that require management’s judgment and estimates include accounting for loan losses, accounting for the fair value of financial instruments, accounting for securitizations and variable interest entities, the valuation of goodwill and other intangibles, accounting for pensions and post-retirement benefits, accounting for income taxes, and contingent liabilities.

LOAN LOSSES
Accounting for loan losses is an area of importance given the size of the Bank’s loan portfolio. A loan is considered impaired when there is objective evidence subsequent to the initial recognition of the loan that there has been a deterioration of credit quality to the extent that management no longer has reasonable assurance as to the timely collection of the full amount of principal and interest. The Bank has two types of allowances against loan losses - specific and general.
A specific allowance is recorded against loans that are classified as impaired, which occurs when there is objective evidence of impairment at the specific loan level. Judgment is required as to the timing of designating a loan as impaired and the amount of the required specific allowance. Management exercises judgment as to the amount that will be recovered once the borrower defaults. Changes in the amount management expects to recover can have a direct impact on the provision for credit losses and may result in a change in the allowance. Changes in the specific allowance, if any, would primarily impact the Canadian Personal and Commercial Banking, the U.S. Personal and Commercial Banking, and the Wholesale Banking segments.
The general allowance captures the credit losses in circumstances where the loss event is considered to have occurred, but for which there is not yet objective evidence of impairment at the specific loan level. In establishing the general allowance, the Bank refers to internally developed models that utilize parameters for probability of default (PD), loss given default (LGD) and exposure at default (EAD). Using these models the probable range of general allowance levels is calculated. Management’s judgment is used to determine the point within the range that is the best estimate of losses, based on an assessment of business and economic conditions, historical loss experience, loan portfolio composition, and other relevant indicators that are not fully incorporated into the model calculation. If the wholesale and commercial parameters were independently increased or decreased by 10%, then the model would indicate an increase or decrease to the mean of the range in the amount or $24.8 million for PD, $24.8 million for LGD, and $81.6 million for EAD, respectively. Changes in the general allowance, if any, would primarily impact the Corporate and U.S. Personal and Commercial Banking segments.
The “Managing Risk - Credit Risk” section of this MD&A provides a more detailed discussion regarding credit risk. Also, see Note 4 to the Consolidated Financial Statements and the “Credit Portfolio Quality” section of this MD&A for additional disclosures regarding the Bank’s allowance for credit losses.

FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of financial instrument is based on quoted prices in active markets, where available, adjusted for daily margin settlements, where applicable. Where there is no active market for the instrument, fair value may be based on other observable current market transactions involving the same instrument, without modification or repackaging, or is based on a valuation technique which maximizes the use of observable market inputs. Observable market inputs include interest rate yield curves, foreign exchange rates, and option volatilities. Valuation techniques include comparisons with similar instruments where market observable prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants. For certain complex or illiquid financial instruments, fair values may be determined in whole or in part using valuation techniques, such as internally developed valuation models, which may incorporate non-observable market inputs.
Inputs estimated are subject to management’s judgment. For example, certain credit products are valued using models with non-observable inputs such as correlation and recovery rates. Uncertainty in estimating the inputs can impact the amount of revenue or loss recorded for a particular position. Management’s judgment is also used in recording fair value adjustments to model valuations to account for measurement uncertainty when valuing complex and less actively traded financial instruments. Valuation adjustments are described further in Note 2 to the Consolidated Financial Statements.
The Bank has controls in place to ensure that the valuations derived from the models and inputs are appropriate. These include independent review and approval of valuation models and inputs, and independent review of the valuations by qualified personnel. If the market for complex financial instrument products develops, the pricing for these products may become more transparent, resulting in refinement of valuation models. For a discussion of market risk, refer to the “Managing Risk - Market Risk” section of this MD&A. As described in Note 2 to the Consolidated Financial Statements, for financial instruments whose fair value is estimated using valuation techniques based on non-observable market inputs that are significant to the overall valuation, the difference between the best estimate of fair value at initial recognition represented by the transaction price, and the fair value determined using the valuation technique, is recognized in income as the non-observable inputs become observable. Note 2 also summarizes the difference between the transaction price and amount determined at inception using valuation techniques with significant non-observable market inputs.

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The process for obtaining multiple quotes of external market prices, consistent application of models over a period of time, and the controls and processes described above, support the reasonability of the valuation models. The valuations are also validated by past experience and through actual cash settlement under the contract terms.
Valuation of private equity investments requires management’s judgment due to the absence of quoted market prices, inherent lack of liquidity, and the longer-term nature of such investments. Private equity investments are recorded at cost and are compared with fair value on a periodic basis to evaluate whether an impairment in value has occurred that is other than temporary in nature. Fair value is determined using valuation techniques, including discounted cash flows and a multiple of earnings before taxes, depreciation, and amortization. Management applies judgment in the selection of the valuation methodology and the various inputs to the calculation, which may vary from one reporting period to another. These estimates are monitored and reviewed on a regular basis by management for consistency and reasonableness. Any imprecision in these estimates can affect the resulting fair value. The inherent nature of private equity investing is that management’s valuation will change over time as the underlying investment matures and an exit strategy is developed and realized. Estimates of fair value may also fluctuate due to developments in the business underlying the investment. Such fluctuations may be significant depending on the nature of the factors going into the valuation methodology and the extent of change in those factors.
Available-for-sale securities are written down to their fair value through the Consolidated Statement of Income when there is impairment in value that is considered to be other than temporary in nature. The determination of whether or not other than temporary impairment exists is a matter of judgment. We review these securities regularly for possible impairment that is other than temporary and this review typically includes an analysis of the facts and circumstances of each investment and the expectations for that investment’s performance. Impairment of the value of an investment may be indicated by the presence of conditions which should be examined collectively. For equity securities, some of these conditions are prolonged periods during which the fair value of the investment is significantly less than its carrying value, significant financial difficulty of the issuer, severe losses by the investee in the current year or current and prior years, continued losses by the investee for a period of years, suspension of trading in the securities, a downgrade of an entity’s credit rating, or liquidity or going concern problems of the investee.
Debt securities classified as available-for-sale are considered impaired when there is uncertainty concerning the collectability of interest and principal. Accordingly, professional judgment is required in assessing whether a decline in fair value is the result of a general reduction in market liquidity, change in interest rates or due to collectability issues with respect to the expected cash flows over the life of the debt security.
See Note 2 to the Consolidated Financial Statements for additional disclosures regarding the Bank’s significant financial assets and financial liabilities carried at fair value by valuation methodology, and a discussion of the potential effect of using reasonable possible alternative assumptions on the value of financial instruments valued using significant non-observable inputs. All of the Bank’s segments are impacted by this accounting policy.
The Bank recognizes interest income and expense using the effective interest rate method for financial instruments that are accounted for at amortized cost and for those that are classified as available-for-sale. The effective interest rate is the rate that discounts the estimated future cash flows over the expected life of the financial instrument resulting in recognition of interest income and expense on a constant yield basis.

SECURITIZATIONS AND VARIABLE INTEREST ENTITIES
There are two key determinations relating to accounting for securitizations. The first key determination is in regard to bank-originated securitized assets. A decision must be made as to whether the securitization should be considered a sale under GAAP. GAAP requires that specific criteria be met in order for the Bank to have surrendered control of the assets and thus be able to recognize a gain or loss on sale. For instance, the securitized assets must be isolated from the Bank and placed beyond the reach of the Bank and its creditors, even in the case of bankruptcy or receivership. In determining the gain or loss on sale, management estimates future cash flows by relying on estimates of the amount of interest that will be collected on the securitized assets, the yield to be paid to investors, the portion of the securitized assets that will be prepaid before their scheduled maturity, expected credit losses, the cost of servicing the assets and the rate at which to discount these expected future cash flows. Actual cash flows may differ significantly from those estimated by management. If actual cash flows are different from our estimate of future cash flows then the gains or losses on the securitization recognized in income will be adjusted. Retained interests are classified as trading securities and are carried at fair value on the Consolidated Balance Sheet (retained interests related to automobile loans are classified as AFS debt securities). Note 5 to the Consolidated Financial Statements provide additional disclosures regarding securitizations, including a sensitivity analysis for key assumptions. For 2011, there were no significant changes to the key assumptions used in estimating the future cash flows. These assumptions are subject to periodic review and may change due to significant changes in the economic environment.
The second key determination is whether a VIE should be consolidated. The Bank holds interests in a number of VIEs, including all of the Bank’s securitization trusts that are considered to be VIEs. Current GAAP requires consolidation of a VIE only when the Bank is the primary beneficiary, and exposed to a majority of the VIE’s expected losses or entitled to a majority of the VIE’s expected residual returns. In addition, if the VIE is a QSPE, a conclusion which requires judgment, then the Bank does not consolidate the VIE. Management uses judgment to estimate the expected losses and expected residual returns to determine if the Bank retains substantially all of the residual risk and rewards of the VIE.
Under current GAAP, all of the Bank-originated assets transferred to VIEs meet the criteria for sale treatment and non-consolidation. All of the Bank’s segments are impacted by this accounting policy.

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VALUATION OF GOODWILL AND OTHER INTANGIBLES
Goodwill is not subject to amortization. Instead, it is tested for impairment at the reporting unit level on an annual basis unless certain criteria are met in compliance with GAAP and if an event or change in circumstances occurs that indicates that the carrying value of the reporting unit might exceed its fair value. The first step of goodwill impairment testing involves determining whether the fair value of the reporting unit to which the goodwill is associated is less than its carrying value. Where fair value of the reporting unit exceeds its carrying value, goodwill of that reporting unit is considered not to be impaired. When the fair value of the reporting unit is less than its carrying value, a second step is required and the fair value of the goodwill in that reporting unit is compared to its carrying value. If the fair value of goodwill is less than its carrying value, goodwill is considered to be impaired and a charge for impairment representing the excess of carrying value over fair value of the goodwill is recognized immediately in the Consolidated Statement of Income.
The fair value of the Bank’s reporting units are determined from internally developed valuation models that consider various factors and assumptions such as forecasted earnings, growth rates, price earnings multiples, discount rates, and terminal multiples. Management is required to use judgment in estimating the fair value of reporting units and the use of different assumptions and estimates in the fair value calculations could influence the determination of the existence of impairment and the valuation of goodwill. Management believes that the assumptions and estimates used are reasonable and supportable. Where possible, fair values generated internally are compared to relevant market information. The carrying values of the Bank’s reporting units are determined by management using economic capital models to adjust net assets and liabilities by reporting unit. These models consider various factors including market risk, credit risk, and operational risk, and are designed to produce the equity capital a reporting unit would have if it was a stand-alone entity. The Capital Management Committee reviews the Bank’s allocation of economic capital to the reporting units.
The Bank’s 2011 goodwill testing concludes that the goodwill in each reporting unit is considered not to be impaired. Additionally, none of the Bank’s reporting units are at risk of failing the first step of goodwill impairment testing.
Other intangible assets with an indefinite life are not subject to amortization; rather, they should be assessed annually for impairment. As at October 31, 2011, the Bank does not have any indefinite life intangibles. Finite life intangible assets that are subject to amortization, after initial recognition, are amortized over their estimated useful life. Finite life intangible assets are assessed for impairment when an event or changes in circumstances indicate that the assets might be impaired. Determining the estimated useful life and the identification of any events or changes in circumstances affecting the recoverability of carrying value of these finite life intangible assets requires an analysis of facts and management’s judgment. When events or changes in circumstances indicate that the carrying value may not be recoverable and the carrying value is higher than the sum of undiscounted cash flows expected from the asset’s use and eventual disposition, the asset is written down to its fair value.
This accounting policy impacts all of the Bank’s business segments. See Note 9 to the Consolidated Financial Statements for additional disclosures regarding goodwill and other intangibles.

EMPLOYEE FUTURE BENEFITS
Pension and other post employment benefit plan obligations and expenses are dependent on the assumptions used in calculating these amounts. The actuarial assumptions of expected long-term return on plan assets, compensation increases, health care cost trend rate and discount rate are management’s best estimates and are reviewed annually with the Bank’s actuaries. The Bank develops each assumption using relevant experience in conjunction with market related data and considers if there is any prolonged or significant impact on the assumptions. The discount rate used to value liabilities is based on long-term corporate AA bond yields as at the measurement date. The expected long term return on plan assets is based on historical returns and future expectations for returns for each asset class, as well as the target asset allocation of the fund. The other assumptions are also long-term estimates. All assumptions are subject to a degree of uncertainty. Differences between actual experience and the assumptions, as well as changes in the assumptions resulting from changes in future expectations, result in increases or decreases in the pension and other post employment benefit plan obligations and expenses in future years. All of the Bank’s segments are impacted by this accounting policy.

The following table provides the sensitivity of the projected benefit obligation and the expense for the Bank’s principal pension plans to changes in the discount rate and assumptions for expected long-term return on plan assets and compensation increases. The sensitivity analysis provided in the table is hypothetical and should be used with caution. For a further discussion of the key assumptions used in determining the Bank’s projected benefit obligation and annual expense see Note 23 to the Consolidated Financial Statements.

TABLE 58: SENSITIVITY OF CHANGE IN KEY ASSUMPTIONS
(millions of Canadian dollars, except as noted)	Obligation	Expense
Impact of a change of 1.0% in key assumptions
Discount rate assumption used	5.42%	5.81%
Decrease in assumption	$600	$97
Increase in assumption	(495)	(100)
Expected long-term return on assets assumption used	n/a	6.41%
Decrease in assumption	n/a	28
Increase in assumption	n/a	(28)
Rate of compensation increase assumption used	3.50%	3.50%
Decrease in assumption	$(173)	$(37)
Increase in assumption	187	43

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INCOME TAXES
We are subject to taxation in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. We maintain provisions for uncertain tax positions that we believe appropriately reflect our risk with respect to tax positions under discussion, audit, dispute, or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. We assess the adequacy of these provisions at the end of each reporting period. However, it is possible that at some future date, an additional liability could result from audits by the relevant taxing authorities. Provisions are reversed to income in the period in which management assesses they are no longer required or as determined by statute.
Future income taxes are recorded to account for the effects of future taxes on transactions occurring in the current period. The accounting for future income taxes impacts all of the Bank’s segments and requires judgment in the following key situations:
•
Future tax assets are assessed for recoverability. The Bank records a valuation allowance when it believes, based on all available evidence, that it is more likely than not that all of the future tax assets recognized will not be realized before their expiration. The amount of the future income tax asset recognized and considered realizable could, however, be reduced if projected income is not achieved due to various factors, such as unfavourable business conditions. If projected income is not expected to be achieved, the Bank would record an additional valuation allowance to reduce its future tax assets to the amount that it believes can be realized. The magnitude of the valuation allowance is significantly influenced by the Bank’s forecast of future profit generation, which determines the extent to which it will be able to utilize the future tax assets.

•
Future tax assets are calculated based on tax rates expected to be in effect in the period in which they will be realized. Previously recorded tax assets and liabilities need to be adjusted when the expected date of the future event is revised based on current information.

•
The Bank has not recognized a future income tax liability for undistributed earnings of certain operations as it does not plan to repatriate them. Estimated taxes payable on such earnings in the event of repatriation would be $494 million at October 31, 2011.

CONTINGENT LIABILITIES
Contingent liabilities arise when there is some uncertainty whether, as a result of a past event or transaction, the Bank will incur a loss in the future. The Bank and its subsidiaries are involved in various legal actions in the ordinary course of business, many of which are loan-related. In management’s opinion, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Bank.
Contingent loss accruals are established when it becomes likely that the Bank will incur an expense and the amount can be reasonably estimated. In addition to the Bank’s management, for contingent litigation loss accruals, internal and external experts are involved in assessing the likelihood and in estimating any amounts involved. Throughout the existence of a contingency, the Bank’s management or its experts may learn of additional information that may impact its assessments about probability or about the estimates of amounts involved. Changes in these assessments may lead to changes in recorded loss accruals. In addition, the actual costs of resolving these claims may be substantially higher or lower than the amounts accrued for those claims.
See Note 29 to the Consolidated Financial Statements for more details.

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ACCOUNTING STANDARDS AND POLICIES
Future Accounting and Reporting Changes

The Bank expects to adopt the following accounting standards in the future. See Note 1 to the Bank’s Consolidated Financial Statements for more details of future accounting and reporting changes.

Transition to International Financial Reporting Standards in Fiscal 2012
The Bank is transitioning from Canadian GAAP to International Financial Reporting Standards (IFRS), effective for interim and annual periods beginning in the first quarter of fiscal 2012. Refer to Note 34 of the Consolidated Financial Statements for the Bank’s IFRS opening Consolidated Balance Sheet as at November 1, 2010 (IFRS opening Consolidated Balance Sheet) and related disclosures including a summary of the Bank’s first-time adoption transition elections under IFRS 1 and other significant differences between Canadian GAAP and IFRS. These disclosures form the starting point for TD’s financial reporting under IFRS and have been provided to allow users of the financial statements to obtain a better understanding of the expected effect on the Consolidated Financial Statements as a result of the adoption of IFRS. The interim and annual fiscal 2012 Consolidated Financial Statements will also include fiscal 2011 comparatives, related transitional reconciliations and accompanying note disclosures.
IFRS uses a conceptual framework similar to Canadian GAAP; however, certain differences exist related to items such as recognition, measurement, and disclosure, certain of which may have a significant impact on the Bank’s accounting policies. The Bank is finalizing its assessment of the full impact of its transition to IFRS as further discussed below.

IFRS Transition Program Summary
To manage the transition to IFRS, the Bank implemented a comprehensive, enterprise-wide program supported by a formal governance framework. The key elements of the IFRS transition program include developing a project governance framework, updating accounting policies, preparing financial statements, building financial reporting expertise, identifying impact on business processes and information technology, implementing internal controls over financial reporting (ICFR), and implementing appropriate disclosure controls and procedures (DC&P), including investor relations and communication plans. The Bank’s implementation plan consists of the following phases: (i) Program Initiation and Planning; (ii) Detailed Assessment; (iii) Design and Solution Development; and (iv) Implementation.

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KEY ACTIVITIES AND MILESTONES	RELATED PHASE	STATUS
1. Project Governance Framework
Establish program structure and raise awareness, including the following:
•    Form Steering Committee and project teams, which consist of Finance, Technology, Internal Audit, and Program Office.
•    Establish progress reporting protocols and project management practices.
•    Determine processes for consensus of key decisions and project oversight.
•    Hold IFRS overview sessions at various levels within the Bank.
Program Initiation and Planning; Detailed Assessment
•    All milestones have been completed.
•    The Steering Committee is kept informed of project status and key policy decisions. The Audit Committee receives regular updates. External advisors have been engaged to assist with certain elements of IFRS analysis. The Bank’s external stakeholders, OSFI and the external auditors are kept apprised of the progress of the project.

2. Accounting Policies
• Perform a detailed comparison of IFRS to Canadian GAAP to determine the impact to the Bank’s accounting policies.	Detailed Assessment
•    Key differences between IFRS and Canadian GAAP have been identified and analyzed.
•    Other differences between IFRS and Canadian GAAP, which are expected to have a lower impact and require limited changes to business processes have also been identified and analyzed.

• Analyze and determine ongoing policies where alternatives are permitted.	Detailed Assessment; Design and Solution Development	• The Bank has analyzed the available alternatives for its significant accounting policies and has completed an assessment of which alternatives it will select.
• Analyze and determine which IFRS 1, First-time Adoption of International Financial Reporting Standards (IFRS 1) exemptions will be taken on transition to IFRS.		• The Bank has analyzed the available IFRS 1 exemptions and has determined which exemptions to apply. (see First-Time Adoption of IFRS below).
• Identify the tax implications resulting from first-time adoption decisions and ongoing accounting policy differences.
•    The Bank has finalized its assessment of the tax impacts related to its first-time adoption decisions and transitional adjustments to IFRS, and the on-going tax impacts of accounting policy differences.

• Implement revisions to key accounting policies.	Implementation
•    Technical accounting analyses have been completed for all IFRS standards that are expected to impact the Bank.
•    Key accounting policies requiring revisions have been identified and the Bank is finalizing IFRS updates.

3. Financial Statement Preparation and Reporting
• Identify significant changes in note disclosures and financial statement presentation.	Detailed Assessment; Design and Solution Development	• Significant changes in note disclosures and financial statement presentation have been identified and drafts have been prepared for internal review.
• Assess the impact of transition on the IFRS opening Consolidated Balance Sheet.	Design and Solution Development	• An analysis of the impact to the Bank’s IFRS opening Consolidated Balance Sheet has been completed.
• Perform data gathering and prepare IFRS opening Consolidated Balance Sheet and comparative financial information, including related transitional reconciliations and note disclosures.	Implementation
•    The opening Consolidated Balance Sheet has been prepared ; refer to Note 34 of the accompanying Notes to the Consolidated Financial Statements.
•    Data gathering and drafts of remaining transitional reconciliations to be included as comparative financial information in fiscal 2012 continues to progress.

• Report IFRS Consolidated Financial Statements, including an IFRS opening Consolidated Balance Sheet, transitional reconciliations and related note disclosures.		• To be effective for the interim and annual periods beginning in the first quarter of fiscal 2012.
4. Financial Reporting and IFRS Expertise
•    Staff the program with an appropriate level of IFRS financial reporting expertise and project management experience.
•    Provide IFRS training to key finance and operational staff, including business process owners.
•    Provide education to management, Steering Committee, and Audit Committee regarding IFRS implications.
Detailed Assessment; Design and Solution Development
•    All milestones have been completed.
•    A project team consisting of IFRS subject matter experts, finance and operational staff and project managers have been engaged.
•    IFRS training has been provided to key internal stakeholders and continues to be provided as required.

• Launch a finance-wide IFRS training program.	Design and Solution Development
•    Finance-wide professional development training sessions on technical IFRS topics continue to be provided. The Bank has also held regular IFRS information sessions with members of the Steering Committee, Audit Committee, senior executives, and certain stakeholders.
•    Guidance on specific issues has been provided to impacted finance and operational personnel.

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KEY ACTIVITIES AND MILESTONES	RELATED PHASE	STATUS
5. Business Impacts
• Identify significant business impacts of the transition to IFRS, including forecasting processes, compensation arrangements, regulatory capital, hedging activities, and other material contracts.	Detailed Assessment; Implementation
•    The Bank has layered in expected IFRS impacts into its forecasting and capital processes.
•    Significant impacts to the Bank’s compensation arrangements are not anticipated.
•    Process and system changes have been completed to address changes to the Bank’s hedging activities, largely due to the impact of securitized assets that no longer qualify for derecognition under IFRS.

• Identify the impacts of IFRS on the Bank’s external clients adopting IFRS, and the impact to their financial statements and loan covenants.
•    The Bank has reviewed disclosures and other available information related to changes in financial statements of external clients, who have adopted IFRS, and assessed the potential impact on the Bank’s lending practices.  The Bank has not many any significant changes to its lending practices as a result of the Bank’s external clients adopting IFRS.

6. Information Technology
•    Identify changes required to information technology systems and design processes to prepare an IFRS opening Consolidated Balance Sheet.
•    Determine a solution for capturing financial information under Canadian GAAP and IFRS during fiscal 2011.
•    Design, develop and test related process and technology changes.
Detailed Assessment; Design and Solution Development
•    A process to capture financial information under Canadian GAAP and IFRS during fiscal 2011 was established.
•    A reporting environment was implemented to track all transition adjustments from Canadian GAAP to IFRS and to produce the IFRS opening Consolidated Balance Sheet, fiscal 2011 comparatives, related transitional reconciliations and note disclosures.

• Test other new processes and information technology.	Implementation	• Testing of new processes and technology changes has been carried out.

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KEY ACTIVITIES AND MILESTONES	RELATED PHASE	STATUS
7. Control Activities: ICFR and DC&P; Including Investor Relations and Communications Plans
•    Identify and update changes in internal controls based on required process and technology changes.
•    For all significant changes to policies and procedures identified, assess effectiveness of ICFR and DC&P and implement any necessary changes.
•    Design and implement internal controls over the IFRS transition process.
Design and Solution Development; Implementation
•    Stakeholders have been involved in the design, implementation, and assessment of the operating effectiveness of controls and procedures for both the IFRS transition process and other changes that will have an on-going impact, as a result of transition.

• Design a communication plan to convey impacts of the transition to IFRS to external stakeholders.		• The Bank has its communication plan in place regarding the anticipated effects of IFRS transition to certain external stakeholders.
• Communicate impact of the IFRS transition to external stakeholders.		• Communication will continue to be made with further detail being provided as key accounting policy and implementation decisions are finalized.

First-Time Adoption of IFRS
Accounting changes resulting from the transition to IFRS will generally be reflected in the Bank’s IFRS opening Consolidated Balance Sheet on a retrospective basis. Where transition has been accounted for on a retrospective basis, the IFRS opening Consolidated Balance Sheet has been presented as if IFRS had always been applied and adjustments for any differences between Canadian GAAP and IFRS impacting IFRS opening retained earnings. Initial elections upon adoption of IFRS (IFRS 1) specify certain mandatory exceptions to the retrospective application of certain standards, and permit exemption options for certain other standards. For the Bank, there are significant exemption options available in the areas of accounting for the following: (i) Employee Future Benefits, (ii) Business Combinations, (iii) Designation of Financial Instruments, and (iv) Currency Translation. The application of certain of these exemptions will have an impact on the Bank’s IFRS opening retained earnings and may also impact accounting in periods subsequent to transition to IFRS. These exemptions, coupled with certain other elections will also have an impact on the Bank’s regulatory capital. However, OSFI has issued guidance which permits the Bank to phase in the impact of IFRS on Tier 1 capital over a five-quarter period beginning in first quarter of fiscal 2012.

Please refer to Note 34 of the accompanying Notes to the Consolidated Financial Statements for the opening Consolidated Balance Sheet and related information.

Other Developments to IFRS
The IASB has issued revised standards on Consolidation, Employee Future Benefits, Presentation of Other Comprehensive Income, Fair Value Measurement, Joint Arrangements and Disclosures of Interests in Other Entities. The Bank is assessing the impact of these changes as the adoption of these changes is not mandatory until after the Bank’s transition to IFRS.
The IASB is also in the process of considering significant changes to accounting guidance related to financial instruments, hedge accounting and other financial instruments topics such as impairment of financial assets and offsetting. These changes will not be mandatory for the Bank until the fiscal year beginning November 1, 2015. A new standard dealing with classification and measurement of financial assets has already been released by the IASB. However, this new standard will not be adopted by the Bank until the mandatory effective date.
Finally, the IASB continues to make changes to IFRS to improve the overall quality of financial reporting including a number of important ongoing standard setting projects. These projects will address such matters as accounting for leases, revenue recognition, insurance contracts, among other items.
The Bank actively monitors all of the IASB’s projects that are relevant to the Bank’s financial reporting and accounting policies and adjusts its IFRS project plan accordingly.

U.S. GAAP
For the future accounting changes related to U.S. GAAP, please see the Reconciliation of Canadian and U.S. Generally Accepted Accounting Principles contained in the Bank’s annual report on Form 40-F for fiscal 2011 filed with the U.S. SEC and available on the Bank’s website at http://www.td.com/investor/index.jsp and at the SEC’s website (http://www.sec.gov).

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ACCOUNTING STANDARDS AND POLICIES
Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES
An evaluation was performed under the supervision and with the participation of the Bank’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Bank’s disclosure controls and procedures, as defined in the rules of the SEC and Canadian Securities Administrators, as of October 31, 2011. Based on that evaluation, the Bank’s management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Bank’s disclosure controls and procedures were effective as of October 31, 2011.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The Bank’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Bank. The Bank’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Bank are being made only in accordance with authorizations of the Bank’s management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Bank’s assets that could have a material effect on the financial statements.
   The Bank’s management has used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission to assess, with the participation of the Chief Executive Officer and Chief Financial Officer, the effectiveness of the Bank’s internal control over financial reporting. Based on this assessment management has concluded that as at October 31, 2011, the Bank’s internal control over financial reporting was effective based on the applicable criteria. The effectiveness of the Bank’s internal control over financial reporting has been audited by the independent auditors, Ernst & Young LLP, a registered public accounting firm that has also audited the Consolidated Financial Statements of the Bank as of and for the year ended October 31, 2011. Their Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States), included in the Consolidated Financial Statements expresses an unqualified opinion on the effectiveness of the Bank’s internal control over financial reporting as of October 31, 2011.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
During the year and quarter ended October 31, 2011, there have been no changes in the Bank’s policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

TD BANK GROUP • 2011 MANAGEMENT’S DISCUSSION AND ANALYSIS	89